As filed with the Securities and Exchange Commission on September 3, 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-7

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

WESTERNZAGROS RESOURCES LTD.

(Exact name of Registrant as specified in its charter)

Alberta, Canada	1311	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Suite 600, Ernst & Young Tower

440 - 2nd Avenue S.W.

Calgary, Alberta T2P 5E9

(403) 693-7017

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue

New York, New York 10011

(212) 590-9200

(Name, address and telephone number of agent for service in the United States)

Copies to:

Lianne J. Tysowski	Andrew J. Foley
Norton Rose Fulbright Canada LLP	Paul, Weiss, Rifkind, Wharton & Garrison LLP
400 3rd Avenue SW, Suite 3700	Suite 3100, 77 King Street West
Calgary, Alberta T2P 4H2	Toronto, Ontario M5K 1J3
Tel: (403) 267-8222	Tel: (416) 504-0520

Approximate date of commencement of proposed sale of the securities to the public:

As soon as practicable after the filing of the next amendment to this registration statement.

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box:  ☐

CALCULATION OF REGISTRATION FEE (1)

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common shares	307,692,308	100%	US$183,640,000	US$23,653

(1)	Calculation of Registration Fee is in accordance with General Instruction II.F of Form F-7.
(2)	Based on the noon buying rate for Canadian dollars published by the Bank of Canada on August 27, 2014 of Cdn$1.00 = US$0.9182.

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

PART I

INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in every province of Canada, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

IF YOU ARE A REGISTERED SHAREHOLDER AND RESIDENT IN AN ELIGIBLE JURISDICTION, YOUR RIGHTS CERTIFICATE IS ENCLOSED. PLEASE READ THIS MATERIAL CAREFULLY AS YOU ARE REQUIRED TO MAKE A DECISION PRIOR TO 5:00 P.M. (TORONTO TIME) ON [—], 2014.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions and to those persons where, or to whom, they may be lawfully offered for sale and therein only by persons permitted to sell such securities. Rights Certificates (as defined herein) will not be issued to Ineligible Holders (as defined herein) and Shareholders (as defined herein) will be presumed to be resident in the place of their registered address, unless the contrary is shown to the satisfaction of the Company (as defined herein). See “Details of the Offering — Ineligible Holders and Approved Eligible Holders”.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of WesternZagros Resources Ltd. at its head office located at 600, 440 - 2nd Avenue S.W., Calgary, Alberta, T2P 5E9, telephone (403) 693-7001 and are also available electronically at www.sedar.com.

PRELIMINARY SHORT FORM PROSPECTUS

Rights Offering	September 3, 2014

WesternZagros Resources Ltd.

$[250,000,000]

Rights to Subscribe for up to [—] Common Shares at a Price of

$[—] per Common Share

This short form prospectus qualifies the distribution (the “Offering”) of transferable rights (each, a “Right”) to subscribe for and purchase common shares (“Common Shares”) in the capital of WesternZagros Resources Ltd. (the “Company” or “WesternZagros”) to the holders (the “Shareholders”) of the outstanding Common Shares of record at 5:00 p.m. (Toronto time) on [—], 2014 (the “Record Date”). Every [—] Rights permit the holder thereof to subscribe for one Common Share of the Company at a price of $[—] per Common Share on the terms set forth herein. This short form prospectus also qualifies the distribution of Common Shares issuable upon exercise of the Rights. The head office of the Company is located at 600, 440 - 2nd Avenue S.W., Calgary, Alberta, T2P 5E9 and its registered office is located at 3700, 400 - 3rd Avenue S.W., Calgary, Alberta, T2P 4H2.

The Company will distribute the Rights to Shareholders of record as at the Record Date. Each Shareholder of record on the Record Date will receive one Right for each Common Share held. Every [—] Rights will entitle the holder thereof (the “Rightsholder”) to subscribe for one Common Share (the “Basic Subscription Right”) at the subscription price of $[—] per Common Share (the “Subscription Price”) commencing on [—], 2014 (the “Commencement Time”) and expiring at 5:00 p.m. (Toronto time) (the “Rights Expiry Time”) on [—], 2014 (the “Rights Expiry Date”). See “Plan of Distribution” and “Details of the Offering”. To subscribe for Common Shares, a completed Rights Certificate, together with payment in full of the Subscription Price for each Common Share subscribed for, must be received by Computershare Investor Services Inc. (the “Subscription Agent”) by mail at Computershare Investor Services Inc. P.O. Box 7021, 31 Adelaide Street E Toronto, Ontario M5C 3H2 or by hand, courier or registered mail at Computershare Investor Services Inc. 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 (in each case, the “Applicable Subscription Office”), Attention: Corporate Actions, by the

i

Rights Expiry Time on the Rights Expiry Date. Subscriptions for Common Shares made in connection with the Offering will be irrevocable and subscribers will be unable to withdraw their subscriptions for Common Shares once submitted. No fractional Common Shares will be issued and an entitlement to a fractional Common Share will be rounded down to the next lowest whole number of Common Shares without any payment therefor. Rightsholders who exercise their Rights in full are entitled to subscribe for additional Common Shares (the “Additional Common Shares”) on a pro rata basis, if available, at the Subscription Price pursuant to an additional subscription privilege (the “Additional Subscription Privilege”). See “Details of the Offering – Additional Subscription Privilege”.

The Rights are fully transferable under the laws of Canada. The Rights may be transferred only in transactions outside of the United States in accordance with Regulation S (“Regulation S”) under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), which generally will permit the resale of the Rights through the facilities of the TSX Venture Exchange (the “TSXV”).

A Rightsholder is not, by virtue of such Right, a Shareholder and does not have any of the rights of a Shareholder (including the right to receive any dividend or distribution of any nature whatsoever which may be declared payable on the Common Shares).

The issued and outstanding Common Shares are listed on the TSXV under the symbol “WZR”. On September 2, 2014, the last trading day on the TSXV prior to the filing of this short form prospectus, the closing price of the Common Shares on the TSXV was $0.86. The Company has applied to the TSXV to list: (i) the Rights; and (ii) the Common Shares to be issued upon exercise of the Rights (including the Equity Backstop Common Shares (as defined herein)). Listing will be subject to the Company fulfilling all of the listing requirements of the TSXV. The Company expects that the Rights will be posted for trading on the TSXV under the symbol “WZR.RT” until 12:00 p.m. (Toronto time) on the Rights Expiry Date, at which time the Rights will cease trading. There is currently no market through which the Rights may be sold and purchasers may not be able to resell the Rights issued under this short form prospectus. This may affect the pricing of the Rights in the secondary market, the transparency and availability of trading prices, the liquidity of the Rights and the extent of issuer regulation. See “Risk Factors”.

Crest Energy International LLC (“Crest”) has entered into an equity backstop agreement with the Company dated as of August 14, 2014 (the “Equity Backstop Agreement”) pursuant to which Crest has agreed, subject to certain terms and conditions, to: (i) exercise its Basic Subscription Right and Additional Subscription Privilege, if applicable, under the Offering and acquire Common Shares (the “Equity Backstop Common Shares”) to the maximum extent possible provided that such exercise permits Crest to maintain its level of ownership of Common Shares, currently being 19.7% of the issued and outstanding Common Shares, and will not result in Crest owning more than 19.9% of the outstanding Common Shares following such purchase; and (ii) purchase at the Subscription Price that number of non-voting, Class A Preferred Shares, Series 1 of the Company (the “Equity Backstop Preferred Shares, and together with the Equity Backstop Common Shares, the “Equity Backstop Shares”), via a private placement (the “Private Placement”), such that after giving effect to: (a) the purchase of Common Shares subscribed for and taken up by holders of Rights pursuant to the Basic Subscription Right and the Additional Subscription Privilege (including any Equity Backstop Common Shares subscribed for and taken up by Crest pursuant to its Basic Subscription Right and Additional Subscription Privilege, as applicable); and (b) the purchase of the Equity Backstop Preferred Shares, if any, by Crest, the Company will have received an aggregate amount in respect of the issuance of such equity securities that is not less than $200,000,000. Crest has also agreed that, other than in connection with the exercise of its Basic Subscription Right and the Additional Subscription Privilege, if applicable, under the Offering, it will not directly or indirectly, jointly or in concert with any other person propose, offer, negotiate or agree to purchase or otherwise acquire any securities of the Company, including without limitation Rights or Common Shares, until the Closing Date (as hereinafter defined). See “Equity Backstop”.

The Company and Crest have agreed that the Subscription Price per Common Share will be equal to the lesser of: (a) $0.65 and (b) the simple average of the closing price of the Common Shares on the TSXV for each of the trading days on which there was a closing price during the twenty (20) trading days immediately preceding the date of filing of the short form final prospectus for the Offering.

Since the equity backstop pursuant to the Equity Backstop Agreement and the issuance of Equity Backstop Shares pursuant to the Private Placement constitute a “related party transaction” under Multilateral Instrument 61-101 –Protection of Minority Security Holders in Special Transactions, the Company will be holding a special meeting of shareholders to approve the Private Placement prior to the filing of the short form final prospectus for the Offering. If the Shareholders do not approve the Equity Backstop and Private Placement, the Offering may not proceed. See “Conditions” and “Risk Factors”.

There is no minimum amount of funds that must be raised under this Offering. This means that the Company could complete this Offering after raising only a small proportion of the Offering amount set out above if the conditions under the Equity Backstop Agreement are not met or it is otherwise terminated. See “Risk Factors - Anticipated Proceeds May Not Be Fully Realized”.

	Subscription Price			Dealer Manager Fee(1)			Net Proceeds to the Company(1)(2)
Per Common Share(3)(4)	$	[—	]	$	[—	]	$	[—	]
Total Offering(3)(4)	$	[—	]	$	[—	]	$	[—	]

Notes:

(1)	The Company has retained FirstEnergy Capital Corp., (the “Managing Dealer”) to solicit, on a commercially reasonable efforts basis, the exercise of the Rights. In consideration for such services, the Company has agreed to pay the Managing Dealer fees of $200,000 plus 0.4% of the proceeds received by the Company from the exercise of Rights (other than Rights exercised by (a) certain insiders of the Company and (b) Excluded Holders (as defined herein)) up to $75 million plus 0.55% of the proceeds received by the Company from the exercise of Rights (other than Rights exercised by (a) certain insiders of the Company and (b) Excluded Holders) in excess of $75 million (collectively the “Dealer Manager Fee”). See “Plan of Distribution”.
(2)	Before deducting expenses of the Offering, estimated to be $2 million, which will be paid from the general funds of the Company.
(3)	Assumes exercise of all Rights (including $[—] from the exercise of Rights by certain insiders of the Company).
(4)	Assumes that [—] Rights are issued. At September 3, 2014 there were 476,620,510 Common Shares and stock options to acquire 24,030,817 Common Shares outstanding. One Right will be issued for each Common Share outstanding on the Record Date. Accordingly, the number of Rights ultimately issued will depend on the number of Common Shares outstanding on the Record Date. The number of Rights to be issued assumes that no incentive stock options or warrants of the Company are exercised prior to the Record Date. See “Plan of Distribution”.

Certificates evidencing the Rights will be issued in: (i) definitive form (a “Definitive Rights Certificate”) to each Rightsholder who holds Common Shares in definitive certificate form as of the Record Date (a “Registered Rightsholder”); and (ii) book-entry form (a “Global Rights Certificate” and, together with Definitive Rights Certificates, the “Rights Certificates”) to each Rightsholder who holds Common Shares in book-entry form through a securities broker or dealer, bank or trust company or other CDS Participant (a “CDS Participant”) in the book-based system administered by CDS Clearing and Depository Services Inc. (“CDS”) as of the Record Date (a “Beneficial Rightsholder”). In the case of a Registered Rightsholder, such holder may subscribe for Common Shares by delivering to the Subscription Agent at the Applicable Subscription Office the Rights Certificates, duly completed and exercised, together with the Subscription Price for each Common Share subscribed for. In the case of a Beneficial Rightsholder, such holder may subscribe for Common Shares by instructing the CDS Participant holding its Rights sufficiently in advance of the Rights Expiry Date to exercise all or a specified number of such Rights and forwarding the Subscription Price for each Common Share subscribed for to such CDS Participant. A Registered Rightsholder wishing to subscribe for Additional Common Shares pursuant to the Additional Subscription Privilege must forward to the Subscription Agent at the Applicable Subscription Office the Rights Certificates, duly completed and exercised, together with the Subscription Price for each additional Common Share subscribed for. A Beneficial Rightsholder wishing to subscribe for Additional Common Shares pursuant to the Additional Subscription Privilege must forward its request to the CDS Participant that holds such holder’s Rights sufficiently in advance of the Rights Expiry Date, along with payment for the number of Additional Common Shares requested. Any excess funds will be returned by mail or, in the case of a Beneficial Rightsholder, credited to the holder’s account with its CDS Participant, without interest or deduction. CDS Participants will have an earlier deadline for receipt of instructions and payment than the Rights Expiry Date. Shareholders should contact their particular CDS Participant for complete details on how to exercise their Basic Subscription Right and the Additional Subscription Privilege. See “Details of the Offering – Rights Certificates – Common Shares held through CDS”.

Issuance of the certificates representing Common Shares issued on exercise of Rights is expected to occur on or about [—], 2014, or such earlier or later date as the Company may determine (the “Closing Date”).

Computershare Investor Services Inc. has been appointed as the Subscription Agent for the Offering pursuant to a rights agency and custodial agreement between the Company and the Subscription Agent. Kingsdale Shareholder Services Inc. is acting as the Information Agent for the Offering.

Prospective investors should be aware that the acquisition or disposition of the securities described in this short form prospectus and the expiry of an unexercised Right may have tax consequences depending on each particular prospective investor’s specific circumstances. Prospective investors should consult their own tax advisors with respect to such tax considerations.

An investment in the Rights offered hereunder or Common Shares issuable upon exercise of the Rights should be considered speculative due to various factors, including the nature of the industry in which the Company operates, the present state of development of its business and the foreign jurisdiction in which it carries on business. The risk factors identified under the headings “Risk Factors” and “Forward Looking Statements” or incorporated by reference in this short form prospectus should be carefully reviewed and evaluated by prospective investors before purchasing any Rights or Common Shares being offered hereunder. See “Plan of Distribution” and “Risk Factors”.

The Company’s board of directors (the “Board”) makes no recommendation to you about whether you should exercise any Rights. You are urged to make an independent investment decision about whether to exercise your Rights based on your own assessment of the Company’s business and the Offering.

Rights not exercised before the Rights Expiry Time on the Rights Expiry Date will become void and be of no value. If a Shareholder elects not to exercise the Rights issued to it, or elects to sell or transfer those Rights, then such Shareholder’s current percentage ownership in the Company will be diluted as a result of the exercise of the Rights by others. See “Risk Factors - Dilution to Shareholders”.

This short form prospectus qualifies the distribution of the Rights as well as the Common Shares issuable upon exercise of the Rights (which includes the Equity Backstop Common Shares) in each province of Canada. This short form prospectus does not qualify the distribution of the Equity Backstop Preferred Shares to Crest under the Private Placement. This short form prospectus also covers the offer and sale of the Common Shares issuable upon exercise of the Rights within the United States under the U.S. Securities Act, other than Common Shares to be issued to Crest. The provinces of Canada and the United States are collectively referred to in this short form prospectus as the “Eligible Jurisdictions”. However, notwithstanding registration under the U.S. Securities Act, the securities or blue sky laws of certain states may not permit or may limit the Company’s ability to offer Rights and/or Common Shares in such states, or to certain persons in those states. The Company will only offer Rights and/or Common Shares in states where, and to such persons to whom, it is legally permitted to do so. Except under the circumstances described herein, the Rights as well as the Common Shares issuable upon the exercise of the Rights (which includes the Equity Backstop Common Shares) are not being distributed or offered to Shareholders in any jurisdiction other than the Eligible Jurisdictions (each, an “Ineligible Jurisdiction”) and, except under the circumstances described herein, Rights may not be exercised by or on behalf of a holder of Rights who appears to be, or whom the Company has reason to believe is, resident in an Ineligible Jurisdiction (an “Ineligible Holder”). This short form prospectus is not, and under no circumstances is to be construed as, an offering of any Rights or Common Shares for sale in any Ineligible Jurisdiction or a solicitation therein of an offer to buy any securities. Except under the circumstances described herein, Rights Certificates will not be sent to Shareholders with addresses of record in any Ineligible Jurisdiction. Ineligible Holders who are not Approved Eligible Holders (as defined herein) will be sent a letter advising them that their Rights Certificates will be held by the Subscription Agent, who will hold such Rights as agent for the benefit of all such Ineligible Holders. See “Details of the Offering — Ineligible Holders and Approved Eligible Holders”.

This Offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this short form prospectus in accordance with the disclosure requirements of Canada. Prospective purchasers of securities should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein, if any, have been prepared in accordance with International Financial Reporting Standards, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective purchasers of securities should be aware that the acquisition or disposition of the securities described in this short form prospectus may have tax consequences in Canada, the United States, or elsewhere. Such consequences for purchasers who are resident in, or citizens of, the United States are not described fully herein. Prospective purchasers should consult their own tax advisors with respect to such tax considerations.

The enforcement by purchasers of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of Alberta, that some or all of its officers and directors may be residents of a country other than the United States, that some or all of the experts named in the registration statement may be residents of Canada, and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States.

These securities have not been approved or disapproved by the United States Securities and Exchange Commission (the “SEC”) nor has the SEC passed upon the accuracy or adequacy of this short form prospectus. Any representation to the contrary is a criminal offence.

Crest is not engaged as an underwriter in connection with the Offering and has not been involved in the preparation of, or performed any review of, this short form prospectus in the capacity of an underwriter.

The Company is responsible for the information contained in this short form prospectus and the documents incorporated by reference herein. WesternZagros has not authorized anyone to provide investors with different information. WesternZagros is not offering the Rights in any jurisdiction in which the Offering is not permitted. Investors should not assume that the information contained in this short form prospectus is accurate as of any date other than the date of this short form prospectus. Subject to WesternZagros’s obligations under applicable securities laws, the information contained in this short form prospectus is accurate only as of the date of this short form prospectus regardless of the time of delivery of this short form prospectus or of any sale of the Rights.

All dollar amounts in this short form prospectus are in Canadian dollars unless otherwise stated. The reporting and functional currency of the Company is the United States dollar, and all dollar amounts in the documents incorporated by reference in this short form prospectus are in U.S. dollars unless otherwise stated therein.

Messrs. John Howland and William Wallace are directors of the Company who reside outside of Canada and each of these directors has appointed the Company for service of process at 600, 440 - 2nd Avenue S.W., Calgary, Alberta, T2P 5E9, Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process.

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SUMMARY OF OFFERING

The following information is a summary only and is qualified in its entirety by the more detailed information appearing elsewhere in this short form prospectus.

Issuer:	WesternZagros Resources Ltd.

The Offering:	Rights to subscribe for up to [—] Common Shares at a price of $[—] per Common Share. See “Details of the Offering – Basic Subscription Right”.

The Offering is not subject to any minimum subscription level. A Definitive Rights Certificate will be issued to each Registered Rightsholder and a Global Rights Certificate will be issued to each Rightsholder who holds Common Shares in book-entry form through a securities broker or dealer, bank or trust company or other CDS Participant in the book-based system administered by CDS as of the Record Date.

Record Date:	[—], 2014 (at 5:00 p.m. (Toronto time)).

Rights Expiry Time and Date:	5:00 p.m. (Toronto time) on [—], 2014. Rights not exercised at or before the Rights Expiry Time on the Rights Expiry Date will be void and have no value.

Closing Date:	Issuance of the certificates representing issued Common Shares following the Rights Expiry Date is expected to occur on or about [—], 2014 or such earlier or later date as the Company may determine.

Subscription Price:	$[—] per Common Share.

Entitlement to Rights:	Each Shareholder of record as at 5:00 p.m. (Toronto time) on the Record Date is entitled to receive one Right for each Common Share held. Every [—] Rights will entitle the Shareholder (provided that such Shareholder is in an Eligible Jurisdiction) to subscribe for one Common Share. No fractional Common Shares will be issued.

Basic Subscription Right:	Each Rightsholder will be entitled to purchase one Common Share for every [—] Rights held at the Subscription Price at or before the Rights Expiry Time on the Rights Expiry Date.

Additional Subscription Privilege:	Rightsholders who exercise in full the Basic Subscription Right for their Rights are also entitled to subscribe pro rata for Additional Common Shares, if any, not otherwise purchased pursuant to the Basic Subscription Right. See “Details of the Offering – Additional Subscription Privilege”.

Exercise of Rights:	For all Shareholders whose Common Shares are held in registered form and who are resident in an Eligible Jurisdiction (as defined herein) as of the Record Date, a Rights Certificate representing the total number of Rights to which such Shareholder is entitled as at the Record Date will be mailed with a copy of this short form prospectus to each such Shareholder. In order to exercise the Rights represented by the Rights Certificate, such Shareholder must complete and deliver the Rights Certificate in accordance with the instructions set out under “Details of the Offering – How to Complete a Rights Certificate”. For Common Shares held through a CDS Participant in the book-based system administered by CDS, a Shareholder may exercise its Rights by instructing the CDS Participant holding the Shareholder’s Rights to exercise all or a specified number of such Rights and forwarding the Subscription Price for each Common Share subscribed for in accordance with the terms of this Offering to such CDS Participant. See “Details of the Offering – Rights Certificates – Common Shares Held Through CDS”. All subscriptions for Common Shares made in connection with the Offering will be irrevocable and subscribers will be unable to withdraw their subscriptions for Common Shares once submitted.

Shareholders in Ineligible Jurisdictions:

This Offering is made in all of the Eligible Jurisdictions. However, notwithstanding registration under the U.S. Securities Act, the securities or blue sky laws of certain states may not permit or may limit the Company’s ability to offer Rights and/or Common Shares in such states, or to certain persons in those states. The Company will only offer Rights and/or Common Shares in states where, and to such persons to whom, it is legally permitted to do so.

No subscription under the Basic Subscription Right nor under the Additional Subscription Privilege will be accepted from any person, or such person’s agent, who appears to be, or whom the Company has reason to believe is, an Ineligible Holder, except that under the circumstances described herein and in certain other circumstances, the Company may accept subscriptions from Approved Eligible Holders. No Rights Certificates will be mailed to persons or such persons’ agent who appear to be or who the Company believes to be Ineligible Holders. Ineligible Holders will not be permitted to exercise their Rights. Holders of Common Shares who have not received Rights Certificates but are resident in an Eligible Jurisdiction or who have not been but wish to be recognized as Approved Eligible Holders should contact the Subscription Agent at the earliest possible time. Rights of Ineligible Holders will be held by the Subscription Agent until 5:00 p.m. (Toronto time) on [—], 2014 in order to provide such holders an opportunity to claim the Rights Certificates by satisfying the Company that the exercise of their Rights will not be in violation of the laws of the applicable jurisdiction. After such time, the Subscription Agent will attempt to sell the Rights of registered Ineligible Holders on such date or dates and at such price or prices as the Subscription Agent will determine in its sole discretion. The Subscription Agent will endeavour to effect sales of such Rights on the open market and any proceeds received by the Subscription Agent with respect to the sale of Rights, net of reasonable brokerage fees and costs incurred, will be divided on a pro rata basis among such registered Ineligible Holders and delivered by mailing cheques (in Canadian funds) of the Subscription Agent therefor as soon as practicable to such registered Ineligible Holders, net of any amount required to be withheld on account of applicable taxes, at their addresses recorded on the books of the Company. Amounts of less than $10.00 will not be remitted. The Subscription Agent will act in its capacity as agent of the registered Ineligible Holders on a best efforts basis only and the Company and the Subscription Agent do not accept responsibility for the price obtained on the sale of, or the inability to sell, the Rights on behalf of any registered Ineligible Holder. See “Details of the Offering — Ineligible Holders and Approved Eligible Holders”.

Equity Backstop:

Pursuant to the Equity Backstop Agreement, Crest has agreed, subject to certain terms and conditions, to: (i) exercise its Basic Subscription Right and Additional Subscription Privilege, if applicable, under the Offering and acquire the Equity Backstop Common Shares to the maximum extent possible provided that such exercise permits Crest to maintain its level of ownership of Common Shares, currently being 19.7% of the issued and outstanding Common Shares, and will not result in Crest owning more than 19.9% of the outstanding Common Shares following such purchase; and (ii) purchase at the Subscription Price that number of Equity Backstop Preferred Shares, via the Private Placement, such that after giving effect to: (a) the purchase of Common Shares subscribed for and taken up by holders of Rights pursuant to the Basic Subscription Right and the Additional Subscription Privilege (including any Equity Backstop Common Shares subscribed for and taken up by Crest pursuant to its Basic Subscription Right and Additional Subscription Privilege, as applicable); and (b) the purchase of the Equity Backstop Preferred Shares, if any, by Crest, the Company will have received an aggregate amount in respect of the issuance of such equity securities that is not less than $200,000,000. Crest has also agreed that, other than in connection with the exercise of its Basic Subscription Right and the Additional Subscription Privilege, if applicable, under the Offering, it will not directly or indirectly, jointly or in concert with any other person propose, offer, negotiate or agree to purchase or otherwise acquire any securities of the Company, including without limitation Rights or Common Shares, until the Closing Date (as hereinafter defined).

This short form prospectus qualifies the distribution of the Equity Backstop Common Shares issuable upon exercise of the Rights in each province of Canada. See “Equity Backstop”.

Maximum Number of Common Shares Issuable:	[—] Common Shares.

Maximum Net Proceeds to the Company:	Approximately $[—], after deduction of the estimated expenses of the Offering and the Dealer Manager Fee, assuming the exercise of all Rights (including $[—] from the exercise of Rights by certain insiders of the Company).

Use of Proceeds:	The net proceeds of the Offering will be used to fund the Company’s allocation of the work programs on each of the Company PSCs (as defined herein) and for general and administrative purposes. See “Use of Proceeds”.

Intention of Insiders to Exercise Rights:

Crest has agreed, subject to certain terms, conditions and limitations set out in the Equity Backstop Agreement, to exercise its Basic Subscription Right and Additional Subscription Privilege, if applicable. See “Equity Backstop” and “Risk Factors”. Paulson & Co. Inc., the Company’s second largest shareholder, has indicated to the Company that it intends to exercise some or all of its Rights to purchase Common Shares under the Basic Subscription Right. The Company believes that the directors and officers of the Company who own Shares intend to exercise some or all of their Rights to purchase Common Shares under the Basic Subscription Right. See “Details of the Offering – Intention of Insiders to Exercise Rights”.

Listing:	The Company has applied to list the Rights and the Common Shares issuable upon the exercise of the Rights (including the Equity Backstop Common Shares) on the TSXV. The approval of such listing will be subject to the Company fulfilling all of the listing requirements of the TSXV. The Rights may be transferred only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act, which generally will permit the resale of the Rights through the facilities of the TSXV.

Conditions:	The Offering is conditional upon, among other things, Shareholder approval of the Private Placement Resolution. In the event Shareholders fail to duly pass the Private Placement Resolution at the Meeting, the Offering may not proceed. Failure to complete the Offering may have a material adverse effect on the Company’s business, financial condition and results of operation. See “Conditions” and “Risk Factors”.

Risk Factors:	Investments in Rights and Common Shares are subject to a number of risks. See “Risk Factors”.

Taxes:	Holders of Rights should refer to the sections “Certain Canadian Federal Income Tax Considerations”, “Certain U.S. Federal Income Tax Considerations” and “Eligibility for Investment”.

KEY DATES AND TIMES OF THE RIGHTS OFFERING

Date

Record Date for participation in the Offering	[—], 2014 (at 5:00 p.m. Toronto time)

Mailing date of final short form prospectus and Rights Certificates	[—], 2014

Commencement Time of Offering	[—], 2014

Date that Rights will be listed for trading on the TSXV	[—], 2014

Date on which sale of Rights of Ineligible Holders by Subscription Agent begins	[—], 2014

End of trading of Rights on the TSXV	12:00 p.m. (Toronto time) on [—], 2014

Rights Expiry Time and Rights Expiry Date	5:00 p.m. (Toronto time) on [—], 2014

Expected Closing Date of the Offering	[—], 2014

QUESTIONS AND ANSWERS RELATING TO THE OFFERING

The following are examples of what the Company anticipates will be common questions about the Offering. The following questions and answers do not contain all of the information that may be important to an investor. This short form prospectus and the documents incorporated by reference herein contain more detailed descriptions of the terms and conditions of the Offering and provide additional information about the Company and its business. The questions and answers are qualified in their entirety by the more detailed information appearing elsewhere in this short form prospectus which investors should read before making an investment decision. Capitalized terms used below are defined under “Definitions”.

Q: What is the Offering?

A: The Company is issuing to its Shareholders of record as of 5:00 p.m. (Toronto time) on [—], 2014, at no charge, one Right for each Common Share held by such Shareholder. See “Details of the Offering”.

Q: Why have I received this material?

A: These materials are important and require your immediate attention. Shareholders are required to make an important decision regarding whether to exercise their Rights to purchase additional Common Shares of the Company.

Q: What are the subscription terms?

A: Every [—] Rights permit the holder thereof to subscribe for one Common Share of the Company at a price of $[—] per Common Share. This is the Basic Subscription Right.

Q: When are the Commencement and Expiry Dates for the Rights?

A: The Rights will be eligible for exercise commencing on [—], 2014. Rightsholders will need to exercise their Rights prior to 5:00 p.m. (Toronto time) on [—], 2014. Any subscription for Common Shares will be irrevocable once submitted and subscribers will be unable to withdraw their subscriptions for Common Shares once submitted.

Q: How much will the Offering raise?

A: The Offering entitles Shareholders to subscribe for up to an aggregate of approximately [—] Common Shares (which represents [—]% of the Company’s current outstanding Common Shares) for gross proceeds to the Company of up to approximately $250,000,000. The proceeds raised by the Offering will be dependent upon the number of Rights exercised and the completion of the Equity Backstop.

Q: What will the funds raised from the Offering be used for?

A: The Company intends to use the net proceeds of the Offering to fund the Company’s allocation of the work programs on each of the Company PSCs and for general and administrative and working capital purposes. For further details, see “Use of Proceeds”.

Q: As a Beneficial Shareholder what should I do if I want to participate in the Offering?

A: If you hold your Common Shares through a CDS Participant, such as a securities broker or dealer, bank, trust company or other intermediary, then the CDS Participant must exercise Rights on your behalf and Shareholders must arrange purchases or transfers of Rights through their own CDS Participant. If you wish to participate in the Offering, please contact the CDS Participant who holds your Common Shares as soon as possible. See “Details of the Offering – Rights Certificates – Common Shares Held Through CDS”.

Q: What if I reside in an Ineligible Jurisdiction?

A: The Eligible Jurisdictions for the Offering are the provinces of Canada and the United States. Shareholders who do not reside in these Eligible Jurisdictions will generally not be permitted to exercise their Rights. Notwithstanding the foregoing, persons located in certain Ineligible Jurisdictions may be able to exercise the Rights and purchase Common Shares provided that they furnish an investor letter satisfactory to the Company on or before [—], 2014. The form of investor letter will be available from the Company or the Subscription Agent upon request. See “Details of the Offering – Ineligible Holders and Approved Eligible Holders”.

Q: Can I buy additional Common Shares beyond my Basic Subscription Right?

A: Possibly. All Rightsholders have an Additional Subscription Privilege that allows those Rightsholders who exercise in full their Basic Subscription Right to subscribe pro rata for Additional Common Shares, if any, not otherwise purchased pursuant to the Basic Subscription Right by the Rightsholders. See “Details of the Offering – Additional Subscription Privilege”.

Q: Will the Rights trade on a stock exchange?

A: The Company has applied to the TSXV to list the Rights. Listing will be subject to the Company fulfilling all of the listing requirements of the TSXV. The Rights may be transferred only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act, which generally will permit the resale of the Rights through the facilities of the TSXV. Although the Company expects that the Rights will be listed on the TSXV, the Company cannot provide any assurance that the Rights will be so listed, an active or any trading market in the Rights will develop or that the Rights can be sold on the TSXV at any time.

Q: What is the Equity Backstop Agreement?

A: Pursuant to the Equity Backstop Agreement, Crest Energy International LLC has agreed, subject to certain terms and conditions, to: (i) exercise its Basic Subscription Right and Additional Subscription Privilege, if applicable, under the Offering and acquire the Equity Backstop Common Shares to the maximum extent possible provided that such exercise only permits Crest to maintain its current level of ownership of Common Shares, being 19.7% of the issued and outstanding Common Shares, and will not result in Crest owning more than 19.9% of the outstanding Common Shares following such purchase; and (ii) purchase at the Subscription Price that number of Equity Backstop Preferred Shares, via the Private Placement, such that after giving effect to: (a) the purchase of Common Shares subscribed for and taken up by holders of Rights pursuant to the Basic Subscription Right and the Additional Subscription Privilege (including any Equity Backstop Common Shares subscribed for and taken up by Crest pursuant to its Basic Subscription Right and Additional Subscription Privilege, as applicable); and (b) the purchase of the Equity Backstop Preferred Shares, if any, by Crest, the Company will have received an aggregate amount in respect of the issuance of such equity securities that is not less than $200,000,000. See “Equity Backstop”.

Q: When will I be issued my Common Shares if I exercise my Rights?

A: Shareholders who exercise the Rights will be issued Common Shares on the closing of the Offering, which is expected to occur on or about [—], 2014 or such earlier or later date as the Company may determine.

Q: What will happen to my Rights after the Expiry Date?

A: Rights not exercised before the Rights Expiry Time on the Rights Expiry Date will be void and of no value.

Q: What will happen to my current Common Shares if I do not participate in the Offering?

A: If a Shareholder elects not to exercise the Rights issued to it, or elects to sell or transfer those Rights, then such Shareholder’s current percentage ownership in the Company will be diluted as a result of the exercise of the Rights by others. See “Risk Factors”.

Q: Who should I contact if I have any further questions?

A: If you have any questions relating to the Offering, you should contact the Information Agent, the Subscription Agent or the Managing Dealer. The Information Agent can be reached at 1-877-657-5859. Further contact information is on the back cover of this short form prospectus.

ABBREVIATIONS AND CONVERSION FACTORS

In this short form prospectus and in the documents incorporated by reference, the following abbreviations have the meanings set forth below.

Natural Gas		Oil
Mcf	thousand cubic feet	bbl	barrel
Mcf/d	thousand cubic feet per day	bbl/d	barrel or barrels per day
Mscf/d	thousand standard cubic feet per day	Mbbl/d	thousand barrels per day
MMcf	million cubic feet	MMbbl	million barrels
MMcf/d	million cubic feet per day	MMbbl/d	million barrels per day
MMscf/d	million standard cubic feet per day	Bbbl	billion barrels
Bcf	billion cubic feet
Bcf/d	billion cubic feet per day
Tcf	trillion cubic feet

Other
API	American Petroleum Institute
°API	°API is an indication of the specific gravity of crude oil measured on the API gravity scale. Liquid petroleum with a specified gravity of 28°API or higher is generally referred to as light crude oil.
BOE	barrels of oil equivalent
BOE/d	barrels of oil equivalent per day
MMBOE	million barrels of oil equivalent
mSS	metres sub-sea
MW	megawatts
°C	degrees, Celsius
ft	feet
m	metre
m3	cubic metre
km	kilometre
km2	square kilometre
psi	pounds per square inch
scf	standard cubic feet

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units)

To Convert From	To	Multiply By
ft	m	0.305
m	ft	3.281
miles	km	1.610
km	miles	0.621
acres	km2	0.004
km2	acres	247.1
bbl	m3	0.158
m3	bbl	6.292
Mcf	1,000 m3	0.0281
1,000 m3	Mcf	35.493

DEFINITIONS

In this short form prospectus, the following terms have the meanings set forth below, unless otherwise indicated:

“2010 PD Amending Directive” means Directive 2010/73/EU;

“2013 Information Circular” means the information circular of the Company dated April 15, 2013 in connection with the annual and special meeting of Shareholders held on June 6, 2013;

“2014 Information Circular” means the information circular of the Company dated April 14, 2014 in connection with the annual and special meeting of Shareholders held on June 4, 2014;

“ABCA” means the Business Corporations Act (Alberta), together with any and all regulations promulgated thereunder, as amended from time to time;

“Acquisition Proposal” means, other than the transactions contemplated by the Equity Backstop Agreement, any written or oral offer, proposal, public announcement, inquiry or request for discussions or negotiations from any person or group of joint actors (other than Crest) relating to (a) any direct or indirect sale, lease, license, mortgage, hypothecation, pledge, transfer or other disposition, farm-out, alliance or joint venture (including any other agreement or arrangement having the same economic effect as a sale of assets), in a single transaction or a series of related transactions, of any assets of the Company or any of its subsidiaries or any of the voting, equity or other securities of any of the Company’s subsidiaries (or rights or interests therein or thereto), other than a Permitted Disposition; (b) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or similar transaction that, if consummated, would result in a person or joint actors beneficially owning 20% or more of any class of voting or equity securities or any other equity interests (including securities convertible into or exercisable or exchangeable for equity interests) of the Company or any of its subsidiaries; (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its subsidiaries; or (d) any other transaction the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the transactions contemplated by the Equity Backstop Agreement;

“Additional Common Shares” means the additional Common Shares for which Rightsholders who exercise their Rights in full under the Basic Subscription Right are entitled to subscribe;

“Additional Subscription Privilege” means the additional subscription privilege pursuant to which Rightsholders who exercise their Rights in full under the Basic Subscription Right are entitled to subscribe for Additional Common Shares on a pro rata basis, if available, at the Subscription Price;

“AIF” means the annual information form of the Company dated March 13, 2014, for the year ended December 31, 2013;

“Amendment Resolution” means the special resolution to be voted upon at the Meeting authorizing the Company to amend its articles to increase the maximum number of directors of the Company from 9 to 10;

“Annual Financial Statements” means the audited consolidated financial statements of the Company, together with the notes thereto and the auditors’ report thereon as at and for the years ended December 31, 2013 and 2012;

“Annual MD&A” means the management’s discussion and analysis of the financial condition and operations of the Company as at and for the year ended December 31, 2013;

“Applicable Subscription Office” means for deliveries by mail, Computershare Investor Services Inc., P.O. Box 7021, 31 Adelaide Street E Toronto, Ontario M5C 3H2 or for deliveries by hand, courier or registered mail, Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1;

“Approved Eligible Holders” means persons in jurisdictions other than Eligible Jurisdictions, from whom the Company has determined to accept subscriptions for Common Shares pursuant to the Offering following the Company’s determination that such offering to and subscription by such persons or agents is lawful and in compliance with all securities and other laws applicable in the jurisdiction where such persons or agents are resident;

“Basic Subscription Right” means the entitlement to subscribe for one Common Share for every [—] Rights held at a Subscription Price of $[—] per Common Share;

“Beneficial Rightsholder” means a Rightsholder who holds Common Shares in book-entry form through a CDS Participant in the book-based system administered by CDS;

“Board” means the board of directors of the Company;

“business day” means any day which is not a Saturday, Sunday or statutory holiday in the Province of Alberta on which the principal commercial banks in downtown Calgary are generally open for the transaction of commercial banking business during regular business hours;

“CDS” means CDS Clearing and Depository Services Inc.;

“CPF” means central processing facility;

“CDS Participant” means a securities broker or dealer, bank or trust company or other CDS Participant in the book-based system administered by CDS;

“Class A Preferred Shares” means the Class A preferred shares, issuable in series, in the capital of the Company, including the Class A Preferred Shares, Series 1;

“Class A Preferred Shares, Series 1” means the Class A Preferred Shares, Series 1 in the capital of the Company;

“Class B Preferred Shares” means the Class B preferred shares in the capital of the Company;

“Closing Date” means [—], 2014 or such earlier or later date as the Company may determine;

“Code” means the U.S. Internal Revenue Code of 1986, as amended;

“COGE Handbook” means the Canadian Oil and Gas Evaluation Handbook;

“Commencement Time” means [—], 2014;

“Common Shares” means the outstanding common shares in the capital of the Company;

“Company” or “WesternZagros” means WesternZagros Resources Ltd.;

“Company PSCs” means, collectively, the Kurdamir PSC and the Garmian PSC;

“Computershare” means Computershare Trust Company of Canada;

“Convertible Notes” means the 4.00% Convertible Senior Unsecured Notes of the Company;

“Corporate Transaction Proposal” means the non-binding proposal made by an international oil and gas company in late June 2014 to acquire all of the issued and outstanding Common Shares for cash consideration of $1.46 per Common Share and the provision of interim financing to the Company during the period until closing of such acquisition;

“CRA” means the Canada Revenue Agency;

“Crest” means Crest Energy International LLC;

“Dealer Manager Agreement” means the dealer manager agreement dated [—], 2014 between the Company and the Managing Dealer;

“Dealer Manager Fee” means the fee specified on page ii of the face page of this short form prospectus payable to the Managing Dealer by the Company pursuant to the Offering;

“Debt Facility” means the U.S.$200 million senior debt facility to be provided to the Company by Crest;

“Definitive Rights Certificate” means a certificate issued in definitive form to each Rightsholder who holds Common Shares in definitive form as of the Record Date;

“EPF” means early production facility;

“Eligible Jurisdictions” means the provinces of Canada and the United States;

“Equity Backstop” means the commitment of Crest to purchase the Equity Backstop Shares in accordance with the terms and conditions of the Equity Backstop Agreement;

“Equity Backstop Agreement” means the equity backstop agreement between the Company and Crest dated as of August 14, 2014;

“Equity Backstop Common Shares” means Common Shares purchased by Crest pursuant to the exercise of its Basic Subscription Right and the Additional Subscription Privilege, if applicable, provided that the number of Common Shares so acquired will not result in Crest owning more than 19.9% of the Company’s then issued and outstanding Common Shares, following completion of the Offering;

“Equity Backstop Preferred Shares” means Class A Preferred Shares, Series 1 acquired by Crest on the Closing Date, pursuant to the Private Placement on the terms and conditions of the Equity Backstop Agreement;

“Equity Backstop Shares” means the Equity Backstop Common Shares and the Equity Backstop Preferred Shares;

“Escrow Amount” means $200 million;

“EU Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant EU Member State) and includes any relevant implementing measure in each Relevant EU Member State;

“Excluded Holders” has the meaning given to such term under “Plan of Distribution”;

“FEED” means front end engineering and design;

“February Material Change Report” means the material change report of the Company dated and filed on February 13, 2014 in connection with Sproule’s independent audit confirming the Company’s internally prepared revised contingent and prospective resource assessment for the Oligocene reservoir in the Kurdamir Structure, Kurdamir Block as at February 10, 2014;

“Final Prospectus” means the (final) short form prospectus of the Company which is expected to be filed with securities regulators in each province of Canada.

“Financing Commitment” means the Equity Backstop and the Debt Facility;

“FSMA” means the United Kingdom Financial Services and Markets Act 2000;

“Garmian Block” means the area covered by the Garmian PSC consisting of an exploration and production project area in Kurdistan;

“Garmian PSC” means the PSC among (1) WZL and (2) the KRG and (3) Gazprom Neft dated July 25, 2011 (as subsequently amended on July 31, 2012 by a TPPI assignment, novation and first amendment agreement with the KRG and Gazprom Neft whereby Gazprom Neft acquired from the KRG the TPPI with a 40% interest in the Garmian PSC) in respect of the Garmian Block;

“Gazprom Neft” means Gazprom Neft Middle East B.V.;

“Global Rights Certificate” means a certificate issued in book-entry only form to each Rightsholder who holds Common Shares in book-entry only form through a CDS Participant as of the Record Date;

“Holder” has the meaning ascribed to it under “Certain Canadian Federal Income Tax Considerations”;

“Ineligible Holder” means a holder of Rights who appears to be, or whom the Company has reason to believe is, a resident in an Ineligible Jurisdiction and is not an Approved Eligible Holder;

“Ineligible Jurisdiction” means any jurisdiction other than the Eligible Jurisdictions;

“Information Agent” means Kingsdale Shareholder Services Inc., in its capacity as information agent under the Offering;

“Interim Financial Statements” means the unaudited condensed consolidated interim financial statements of the Company, together with the notes thereto as at and for the three and six months ended June 30, 2014 and 2013;

“Interim MD&A” means the management’s discussion and analysis of the financial condition and operations of the Company as at and for the period ended June 30, 2014 and the “Highlights” section contained on pages 6 through 10 of the management’s discussion and analysis of the financial condition and operations of the Company as at and for the period ended March 31, 2014;

“Investment Agreement” means collectively the investment agreements dated August 6, 2012 and March 10, 2013 respectively between the Company and Crest;

“Investment Agreement Amendment” means the amendment to the Investment Agreement dated August 14, 2014;

“Iraq” means the entirety of the Republic of Iraq, including without limitation, Kurdistan;

“IRS” means the United States Internal Revenue Service;

“ISIS” means the Islamic State of Iraq and al-Sham, a U.S. designated terrorist group;

“KRG” means the Kurdistan Regional Government of Iraq;

“Kurdamir Block” means the area covered by the Kurdamir PSC consisting of an exploration and production project area in Kurdistan;

“Kurdamir PSC” means the PSC among (1) WZL and (2) the KRG and (3) Talisman dated February 8, 2008 (as subsequently amended on July 25, 2011 and August 15, 2012) in respect of the Kurdamir Block;

“Kurdistan” or “Kurdistan Region” means the Kurdistan Region of Iraq;

“Loan Agreement” means the loan agreement relating to the provision of the Debt Facility to the Company by Crest;

“Managing Dealer” means FirstEnergy Capital Corp.;

“March Material Change Report” means the material change report of the Company dated and filed on March 21, 2014 in connection with the Company, Gazprom Neft and the KRG agreeing to end exploration activities on the Garmian Block and the relinquishment of certain areas of the Garmian Block;

“Meeting” means the special meeting of Shareholders scheduled to be held on or about October 1, 2014 to approve the Equity Backstop, Private Placement, and the amendment to the Company’s articles to increase the maximum number of directors of the Company from 9 to 10;

“MI 61-101” means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions;

“NI 51-101” means National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities;

“Non-Resident Holder” means a Holder who, for purposes of the Tax Act and any applicable income tax treaty or convention and at all relevant times, is neither resident nor deemed to be resident in Canada and does not use or hold, and will not be deemed to use or hold, Rights or Common Shares in a business carried on in Canada;

“Offering” means the distribution of Rights to the holders of the Common Shares of record at 5:00 p.m. (Toronto time) on the Record Date;

“Option Plan” means the stock option plan of the Company;

“Options” means options to purchase Common Shares granted under the Option Plan;

“Permitted Dispositions” means: (a) any sale or disposition of petroleum and natural gas rights (“P&NG Rights”) (and related tangibles) resulting from any pooling or unitization entered into in the ordinary course of business and in accordance with sound industry practice when, in the reasonable judgment of the Company, it is necessary to do so in order to facilitate the orderly exploration, development or operation of such P&NG Rights; (b) any sale or disposition in the ordinary course of business and in accordance with sound industry practice of tangible personal property that is obsolete, no longer useful for its intended purpose or being replaced in the ordinary course of business; (c) any sale or disposition of current production from P&NG Rights made in the ordinary course of business; and (d) sales or dispositions of assets made in the ordinary course of business for fair market value to third parties having an aggregate fair market value in any fiscal year not exceeding $5,000,000 applicable as at the time of such determination. Notwithstanding the foregoing, the Company shall not be permitted to sell, transfer, or otherwise dispose of, directly or indirectly, to any person, any material part of its P&NG Rights, any of its assets or any of its interests whatsoever, in any such case, held by it in the Kurdamir Block or the Garmian Block, including any such sale, transfer, or disposition by way of any farm-out, sale or other disposition of all or a portion of the interests of the Company or its subsidiaries in the Kurdamir PSC or the Garmian PSC or both, or through a sale of shares (including an issuance from treasury) of the applicable subsidiaries that hold the interests in the Kurdamir PSC or the Garmian PSC;

“PFIC” means a Passive Foreign Investment Company under the Code;

“Private Placement” means the private placement of Equity Backstop Preferred Shares to Crest in connection with the Offering pursuant to the terms and conditions of the Equity Backstop Agreement;

“Proposed Amendments” means all specific proposals to amend the Tax Act which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof;

“PSC Lands” means, collectively, the Kurdamir Block and the Garmian Block;

“PSC” means production sharing contract;

“Record Date” means [—], 2014;

“Region” means a region of Iraq that is constitutionally established pursuant to the Iraq Constitution;

“Registered Plans” means RRSPs, RRIFs, deferred profit sharing plans, registered education savings plans, registered disability savings plans and TFSAs, all as defined under the Tax Act;

“Registered Rightsholder” means a Rightsholder who holds Common Shares in definitive certificate form;

“Registration Statement” means a registration statement on Form F-7 under the U.S. Securities Act;

“Relevant EU Member State” means a Member State of the European Economic Area which has implemented the EU Prospectus Directive;

“Resident Holder” means a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention, is or is deemed to be a resident of Canada;

“Right” means a transferable right that permits the holder thereof to subscribe for Common Shares of the Company on the terms set forth herein;

“Rights Certificates” means Definitive Rights Certificate and Global Rights Certificate together;

“Rights Expiry Date” means [—], 2014;

“Rights Expiry Time” means 5:00 p.m. (Toronto time) on the Rights Expiry Date;

“Rightsholder” means a holder of a Right;

“RRIFs” means registered retirement income fund, as defined under the Tax Act;

“RRSPs” means registered retirement savings plans, as defined under the Tax Act;

“SEC” means the United States Securities and Exchange Commission;

“Securities” means the Rights and the Common Shares issuable on the exercise of the Rights (including the Equity Backstop Common Shares);

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“September Material Change Report” means the material change report of the Company dated and filed on August 22, 2014 in connection with the Offering and the Private Placement, as amended and restated and filed on September 2, 2014;

“Shareholder” means a holder of Common Shares;

“Shareholder Rights Plan” means the Company’s shareholder rights plan established pursuant to an amended and restated shareholder rights plan agreement dated as of June 6, 2013 between the Company and Computershare;

“Special Committee” means the Special Committee of the Board overseeing the review of the strategic and financing opportunities available to the Company;

“Sproule” means Sproule International Limited;

“Subscription Agent” means Computershare Investor Services Inc.;

“Subscription Price” means a subscription price of $[—] per Common Share;

“Superior Proposal” means any unsolicited, bona fide written proposal or offer received by the Company from any person or group of persons acting jointly or in concert (other than Crest) after the date of the Equity Backstop Agreement not obtained in breach of Section 10.1 thereof relating to: (a) any direct or indirect sale, lease, license, mortgage, hypothecation, pledge, transfer or other disposition, farm-out, alliance or joint venture (including any other agreement or arrangement having the same economic effect as a sale of assets), in a single transaction or a series of related transactions, of assets representing 50% or more of the consolidated assets of the Company and its subsidiaries (measured by the fair market value thereof as of the date of such proposal, offer or inquiry) or of 50% or more of the voting, equity or other securities of the Company’s subsidiaries (or rights or interests therein or thereto); or (b) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance, merger, amalgamation, arrangement, share exchange or similar transaction involving or relating to the Company and/or its subsidiaries that, if consummated, would result in a person or group of persons beneficially owning 100% of any class of voting, equity or other securities or any other equity interests (including securities convertible into or exercisable or exchangeable for securities or equity interests) of the Company and/or its subsidiaries, that the Board determines in good faith, after consultation with its financial and outside legal advisors, (i) is capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the person or group of persons making such proposal, (ii) would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable, from a financial point of view, to the holders of the Common Shares than the transactions contemplated by the Equity Backstop Agreement (after giving effect to any changes to the terms of the Equity Backstop Agreement or the other agreements contemplated to be entered into by the parties under the Equity Backstop Agreement proposed by Crest in response to such proposal pursuant to Section 10.6 of the Equity Backstop Agreement), (iii) is, within the terms of the Proposed Agreement (as defined under the heading “Equity Backstop - Covenants” herein), not subject to any due diligence condition, (iv) in respect of which any required financing to complete such proposal is then committed or has been confirmed in writing from the source of such financing to be available subject only to customary conditions, and (v) failure to recommend such proposal to the holders of the Common Shares would result in a breach by the Board of its fiduciary duties;

“Talisman” means Talisman (Block K44) B.V., a wholly-owned subsidiary of Talisman Energy Inc.;

“Tax Act” means the Income Tax Act (Canada), together with any and all the regulations promulgated thereunder, as amended from time to time;

“TFSAs” means tax-free savings accounts, as defined under the Tax Act;

“TPPI” means third party participation interest;

“Transferee” means a transferee of Rights;

“TSXV” means TSX Venture Exchange;

“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended;

“United Kingdom” means the United Kingdom and its territories and possessions (including England, Wales, Scotland and Northern Ireland);

“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

“Voting Agreement” means the agreement to be entered into between Crest and the Company in the event any Class A Preferred Shares, Series 1 are issued to Crest, providing for the voting of the Class A Preferred Shares, Series 1 in certain circumstances in the event that the Class A Preferred Shares, Series 1 shall be entitled to a vote in accordance with the ABCA; and

“WZL” means WesternZagros Limited, an indirect wholly-owned subsidiary of the Company organized under the laws of Cyprus.

Words importing the singular number only include the plural, and vice versa, and words importing any gender include all genders.

FORWARD-LOOKING STATEMENTS

This short form prospectus and the documents incorporated by reference herein contain certain forward-looking statements and forward-looking information (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “potential”, “predict”, “project”, “should”, “target”, “will”, “proposed”, “theory” or similar words suggesting future outcomes or language suggesting an outlook. This short form prospectus and the documents incorporated by reference herein contain forward-looking statements including, but not limited to, the following:

•	use of proceeds from the Offering;

•	the completion of the Offering and the timing of the distribution of the Rights and Common Shares pursuant to the Offering;

•	operational information;

•	future appraisal and development plans and the timing, funding and estimated costs associated therewith;

•	management’s beliefs as to phased development;

•	the intersection of fractures at the Kurdamir-4 well;

•	testing of the Hasira-1 well;

•	the interpretation of 3D seismic data;

•	future production capability and capacity of wells and facilities;

•	facility capacity for oil and gas processing, including estimated capital costs on the Kurdamir and Garmian Blocks;

•	estimated commitments and operations under the PSCs;

•	business plans and strategies;

•	future production, production rates, sales and export possibilities;

•	future pipeline development;

•	plans for increasing or bringing on new production;

•	potential additions to contingent resources;

•	planned expenditures and anticipated financing transactions, including the expected timing thereof and proceeds therefrom;

•	expectations regarding the Iraqi political system and regulation of the oil and gas industry; and

•	expectations regarding the outcome and impact of disputes.

In addition, statements relating to “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the resources described exist in the quantities estimated or predicted and can be profitably produced in the future.

Undue reliance should not be placed on forward-looking statements, which are inherently uncertain, are based on estimates and assumptions, and are subject to known and unknown risks and uncertainties (both general and specific) that contribute to the possibility that the future events or circumstances contemplated by the forward-looking statements will not occur. There can be no assurance that the plans, intentions or expectations upon which forward-looking statements are based will in fact be realized. Actual results will differ, and the difference may be material and adverse to WesternZagros and Shareholders. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Reliance on such information may not be appropriate for other purposes, such as making investment decisions.

Forward-looking statements are not based on historical facts but rather on management’s current expectations as well as assumptions made by, and information currently available to, WesternZagros concerning, among other things, matters relating to the Offering, outcomes of future well operations, completion of planned financing transactions and the ability to obtain all necessary regulatory and shareholder approvals in connection therewith, plans for and results of extended well tests and drilling activity, future capital and other expenditures (including the amount, nature and sources of funding thereof), future economic conditions, future currency and exchange rates, continued political stability, continued security in the Kurdistan Region, timely receipt of any necessary government or regulatory approvals, the successful resolution of disputes, the Company’s continued ability to employ qualified staff and to obtain equipment in a timely and cost efficient manner, the participation of the Company’s co-venturers in joint activities, and the ability to sell production and the prices to be received in connection therewith. In addition, budgets are based upon WesternZagros’s current appraisal and development plans and anticipated costs, both of which are subject to change based on, among other things, the actual outcomes of well operations and the installation and commissioning of facilities, unexpected delays, availability of future financing and changes in market conditions.

Although the Company believes the expectations and assumptions reflected in such forward-looking information are reasonable, they may prove to be incorrect. Forward-looking information involves significant known and unknown risks and uncertainties. A number of factors could cause actual results to differ materially from those anticipated by WesternZagros including, but not limited to, failure to complete the Offering in all material respects or at all, the risk that any of the conditions set forth in the Equity Backstop Agreement are not satisfied on a timely basis or other termination events under such agreement occur, risks associated with the oil and gas industry (e.g. operational risks in exploration and production; inherent uncertainties in interpreting geological data; changes in plans with respect to capital expenditures; interruptions in operations together with any associated insurance proceedings; the uncertainty of estimates and projections in relation to costs and expenses and health, safety and environmental risks), the risk of commodity price and foreign exchange rate fluctuations, the uncertainty associated with any dispute resolution proceedings, the uncertainty associated with negotiating with foreign governments, the risk of trade and economic sanctions or other restrictions being imposed by the Canadian or other governments which impact the Company’s operations, and risk associated with international activity, including the lack of federal petroleum legislation and ongoing political disputes in Iraq and recent terrorist activities in Iraq in particular. There is also the risk and uncertainty of access to or expansion of infrastructure, including appropriate pipelines, on acceptable terms or costs. See “Risk Factors”.

Investors are cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate at the time of preparation, may prove to be incorrect. Accordingly, investors are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. Investors are also cautioned that the foregoing list of factors is not exhaustive. Consequently, there is no representation by WesternZagros that actual results achieved will be the same in whole or in part as those set out in the forward-looking statements. Furthermore, the forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein are made as of the date of such documents, and neither WesternZagros nor the Managing Dealer undertake any obligation, except as required by applicable securities legislation, to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of WesternZagros at its head office located at 600, 440 – 2nd Avenue S.W., Calgary, Alberta, T2P 5E9, telephone (403) 693-7001 and are also available electronically at www.sedar.com.

The following documents of WesternZagros are filed with the various securities commissions or similar authorities in Canada and are specifically incorporated by reference into and form an integral part of this short form prospectus:

•	the AIF;

•	the Annual Financial Statements;

•	the Annual MD&A;

•	the Interim Financial Statements;

•	the Interim MD&A;

•	the 2013 Information Circular;

•	the 2014 Information Circular;

•	the February Material Change Report;

•	the March Material Change Report; and

•	the September Material Change Report.

Any documents of the type required by National Instrument 44-101 - Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including any annual information form, annual financial statements and the auditors’ report thereon, interim financial statements, management’s discussion and analysis of financial conditions and results of operations, material change report (except a confidential material change report), business acquisition report and information circular, filed by WesternZagros with the securities commissions or similar authorities in Canada subsequent to the date of this short form prospectus and before the termination of the distribution are deemed to be incorporated by reference in this short form prospectus.

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this short form prospectus to the extent that a statement contained in this short form prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this short form prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this short form prospectus.

Information contained or otherwise accessed through the Company’s website, www.westernzagros.com or any website, other than those documents specifically incorporated by reference herein and filed on SEDAR at www.sedar.com, does not form part of this short form prospectus.

MARKETING MATERIALS

Any template version of “marketing materials” (as defined in NI 41-101) filed after the date of this short form prospectus and before the termination of the distribution under this Offering is deemed to be incorporated into this short form prospectus. Such template version of marketing materials is not part of the final short form prospectus filed in connection with the Offering to the extent that the contents of such template version of marketing materials have been modified or superseded by a statement contained in the final short form prospectus.

PRESENTATION OF FINANCIAL INFORMATION

Unless otherwise indicated, all financial information included and incorporated by reference in this short form prospectus is determined using International Financial Reporting Standards as issued by the International Accounting Standards Board, which is referred to as “IFRS”.

PRESENTATION OF OIL AND GAS RESOURCES INFORMATION

All oil and natural gas resource information, including estimated production rates, contained in this short form prospectus and in the documents incorporated by reference herein has been prepared and presented in accordance with NI 51-101 and the COGE Handbook. The recovery and resource estimates provided in this short form prospectus and in the documents incorporated by reference herein are estimates only. Actual Contingent Resources and Prospective Resources (and any volumes that may be reclassified as reserves) and future production from such Contingent Resources and Prospective Recourses may be greater than or less than the estimates provided herein.

Numbers in the resources tables and other oil and gas information contained in this short form prospectus and in the documents incorporated herein by reference may not add due to rounding.

With respect to the resources data contained herein, the following terms have the meanings indicated:

“Best estimate”, “P50” or “2C” is considered to be the best estimate of the quantity of resources that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. If probabilistic methods are used, there should be at least a 50 percent probability (P50) that the quantities actually recovered will equal or exceed the best estimate.

“Contingent Resources” means those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political, and regulatory matters or a lack of markets. It is also appropriate to classify as contingent resources the estimated discovered recoverable quantities associated with a project in the early evaluation stage.

“Gross” is an estimate of resources which represents gross volumes for the indicated reservoirs, without any adjustments for the Company’s working interest or encumbrances. For a description of the production sharing terms under the Company PSCs, readers should refer to the AIF under the heading “PSC Overview and Commitments - Production Sharing Contract Payment Terms”.

“High estimate” is considered to be an optimistic estimate of the quantity of resources that will actually be recovered. It is unlikely that the actual remaining quantities recovered will exceed the high estimate. If probabilistic methods are used, there should be at least a 10 percent probability (P10) that the quantities actually recovered will equal or exceed the high estimate.

“Low estimate” is considered to be a conservative estimate of the quantity of resources that will actually be recovered. It is likely that the actual remaining quantities recovered will exceed the low estimate. If probabilistic methods are used, there should be at least a 90 percent probability (P90) that the quantities actually recovered will equal or exceed the low estimate.

“Mean estimate” is the average from a probabilistic assessment.

“Prospective Resources” means those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective resources have both an associated chance of discovery and a chance of development. The chance of commerciality is the product of these two risk components.

A number of Mean estimates of resources which are presented in this short form prospectus are combined Mean estimates which are an arithmetic sum of the Mean estimates for one or more individual reservoirs and each such Mean estimate is the average from the probabilistic assessment that was completed for the reservoir. Readers should refer to “Statement of Oil and Gas Information - Resources Information” in the AIF for the detailed breakdown of the High (P10 or 3C), Low (P90 or 1C) and Best (P50 or 2C) estimates for each of the individual reservoir assessments.

The Contingent Resources estimates referred to in this short form prospectus have not been risked for the chance of development. There is no certainty that the Contingent Resources will be developed and, if developed, there is no certainty as to the timing of such development or that it will be commercially viable to produce any portion of the Contingent Resources. The estimates of Contingent Resources involve implied assessment, based on certain estimates and assumptions, that the resource described exists in the quantities predicted or estimated and that the resource can be profitably produced in the future.

The Prospective Resources estimates referred to in this short form prospectus have not been risked for either the chance of discovery or the chance of development. There is no certainty that any portion of the Prospective Resources will be discovered. If a discovery is made, there is no certainty that it will be developed or, if it is developed, there is no certainty as to the timing of such development or that it will be commercially viable to produce any portion of the Prospective Resources.

A barrel of oil equivalent (“BOE”) is determined by converting a volume of natural gas to barrels using the ratio of 6 million cubic feet (“Mcf”) to one barrel. BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 BOE is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Readers should refer to “Statement of Oil and Gas Information - Resources Information and - Significant Factors Relevant to the Resources Estimates” in the AIF and to “Risk Factors” in the AIF and this short form prospectus for further information on the Company’s audited resource estimates for the PSC Lands, including the risks and level of uncertainty associated with the estimates and the recovery and development of the resources and in respect of Contingent Resources, the specific contingencies that prevent the classification of such resources as reserves. In addition, details of the PSC Lands and the Company’s interests therein are contained in the AIF under the heading “Statement of Oil and Gas Information”.

CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES FOR U.S. INVESTORS

Disclosure in this short form prospectus and the documents incorporated by reference of reserves and resources is presented in accordance with Canadian securities laws. Specifically, the securities regulatory authorities in Canada have adopted NI 51-101, which imposes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities. The SEC generally permits U.S. reporting oil and gas companies, in their filings with the SEC, to disclose only proved, probable and possible reserves and production that meet the SEC’s definitions of such terms, net of royalties and interests of others. The SEC generally does not permit U.S. companies to disclose net present value of future net revenue from reserves based on forecast prices and costs. Canadian securities laws permit, among other things, the presentation of certain categories of resources and the disclosure of production on a gross basis before deducting royalties.

This short form prospectus and the documents incorporated by reference contain estimates of quantities of oil and gas using Contingent Resources or Prospective Resources or other descriptions of volumes of resources potentially recoverable through additional exploratory drilling or recovery techniques, which terms include quantities of oil and gas that do not meet the SEC’s definitions of estimated proved, probable and possible reserves and in respect of which the SEC’s rules would prohibit a U.S. company from including in filings with the SEC. These estimates of resources should not be construed as comparable to disclosures of estimated reserves. These estimates are by their nature more speculative than estimated proved reserves and accordingly are subject to substantially greater risk of not being actually realized.

Natural gas liquids referred to in this short form prospectus and the documents incorporated herein by reference are reported on a combined basis with any condensate as required under NI 51-101.

EXCHANGE RATES

Except where otherwise indicated, all dollar figures in this short form prospectus are expressed in Canadian dollars. On September 2, 2014, the rates of exchange of the Canadian dollar, based on the noon rate as reported by the Bank of Canada, was Canadian $1.00 = U.S.$0.9153 and Canadian $1.00 =£0.5547. For reference, on the dates indicated below the rates of exchange of the Canadian dollar, based on the noon rate as reported by the Bank of Canada, for each Canadian $1.00 was:

Date	U.S.$	£
June 30, 2014	0.9367	0.5476
December 31, 2013	0.9402	0.5673
June 28, 2013	0.9513	0.6255
December 31, 2012	1.0051	0.6181

WESTERNZAGROS RESOURCES LTD.

Incorporation and Organization

WesternZagros was incorporated under the ABCA on August 22, 2007. On October 17, 2007, WesternZagros amended its articles to add the Class A Preferred Shares and Class B Preferred Shares to its authorized capital. WesternZagros is a reporting issuer or equivalent in each of the provinces of Canada. The head office of WesternZagros is located at 600, 440 - 2nd Avenue S.W., Calgary, Alberta, T2P 5E9 and its registered office is located at 3700, 400 - 3rd Avenue S.W., Calgary, Alberta, T2P 4H2.

General Description of the Business

WesternZagros is a publicly traded, Calgary-based, international oil and gas company focussed on acquiring properties and exploring for, developing and producing crude oil and natural gas in the Kurdistan Region of Iraq. WesternZagros, through its wholly-owned subsidiaries, holds a 40 percent working interest in each of the Garmian PSC and the Kurdamir PSC. The Company’s Common Shares are listed on the TSXV under the symbol “WZR” and the Company is a reporting issuer or equivalent in each of the provinces of Canada.

For further information on the Company, its subsidiaries, the PSC Lands and its business activities, see the AIF, which is incorporated herein by reference.

Background to and Reasons for the Offering

In the first quarter of 2014, following approval from the KRG of the Declaration of Commerciality for one of the Company’s oil and gas exploration and production blocks in Kurdistan, the Garmian Block, the Company began its transition from an exploration company to a development company. This was followed with the submission to the KRG of a development plan for the Garmian Block and the Declaration of Commerciality and a development plan for the Company’s other oil and gas exploration and production block in Kurdistan, the Kurdamir Block. As development plans are approved by the Company, its co-venturers and the KRG and as the Company advances development of the Garmian and Kurdamir blocks, the Company will require significant additional capital in order to fund these activities, including the drilling of development wells and the construction of facilities and supporting infrastructure. As a result, the Board determined this to be an appropriate time to review the strategic and financing opportunities available to the Company and accordingly, in February 2014, established a special committee (the “Special Committee”) to oversee this process and, following a review of its qualifications and independence, retained a global investment banking firm to act as the Company’s financial advisor. The Special Committee was originally composed of David Boone (co-chair), James Houck (co-chair), John Howland and Randall Oliphant, all of whom are independent directors of the Company other than Mr. Howland who is a director nominee of Crest and was or is an officer or manager of various entities affiliated with Crest. Upon the establishment of the Special Committee, a mandate for the Special Committee was approved by the Board, being to solicit, review and evaluate the strategic and financing alternatives available to the Company with a view to enhancing Shareholder value, including but not limited to a potential sale of the Company, a merger or other business combination, the sale of some or all of the assets of the Company in one or more transactions, the completion of a rights offering or other equity or debt financing or any combination of these alternatives.

Following the Special Committee’s formation and through into August 2014, the members of the Special Committee held formal meetings on over 20 occasions, conducted informal consultations among its members and with its independent financial and legal advisors, as well as management of the Company on numerous other occasions and reported to the Board on a regular basis. In addition, the other directors of the Company had a standing invitation to attend the Special Committee meetings and all or some of the other members of the Board were in attendance at most meetings. At all of the formal meetings of the Special Committee, in camera sessions were held without management and in camera sessions were also held without Mr. Howland when certain aspects relating to a potential financing with Crest were discussed. The formal meetings included its financial advisor, legal counsel and management of the Company and were held to review, discuss and evaluate, among other things: (i) advice from independent legal counsel regarding the fiduciary duties and responsibilities of the directors of the Company, as well as the terms and conditions of the Offering and related matters, including the Equity Backstop and Private Placement; (ii) information concerning the business, operations, assets, estimated oil and gas resources, financial condition, anticipated capital requirements (including the timing thereof) and prospects of the Company; (iii) regional security and geopolitical updates, including reports from both management and the Health, Safety, Environment & Security Committee of the Board; (iv) the financial market’s perspectives regarding the Company; (v) various financing alternatives, including the Offering, that may be available to the Company in light of the upcoming capital requirements for development activities; (vi) analysis prepared by its financial advisor and management of the Company on parties that may be willing to pursue a strategic transaction with the Company and the ability of such parties to complete a transaction; (vii) the expected advantages and disadvantages of the various financing and strategic alternatives considered for the Company and its stakeholders, including the Shareholders; and (viii) financial analysis prepared by its financial advisor with respect to the various alternatives available to the Company, including the Offering and the Corporate Transaction Proposal (as defined below). Throughout these meetings, members of the Special Committee raised questions and there were discussions of the assumptions and analyses prepared by its financial advisor and management and the various analyses and reports, including financial analyses, were refined.

During this period, the Company, with the assistance of its financial advisor, made approaches to over 20 parties with respect to a broad range of potential financing and strategic transactions and entered into confidentiality agreements with 13 parties who subsequently accessed confidential information regarding the Company through a virtual data room and physical data room that were established in connection with the process, as well as presentations (in most cases) from management of the Company. The Company also held discussions with its two largest securityholders, Crest and Paulson & Co. Inc., under the terms of individual confidentiality agreements.

The Company and Crest first began discussions in respect of potential financing alternatives to support the Company’s balance sheet and capital requirements in February of 2014 just prior to the Board’s determination to explore its strategic and financing opportunities and establish the Special Committee. These discussions proceeded under the terms of an existing confidentiality agreement and continued throughout the second quarter of 2014 in parallel with the review process being carried out by the Special Committee. Various financing alternatives were explored by the parties and in June 2014 draft term sheets for such alternatives were provided by the Company at the request of Crest and were discussed by the parties. The alternatives included the possibility of a partially backstopped rights offering or a private placement of non-voting shares. In late June 2014, the Company received a non-binding, conditional proposal from an international oil and gas company to acquire all of the issued and outstanding Common Shares for cash consideration of $1.46 per Common Share and the provision of interim financing to the Company during the period until closing of such acquisition (the “Corporate Transaction Proposal”). The Special Committee and the Board evaluated the Corporate Transaction Proposal and the Board directed the Company, together with its advisors and with oversight from the Special Committee, to enter into further discussions with the party making such proposal to determine if definitive terms could be reached.

In mid-July 2014, Crest delivered a letter to the Board outlining a proposed financing package offered by Crest, including a partially backstopped rights offering, a private placement of non-voting preferred shares and a delayed draw debt facility. On July 22, 2014, Mr. Howland resigned from the Special Committee due to the potential for conflicts resulting from the Special Committee’s review and evaluation of the financing proposal from Crest and the Corporate Transaction Proposal and also recused himself from discussions and meetings of the Board regarding the two proposals. As a result, subsequent to July 22, 2014, all matters of the Special Committee and the Board did not include Mr. Howland’s participation or knowledge. The Special Committee and the Board (other than Mr. Howland) evaluated the financing proposal from Crest and the Board directed the Company, together with its legal advisors and with oversight from the Special Committee, to enter into further discussions with Crest in respect of its proposal which the Company did over the following number of weeks during which time Crest’s initial proposal was refined. The revised financing package that Crest proposed contemplated that the Company would complete the $250 million Offering and, in connection therewith, Crest would commit to provide the $200 million Equity Backstop and U.S.$200 million senior debt facility to the Company (the “Debt Facility” and together with the Equity Backstop, the “Financing Commitment”). The parties continued to negotiate the terms and conditions of the definitive agreements with respect to the Financing Commitment.

Over the period of time that negotiations were ongoing with Crest in respect of the Financing Commitment, the Special Committee also continued to evaluate, and the Company, together with its financial and legal advisors, engaged in extensive discussions in respect of, the Corporate Transaction Proposal. However, as a result of certain deal-specific risks, including but not limited to geo-political events at such time, and upon exhaustive negotiation with the party to negate these risks and advice from its financial and legal advisors, the Special Committee and the Board determined that the Corporate Transaction Proposal was not actionable in the near term.

On August 13, 2014, the Special Committee provided its report to the Board regarding the status of negotiations with respect to the Financing Commitment and the Corporate Transaction Proposal, the alternative courses of action reasonably available to the Company at such time and the risks and opportunities thereof. The Special Committee unanimously recommended to the Board to advance the Offering and approve the Equity Backstop Agreement and other agreements related to the Financing Commitment as the best alternative available to the Company at such time. In making its recommendation to the Board, the Special Committee considered all relevant factors, including without limitation the extensive review process which had been conducted by the Special Committee, the advice received from its legal and financial advisors throughout the process and the terms and conditions of the Financing Commitment, and determined that the Financing Commitment provides the best available solution to the Company’s capital requirements for the next stage of its development activities and the Offering provides an opportunity to potentially preserve and increase long-term shareholder value, in a manner which permits all Shareholders to participate. After a detailed review of the terms and conditions of the Equity Backstop Agreement and related agreements, including the agreement for the Debt Facility, review and consideration of the Board’s fiduciary duties and having regard to the determinations and recommendation of the Special Committee and advice received from its financial and legal advisors throughout the process, the Board (excluding Mr. Howland) determined that the Financing Commitment is in the best interests of the Company and unanimously approved the Company entering into the Equity Backstop Agreement and related agreements. In accordance with applicable law, Mr. Howland abstained from discussions and voting in respect of the Financing Commitment due to his relationship with Crest. Following the Board meeting, the Company and Crest finalized certain remaining terms and executed the Equity Backstop Agreement and related agreements after markets closed on the afternoon of August 14, 2014. A news release was issued by the Company in respect of the Offering and the Financing Commitment that afternoon. In connection with the Equity Backstop Agreement, each of Messrs. Boone, Dyment, Frangos, Hatfield, Houck, Oliphant, Wallace, Kraljic, Mossman and Stevenson and Ms. Tysowski entered into a support agreement, which agreement provides, among other things, that such directors and officers will vote all of their Common Shares in favour of the Private Placement Resolution and the Articles Amendment Resolution (as defined below). These individuals hold, in aggregate, 13,262,576 Common Shares, representing approximately 2.8% of the issued and outstanding Common Shares.

Recent Developments

Development Plans

The Company is executing on phased development and production plans for its two significant oil and gas discoveries on the Garmian and Kurdamir blocks. Declarations of Commerciality have been made on both the Garmian Block and the Kurdamir Block, and discussions are underway among the Company, the Company’s co-venturers and the KRG to advance these plans to balance expenditures with increases in production and cash flow from the PSC Lands. The Company’s overall development philosophy for the PSC Lands is based on a phased expansion strategy: incrementally increasing processing facilities and production capabilities through drilling to match sales volumes. Management believes that this phased development will manage the Company’s capital investment and exposure in measured proportion to increases in production and cash flow.

The development of Contingent Resources and the establishment of cash flow are key tenets of the development plans. The Company also carries significant upside potential through the Prospective Resources for both its Kurdamir and Garmian blocks. The table below highlights the Gross Best estimates (P50 or 2C) and Mean estimates for oil and oil equivalents of the Contingent and Prospective Resources on its two blocks. Upon establishment of cash flow, the Company intends to advance the full delineation and development of these additional resources.

Gross Unrisked Contingent Resources		Oil (MMbbl)		Gas & Condensate (MMBOE)
Discovery	Reservoir	Mean Estimate	Best Estimate (2C)	Mean Estimate	Best Estimate (2C)
Kurdamir	Tertiary Oligocene	386	366	364	354
Kurdamir	Tertiary Eocene	155	138	71	66

Kurdamir Total Mean MMbbl/MMBOE		541		435

Gross Unrisked Prospective Resources		Oil (MMbbl)		Gas & Condensate (MMBOE)
Discovery	Reservoir	Mean Estimate	Best Estimate (P50)	Mean Estimate	Best Estimate (P50)
Kurdamir	Tertiary Oligocene	1084	1004	188	172
Kurdamir	Tertiary Eocene	107	91	31	27
Kurdamir	Cretaceous	130	108	76	65

Kurdamir Total Mean MMbbl /MMBOE		1321		295

Gross Unrisked Contingent Resources		Oil (MMbbl)
Discovery	Reservoir	Mean Estimate	Best Estimate (2C)
Garmian	Jeribe	24	21

Garmian Total Mean MMbbl Oil Only		24

Gross Unrisked Prospective Resources		Oil (MMbbl)
Discovery	Reservoir	Mean Estimate	Best Estimate (P50)
Garmian	Structure Below Lowest Known Oil Jeribe	63	49
Garmian	Oligocene	48	41

Garmian Total Mean MMbbl Oil Only		111

In addition, readers should refer to “Statement of Oil and Gas Information - Resources Information” in the AIF for the detailed breakdown of the High (P10 or 3C), Low (P90 or 1C) and Best (P50 or 2C) estimates for each of the individual reservoir assessments. Please see “Resources Update” below for additional discussion regarding the classification of the Company’s oil and gas resources.

Garmian Development

The Garmian development plan was submitted to the KRG in June 2014 and the Company is actively engaged with the KRG to finalize approval of the plan. The Garmian development plan contemplates the commencement of production from the Sarqala-1 well at rates of up to 10,000 bbl/d and the potential tie-in of the Hasira-1 well, subject to testing results, in 2014 utilizing the existing production facilities. The existing early production facilities (“EPF”) at Sarqala are capable of processing up to 10,000 bbl/d with upgrades underway to increase the processing capacity up to 15,000 bbl/d.

The planned development drilling program will also delineate the Gross Prospective Resources within both the shallower Jeribe and the deeper Mio-Oligocene mapped seismic anticlinal structures. Based on the results of the development program, additional production facilities will be sized appropriately. With success, the Company believes that the current Best estimates of Gross Contingent Resources (2C basis) and Gross Prospective Resources (P50 basis) for the Garmian Block could ultimately support a project with 30,000 to 50,000 bbl/d of oil production.

The development plan submitted to the KRG is outlined below. The final development plan is subject to KRG approval and the final costing is subject to field sizing, final engineering and tendering.

Phase 1 – Upgrade to 15,000 bbl/d production facility in 2014: Complete the Sarqala-1 workover, test and potentially tie-in the Hasira-1 well, and upgrade the existing EPF from 10,000 bbl/d capacity to a total capacity of 15,000 bbl/d, including the necessary equipment for truck loading. It is anticipated that these activities will be completed by late 2014 with an estimated net capital cost to the Company of U.S.$45 million to U.S.$50 million.

Phase 2 – Drill two horizontal or deviated wells in 2015: Drill the first two development wells (Sarqala-2 and Sarqala-3), install centralized storage and loading facilities, and begin the front end engineering and design (“FEED”) work for an incremental 25,000 to 35,000 bbl/d central processing facility (“CPF”) for oil. This phase of development work is anticipated to occur in 2015 with estimated net capital costs to the Company of U.S.$45 million to U.S.$50 million.

The Sarqala field is now covered by high quality 3D seismic data which will be used to further delineate areas of higher fracture density in order to guide the drilling of future wells, including horizontal or deviated wells. Future development wells have been designed to intersect projected areas of dense natural fracture commonly associated with the faulted and tightly folded areas of these carbonate reservoirs. Intersecting these natural fractures is intended to allow the Company to achieve the highest flow rates from future development well locations. The 3D seismic attribute map, shown below, highlights in red and yellow areas of higher seismic discontinuity which are considered a proxy for greater fracture density in the Jeribe/Upper Dhiban reservoir. The Sarqala-2 well is positioned at the north-western end of an area predicted as having a greater density of natural fractures. The well is designed to deviate into the densely fractured area so that the wellbore will intersect as many open fractures as possible.

Phase 3 – Construct 25,000 to 35,000 bbl/d production facility and drill two horizontal or deviated wells in 2016: Construct and commission the CPF to a capacity of 25,000 to 35,000 bbl/d and continue drilling development and delineation wells. The plan contemplates two additional horizontal or deviated development wells during this phase, utilizing a single rig. This drilling program may be accelerated based upon results from the first two development wells. This phase of development work is anticipated to occur in 2015 and 2016 with estimated net capital costs to the Company of U.S.$125 million to U.S.$130 million. The Company is advancing gas utilization discussions with the KRG to minimize gas flaring while providing the associated gas from oil production that is surplus to operations requirements in the field to fuel domestic electrical power production. A pipeline is contemplated to transport the associated gas to a gas processing facility to be constructed on the Garmian Block by the KRG.

Additional phases may be required as future development wells determine the ultimate resource and production potential of the Jeribe and Oligocene reservoirs on the Garmian Block.

Based on the phased development plan, the table below depicts the expected schedule of facility development for oil processing for the Garmian Block and the estimated capital costs. First production is anticipated by the end of 2014 following completion of the Sarqala-1 workover and facility upgrades. The Sarqala-1 well produced approximately one million barrels of high quality, light, low sulphur 40o API crude in 2011 and 2012 under an extended well test at a rate of 5,000 bbl/d utilizing the existing EPF. The production was trucked into the domestic market and approximately 88,000 barrels were trucked to the export pipeline terminal at Khurmala. The Sarqala-1 workover will increase the tubing size and complete the necessary reservoir stimulation to increase flow rates up to 10,000 bbl/d. Upon completion of the workover, the service rig will test and complete the Hasira-1 exploration well, which, if successful, is expected to be tied into and utilize the upgraded processing capacity of the EPF.

Commitment to subsequent phases, including construction of the CPF will be dependent on the results of, and the ability to monetize production from, phases 1 and 2.

Garmian Block	2014		2015	2016
Phase 1
EPF Capacity (bbl/d)[1]	10,000	*	15,000	15,000
Wells	Sarqala-1, Hasira-1
Phase 1 Capital (U.S.$M)	32		18	—
Phase 2
Wells	Sarqala-2, Sarqala-3
Phase 2 Contingent Capital	—		50	—
Phase 3
CPF Capacity (bbl/d)[2]				25-35,000
Wells	Sarqala-4, Sarqala-5+
Phase 3 Contingent Capital (U.S.$M)			40	90

Total Capital (U.S.$M)[3]	32		108	90

Total Production Capacity (bbl/d)	10,000		15,000	40-50,000

*	green shaded areas denote drilling and construction phases
(1)	First production anticipated in the fourth quarter of 2014.
(2)	First production anticipated in the fourth quarter of 2016.
(3)	The final development plan is subject to KRG approval. Capital costs are subject to change based on field sizing, final engineering and tendering.

The schematic below depicts the phased activities planned for the Garmian Block:

Kurdamir Development

On the Kurdamir Block, the Declaration of Commerciality was filed on August 19, 2014 and the Company and Talisman submitted the development plan to the KRG on August 31, 2014. Discussions are underway with the KRG as it relates to the approval of the development plan. The development plan submission contemplates two initial phases to secure early oil and gas production. Future phases will be added over time to incrementally increase processing facilities and production capabilities through drilling. Management estimates the peak production rate for the Kurdamir field to be in the range of 125,000 to 150,000 bbl/d solely based upon the development of the Best estimate (2C) of Gross Contingent Resources in both the Oligocene and Eocene reservoirs of the Kurdamir Block. The Company and Talisman continue to work closely with the KRG on advancing early oil production from the Kurdamir-4 well with EPF capacity of 10,000 bbl/d by the end of 2015 and negotiating sales gas volumes of up to 50,000 to 70,000 Mscf/d of natural gas as early as 2017 for domestic power generation and future exports. Furthermore, the Best estimate (P50) of Gross Prospective Resources (oil only) on the Kurdamir Block is over one billion barrels which will be pursued with future drilling after the commencement of production and cash flow.

The development plan submitted to the KRG is outlined below. The cost estimates set forth below provide initial capital guidance on the proposed work program, but will be subject to finalization and approval of the development plan, final engineering and tendering. Future phases will be advanced based on the results of the initial development plan.

Phase 1 – Complete Kurdamir-4 horizontal well and 10,000 bbl/d early production facility in 2015: Drill the Kurdamir-4 horizontal well to establish the oil deliverability of the Oligocene reservoir in the Kurdamir structure, construct and commission a single well battery with 10,000 bbl/d of oil processing capacity (the “Early Production Facility” or “EPF”) to establish early oil production, and commence the FEED for additional oil processing facilities of 15,000 to 30,000 bbl/d and gas processing facilities of 50,000 to 70,000 Mscf/d (the “Central Processing Facilities” or “CPF”). This first phase of development work is anticipated to occur in 2014 and 2015 with estimated net capital costs to the Company of U.S.$65 million to U.S.$70 million. The Company anticipates first oil production by the end of 2015 from a successful Kurdamir-4 well. The co-venturers have delivered approximately 90,000 barrels of crude oil to the KRG by truck during the Kurdamir-2 extended well test conducted in the second quarter of 2014. Because this production from testing was during the exploration phase, deliveries of such test oil were provided without compensation to the KRG. However, following approval of the Kurdamir development plan, future oil production will be sold into the domestic or export market utilizing trucking in the near term.

A schematic cross-section through the trajectory of the Kurdamir-4 horizontal well and a 3D seismic attribute and fracturing map for the Oligocene are shown below. The seismic attribute map depicts a wavelet classification map which indicates the potential of better quality parts of the porous Oligocene reservoir in green and yellow, on trend with the existing Kurdamir-1 and Kurdamir-2 wells. Previous wells in the Kurdamir structure were drilled without the benefit of the 3D seismic mapping collected in 2013. The initial analysis of the 3D seismic has been completed and interpretation is continuing to incorporate well results as they become available to the Company from the adjacent blocks into the subsurface reservoir model. The seismic data has the potential to materially improve the Company’s understanding of the Kurdamir reservoir and will be used to enhance the selection of future drilling locations such as Kurdamir-4. As depicted below the thin black lines overlain on the map represent interpreted fracture trends. Two primary sets are observed: one set trending northeast to southwest along the principal stress direction and the other trending northwest to southeast. The Kurdamir-4 horizontal well trajectory has been designed to intersect multiple natural fractures represented in the seismic fracturing map and is designed to facilitate the Company to achieve high oil flow rates. The Kurdamir-4 well is planned to be drilled with a 900 meter horizontal leg which is designed to allow significantly more natural fractures to be intersected than in the vertical wells drilled to date. The interpretation of the 3D seismic data will be utilized to identify additional locations for horizontal development wells in order to target both the areas of best fracture development for well deliverability and that could also convert Prospective Resources into Contingent Resources.

Phase 2 – Construct 15,000 to 30,000 bbl/d and 50,000 to 70,000 Mscf/d of oil and gas central processing capacity in 2016: Construct and commission the CPF and carry out additional development drilling of the field. The development plan contemplates a one-rig drilling program that may be expanded and workovers of Kurdamir-1 and Kurdamir-2 for gas and gas liquids production. Discussions are underway with the KRG in order to secure access to gas pipeline infrastructure from the Kurdamir Block to the Chemchemal power plant, approximately 80 km to the northwest. This second phase of development work is anticipated to occur in 2015 through 2016 with estimated net capital costs to the Company of U.S.$275 million to U.S.$280 million. Commissioning of the CPF is anticipated in early 2017.

Based on the development plan, the table below depicts the expected schedule of facility development for oil and gas processing for the Kurdamir Block including the estimated capital costs. First production is anticipated by the end of 2015 subject to Kurdamir-4 well results and KRG approval.

Commitment to subsequent phases, including the commission and construction of the CPF, will be dependent on the results of, and the ability to monetize production from, the first phase.

Kurdamir Block	2014	2015	2016	2017
Phase 1
Wells	Kurdamir-4*
EPF Capacity (bbl/d)[1]		10,000	10,000	10,000
Phase 1 Capital (U.S.$M)	30	40	—
Phase 2
Wells	Kurdamir-5, Kurdamir-6+
CPF Oil Capacity (bbl/d)[2]				15-30,000
CPF Gas Capacity (Mscf/d)[2]				50-70,000
Phase 2 Contingent Capital (U.S.$M)	—	80	200
Total Capital (U.S.$M)[3]	30	120	200
Total Facility Capacity – Oil (bbl/d)	—	10,000	10,000	25-40,000
Total Facility Capacity – Gas (Mscf/d)	—	—	—	50-70,000

*	green shaded areas denote drilling and construction phases
(1)	First production anticipated in the fourth quarter of 2015.
(2)	First production anticipated in the first quarter of 2017.
(3)	The final development plan is subject to KRG approval. Capital costs are subject to change based on field sizing, final engineering and tendering.

The schematic below depicts Phase 1 and Phase 2 of the initial development plan for the Oligocene reservoir. It is expected that future phases will be added to the development plan for the Kurdamir Block to advance production capabilities from the existing Contingent Resources in the Oligocene and Eocene reservoirs and delineate the extent of the Prospective Resources in the Oligocene, Eocene and Cretaceous reservoirs.

Resources Update

The Company has engaged Sproule, its independent reserves evaluator, to review the Company’s current estimates of Contingent Resources for the Garmian Block. The Company has recently completed significant milestones on the Garmian Block with the submission and approval by the KRG of the Declaration of Commerciality and the filing of a phased development plan. In light of this progress, the Company has engaged Sproule to evaluate whether any portion of such Contingent Resources may now be reclassified as reserves.

On the Kurdamir Block, the Company has recently completed the submission of a Declaration of Commerciality and a phased development plan. The Company will be advancing discussions for approval of the development plan with the KRG and its co-venturer prior to the recognition of reserves.

The Company has requested that Sproule provide estimated net present values of future net revenue attributable to any such reserves assessed for the Garmian Block and the remaining Contingent Resources on both the Garmian and Kurdamir blocks. The Company anticipates that this evaluation will be completed prior to the filing of the Final Prospectus.

Management Update

On September 2, 2014, the Company announced the promotions of Mr. Lance Berg to Vice President Engineering and Operations and Mr. Robert Markle to General Manager Drilling and Completions. It also announced the retirement of Michael Mossman, the Senior Vice President Operations and Engineering.

DETAILS OF THE OFFERING

Issue of Rights and Record Date

Shareholders of record as at 5:00 p.m. (Toronto time) on the Record Date will receive Rights on the basis of one Right for each Common Share held at that time. The Rights permit Rightsholders (provided that such holders are in an Eligible Jurisdiction or are Approved Eligible Holders) to subscribe for and purchase from the Company an aggregate of up to [—] Common Shares, assuming exercise in full of the Rights issued hereunder, on the basis of one Common Share for every [—] Rights held. The Rights are transferable in Canada by holders thereof. The Rights may not be transferred to any person in the United States. Shareholders in the United States who receive Rights may resell them only outside the United States in accordance with Regulations S under the U.S. Securities Act. See “Sale or Transfer of Rights” and “How to Complete a Rights Certificate – To Sell or Transfer Rights – Form 3” below.

For Shareholders who hold their Common Shares in registered form, a Rights Certificate evidencing the number of Rights issued to the Shareholder as at the Record Date will be mailed with a copy of this short form prospectus to each such Shareholder as at 5:00 p.m. (Toronto time) on the Record Date. See “Details of the Offering – Rights Certificate – Shares Held in Registered Form”.

Shareholders who hold their Common Shares through a CDS Participant will not receive physical certificates evidencing their ownership of Rights. On the Record Date, a global certificate representing such Rights will be issued in registered form to, and in the name of, CDS or its nominee. The Company expects that each beneficial Shareholder will receive a confirmation of the number of Rights issued to such Shareholder from the beneficial Shareholder’s CDS Participant. CDS will be responsible for establishing and maintaining book-entry accounts for CDS Participants holding Rights. See “Details of the Offering – Rights Certificate – Common Shares Held Through CDS”.

Only Shareholders who hold their Common Shares in registered form and who are resident in the Eligible Jurisdictions are entitled to receive Rights Certificates. The Rights and Common Shares are not qualified under the securities laws of any jurisdiction other than the Eligible Jurisdictions and Rights may not be exercised by or on behalf of a Shareholder resident in an Ineligible Jurisdiction. Instead, Ineligible Holders will be sent a copy of this short form prospectus along with a letter advising them that their Rights Certificates will be held by the Subscription Agent, who will hold such Rights as agent for the benefit of all such Ineligible Holders. See “Details of the Offering – Ineligible Holders and Approved Eligible Holders”.

A Rightsholder is not, by virtue of such Right, a Shareholder and does not have any of the rights of a Shareholder (including the right to receive any dividend or distribution of any nature whatsoever which may be declared payable on the Common Shares).

Subscription Basis

Each Shareholder of record as at 5:00 p.m. (Toronto time) on the Record Date is entitled to receive one Right for each Common Share held. For every [—] Rights held (other than by an Ineligible Holder) the Rightsholder is entitled to acquire one Common Share at the Subscription Price by subscribing and making payment in the manner described herein on or before the Rights Expiry Time on the Rights Expiry Date. As at [—], 2014 there were [—] Common Shares and stock options to acquire [—] Common Shares outstanding.

One Right will be issued for each Common Share outstanding on the Record Date. Accordingly, the number of Rights ultimately issued will depend on the number of Common Shares outstanding on the Record Date. No fractional Common Shares will be issuable upon the exercise of any Rights, and no cash or other consideration will be paid in lieu thereof. An entitlement to a fractional Common Share will be rounded down to the next lowest whole number of Common Shares. Rights delivered to CDS Participants may not be delivered by such CDS Participants to beneficial holders unless such holders are resident in an Eligible Jurisdiction. CDS Participants may only exercise such Rights on behalf of Rightsholders in Ineligible Jurisdictions if they can demonstrate to the Company that such holders are Approved Eligible Holders as described under “Details of the Offering – Ineligible Holders and Approved Eligible Holders” and they have submitted payment in full of the Subscription Price to the Subscription Agent at or prior to the Rights Expiry Time on the Rights Expiry Date.

Commencement Time and Rights Expiry Time

The Rights will be eligible for exercise on and following the Commencement Time and will expire at the Rights Expiry Time (5:00 p.m. (Toronto time)) on the Rights Expiry Date. A Rightsholder who exercises Rights pursuant to the terms and conditions contained herein will not become a Shareholder of record until the closing of the Offering. RIGHTS NOT EXERCISED BY THE RIGHTS EXPIRY TIME ON THE RIGHTS EXPIRY DATE WILL BECOME VOID AND BE OF NO VALUE.

Basic Subscription Right

Each Shareholder as at 5:00 p.m. (Toronto time) on the Record Date is entitled to receive one Right for each Common Share held. For every [—] Rights held, the Rightsholder (including any Approved Eligible Holder, but other than an Ineligible Holder) is entitled to acquire one Common Share under the Basic Subscription Right at the Subscription Price per Common Share by subscribing and making payment in the manner described herein at or before the Rights Expiry Time on the Rights Expiry Date. A Rightsholder that subscribed for some, but not all, of the Common Shares pursuant to the Basic Subscription Right will be deemed to have elected to waive the unexercised balance of such Rights and such unexercised balance of Rights will be void and of no value unless the Subscription Agent is otherwise specifically advised by such Rightsholder at the time the Rights Certificate is surrendered that the Rights are to be transferred to a third party or are to be retained by the Rightsholder. Rightsholders who exercise in full the Basic Subscription Right for their Rights are also entitled to subscribe for Additional Common Shares, if any, that are not otherwise subscribed for under the Offering on a pro rata basis, prior to the Rights Expiry Time on the Rights Expiry Date pursuant to the Additional Subscription Privilege. See “Details of the Offering - Additional Subscription Privilege”.

For Common Shares held in registered form, in order to exercise the Rights represented by a Rights Certificate, the Rightsholder must complete and deliver the Rights Certificate to the Subscription Agent in accordance with the terms of this Offering in the manner and upon the terms set out in this short form prospectus and pay the aggregate Subscription Price for all Common Shares subscribed for. All exercises of Rights are irrevocable once submitted.

For Common Shares held through a CDS Participant, a Shareholder may subscribe for Common Shares by instructing the CDS Participant holding the Shareholder’s Rights to exercise all or a specified number of such Rights and forwarding the aggregate Subscription Price for all Common Shares subscribed for in accordance with the terms of the Offering to such CDS Participant. Subscriptions for Common Shares made in connection with the Offering through a CDS Participant will be irrevocable and Shareholders will be unable to withdraw their subscriptions for Common Shares once submitted.

The Subscription Price is payable in Canadian funds by certified cheque, bank draft or money order drawn to the order of the Subscription Agent. In the case of subscription through a CDS Participant, the Subscription Price is payable by certified cheque, bank draft or money order drawn to the order of such CDS Participant, by direct debit from the subscriber’s brokerage account or by electronic funds transfer or other similar payment mechanism. The entire Subscription Price for Common Shares subscribed for must be paid at the time of subscription and must be received by the Subscription Agent at the Applicable Subscription Office prior to the Rights Expiry Time on the Rights Expiry Date. Beneficial Rightsholders who wish to subscribe for Common Shares pursuant to the Offering must provide the CDS Participant holding their Rights with instructions and payment sufficiently in advance of the Rights Expiry Time on the Rights Expiry Date to permit the proper exercise of their Rights. CDS Participants will have an earlier deadline for receipt of instructions than the Rights Expiry Date. Subscribers should contact their particular CDS Participant for complete details on how to exercise the Basic Subscription Right. Rights not exercised at or before the Rights Expiry Time on the Rights Expiry Date will be void and will have no value.

Additional Subscription Privilege

Each Rightsholder who has exercised in full his or her Basic Subscription Right may subscribe for Additional Common Shares, if available, at a price equal to the Subscription Price for each Additional Common Share. The number of Additional Common Shares will be the difference, if any, between the total number of Common Shares issuable upon exercise of Rights and the total number of Common Shares subscribed and paid for pursuant to the Basic Subscription Right at the Rights Expiry Time on the Rights Expiry Date. Subscriptions for Additional

Common Shares will be received subject to allotment only and the number of Additional Common Shares, if any, that may be allotted to each subscriber will be equal to the lesser of: (i) the number of Additional Common Shares that such subscriber has subscribed for; and (ii) the product (disregarding fractions) obtained by multiplying the number of Additional Common Shares available to be issued by a fraction, the numerator of which is the number of Rights previously exercised by the subscriber pursuant to the Basic Subscription Right and the denominator of which is the aggregate number of Rights previously exercised pursuant to the Basic Subscription Right by all holders of Rights who have subscribed for Additional Common Shares. If any Rightsholder has subscribed for fewer Additional Common Shares than such Rightsholder’s pro rata allotment of Additional Common Shares, the excess Additional Common Shares will be allotted in a similar manner among the Rightsholders who were allotted fewer Additional Common Shares than they subscribed for.

To apply for Additional Common Shares under the Additional Subscription Privilege, each Rightsholder must forward his or her request to the Subscription Agent or their CDS Participant, as applicable, prior to the Rights Expiry Time on the Rights Expiry Date. Payment for Additional Common Shares, in the same manner as required upon exercise of the Basic Subscription Right, must accompany the request when it is delivered to the Subscription Agent or a CDS Participant, as applicable. Payment of such price must be received by the Subscription Agent prior to the Rights Expiry Time on the Rights Expiry Date, failing which the Rightsholder’s entitlement to such Additional Common Shares will terminate. Accordingly, a Rightsholder subscribing through a CDS Participant must deliver his or her payment and instructions to a CDS Participant sufficiently in advance of the Rights Expiry Time on the Rights Expiry Date to allow the CDS Participant to properly exercise the Additional Subscription Privilege on his or her behalf. A Rightsholder subscribing for Additional Common Shares will be notified as soon as practicable after the Rights Expiry Date of the number of Additional Common Shares, if any, allotted to the Rightsholder.

If the Offering is fully subscribed, then the funds included for subscriptions under the Additional Subscription Privilege will be returned by the Subscription Agent or applicable CDS Participant to the relevant subscribers (or credited to the Shareholder’s account with its CDS Participant). In addition, the Subscription Agent or applicable CDS Participant will return to any subscriber of Additional Common Shares under the Additional Subscription Privilege, within 30 days of the Rights Expiry Date, any excess funds paid in respect of a subscription for Additional Common Shares where the number of Additional Common Shares available to that subscriber is less than the number of Additional Common Shares subscribed for. No interest will be payable by the Subscription Agent, CDS Participant or the Company in respect of any excess funds returned to subscribers.

Ineligible Holders and Approved Eligible Holders

Except as set out below, this Offering is made only in the Eligible Jurisdictions. Accordingly, neither a subscription under the Basic Subscription Right nor under the Additional Subscription Privilege will be accepted from any person, or such person’s agent, who appears to be, or whom the Company has reason to believe is, an Ineligible Holder, except that the Company may accept subscriptions in certain circumstances from an Approved Eligible Holder.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the EU Prospectus Directive (as defined below) (each, a “Relevant EU Member State”) with effect from and including the date on which the EU Prospectus Directive is implemented in that Relevant EU Member State, an offer to the public of the Rights and the Common Shares to be issued at any time upon exercise of the Rights may not be made in that Relevant EU Member State, except that such securities may be offered to the public in that Relevant EU Member State at any time under the following exemptions under the EU Prospectus Directive, if it has been implemented in that Relevant EU Member State:

1.	to legal entities which are “qualified investors” as defined in the EU Prospectus Directive;

2.	to fewer than 100, or, if the Relevant EU Member State has implemented the relevant provisions of the 2010 PD Amending Directive (as defined below), 150, natural or legal persons (other than “qualified investors” as defined in the EU Prospectus Directive) as permitted under the EU Prospectus Directive; or

3.	in any other circumstances falling within Article 3(2) of the EU Prospectus Directive,

provided that no such offer of securities shall result in a requirement for, the publication of this short form prospectus pursuant to Article 3 of the EU Prospectus Directive, or supplementing this short form prospectus pursuant to Article 16 of the EU Prospectus Directive, and each person who initially acquires securities or to whom any offer is made will be deemed to have represented, warranted to and agreed with the Company that it is a “qualified investor” within the meaning of the law in that Relevant EU Member State implementing Article 2(1)(e) of the EU Prospectus Directive.

For the purposes of this provision, (i) the expression an “offer to the public” in relation to the Rights and the Common Shares to be issued at any time upon exercise of the Rights in any Relevant EU Member State means the communication in any form and by any means of sufficient information on the terms of the offer and such securities to be offered so as to enable an investor to decide to purchase any of such securities, as the same may be varied in that Relevant EU Member State by any measure implementing the EU Prospectus Directive in that Relevant EU Member State, (ii) the expression “EU Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant EU Member State) and includes any relevant implementing measure in each Relevant EU Member State and (iii) the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

In relation to the United Kingdom, the rights in the securities being offered and represented by the Rights Certificate are only being made to and are directed at persons in the United Kingdom who are both:

1.	a “qualified investor” within the meaning of Section 86(7) of the United Kingdom Financial Services and Markets Act 2000, as amended (the “FSMA”), acting as principal or in circumstances where Section 86(2) FSMA applies; and

2.	also within the categories of persons referred to in Article 19(5) (investment professionals) or Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the United Kingdom Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or persons in the United Kingdom to whom the offering may otherwise be made or to whom the offering may otherwise be directed in the United Kingdom without an approved prospectus having been made available to the public in the United Kingdom before the offering is made and without making an unlawful financial promotion, all such persons together being referred to as “relevant persons”. The securities being offered and represented by the Rights Certificate are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such rights in securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents. This document contains no offer of transferable securities to the public in the United Kingdom within the meaning of sections 85(1) and 102B of FSMA. This document is not an “approved prospectus” for the purposes of Section 85(7) of FSMA. Accordingly, this document has not been examined or approved as a prospectus by United Kingdom Financial Conduct Authority (the “FCA”) under Section 87A FSMA or by the London Stock Exchange and has not been filed with the FCA pursuant to the rules published by the FCA implementing the EU Prospectus Directive nor has it been approved by an “authorised person” for the purposes of Section 21 of FSMA.

Treatment of Rights

Rights Certificates will not be issued and forwarded by the Company to Ineligible Holders who are not Approved Eligible Holders. Ineligible Holders will be presumed to be resident in the place of their registered address unless the contrary is shown to the satisfaction of the Company. Registered Ineligible Holders will be sent a letter advising them that their Rights Certificates will be issued to and held on their behalf by the Subscription Agent. The letter will also set out the conditions required to be met, and procedures that must be followed, by Ineligible Holders wishing to participate in the Offering. Rights Certificates in respect of Rights issued to such Ineligible Holders will be issued to and held by the Subscription Agent as agent for the benefit of such Ineligible Holders. The Subscription Agent will hold the Rights until 5:00 p.m. (Toronto time) on [—], 2014 in order to provide Ineligible Holders an opportunity to claim a Rights Certificate by satisfying the Company that the issue of Rights and of Common Shares pursuant to the exercise of Rights will not be in violation of the laws of the applicable jurisdiction. Following such date, the Subscription Agent, for the account of registered Ineligible Holders, will, prior to the Rights Expiry Time on the Rights Expiry Date, attempt to sell the Rights of registered Ineligible Holders represented by Rights Certificates in the possession of the Subscription Agent on such date or dates and at such price or prices as the Subscription Agent determines in its sole discretion.

Beneficial owners of Common Shares registered in the name of a resident of an Ineligible Jurisdiction, who are not themselves resident in an Ineligible Jurisdiction, who wish to be recognized as an Approved Eligible Holder and who believe that their Rights Certificates may have been delivered to the Subscription Agent, should contact the Subscription Agent at the earliest opportunity, and in any case in advance of 5:00 p.m. (Toronto time) on [—], 2014, to request to have their Rights Certificates mailed to them.

The Rights and the Common Shares issuable on the exercise of the Rights have not been qualified for distribution in any Ineligible Jurisdiction and, accordingly, may only be offered, sold, acquired, exercised or transferred in transactions not prohibited by applicable laws in Ineligible Jurisdictions. Notwithstanding the foregoing, persons located in such Ineligible Jurisdictions may be able to exercise the Rights and purchase Common Shares provided that they furnish an investor letter satisfactory to the Company on or before [—], 2014. The form of investor letter will be available from the Company or the Subscription Agent upon request. A holder of Rights in an Ineligible Jurisdiction holding on behalf of a person resident in an Eligible Jurisdiction may be able to exercise the Rights provided the holder certifies in the investor letter that the beneficial purchaser is resident in an Eligible Jurisdiction and satisfies the Company that such subscription is lawful and in compliance with all securities and other applicable laws.

No charge will be made for the sale of Rights by the Subscription Agent except for a proportionate share of any brokerage commissions incurred by the Subscription Agent and the costs of or incurred by the Subscription Agent in connection with the sale of the Rights. Registered Ineligible Holders will not be entitled to instruct the Subscription Agent in respect of the price or the time at which the Rights are to be sold. The Subscription Agent will endeavour to effect sales of Rights on the open market and any proceeds received by the Subscription Agent with respect to the sale of Rights net of brokerage fees and costs incurred and, if applicable, the Canadian tax required to be withheld, will be divided on a pro rata basis among such registered Ineligible Holders and delivered by mailing cheques (in Canadian funds) of the Subscription Agent therefor as soon as practicable to such registered Ineligible Holders at their addresses recorded on the books of the Company. Amounts of less than $10.00 will not be remitted. The Subscription Agent will act in its capacity as agent of the registered Ineligible Holders on a best efforts basis only and the Company and the Subscription Agent do not accept responsibility for the price obtained on the sale of, or the inability to sell, the Rights on behalf of any registered Ineligible Holder. Neither the Company nor the Subscription Agent will be subject to any liability for the failure to sell any Rights of registered Ineligible Holders or as a result of the sale of any Rights at a particular price or on a particular day. There is a risk that the proceeds received from the sale of Rights will not exceed the costs of or incurred by the Subscription Agent in connection with the sale of such Rights and, if applicable, the Canadian tax required to be withheld. In such event, no proceeds will be remitted.

Holders of Rights who are not resident in Canada or the United States should be aware that the acquisition and disposition of Rights or Common Shares may have tax consequences in the jurisdiction where they reside, which are not described herein. Accordingly, such holders should consult their own tax advisors about the specific tax consequences in the jurisdiction where they reside of acquiring, holding and disposing of Rights or Common Shares.

Subscription Agent and Subscription Office

Computershare Investor Services Inc. has been appointed to act as the Subscription Agent to: (i) receive subscriptions and payments from Rightsholders for the Common Shares subscribed for under the Basic Subscription Right and, if applicable, the Additional Subscription Privilege; (ii) perform the services relating to the exercise and transfer of the Rights including the issue of Common Shares; and (iii) use its best efforts to sell Rights issued to Ineligible Holders and to deliver the proceeds thereof to such Ineligible Holders. The Company will pay for all such services of the Subscription Agent. The Subscription Agent will accept subscriptions for Common Shares and payment of the Subscription Price from Rightsholders by hand, courier or registered mail at the Applicable Subscription Office:

By Mail:	By Hand, by Courier or by Registered Mail:

Computershare Investor Services Inc. P.O. Box 7021, 31 Adelaide Street E Toronto, Ontario M5C 3H2 Attention: Corporate Actions	Computershare Investor Services Inc. 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 Attention: Corporate Actions

Enquiries relating to the Offering should be addressed to the Subscription Agent by telephone at 1-800-564-6253 or by sending an e-mail to corporateactions@computershare.com.

The method of delivery of Rights Certificates to the Subscription Agent is at the discretion of the Shareholder. Neither the Subscription Agent nor the Company will be liable for the failure to deliver or the delivery of Rights Certificates or the Subscription Price to an address other than the address set out above. Delivery to an address other than the address set out above may result in a subscription for Common Shares or a transfer of Rights not being accepted. If mail is used, registered mail is recommended.

Information Agent

Kingsdale Shareholder Services Inc. has been appointed by the Company to act as the Information Agent with respect to the Offering. The mandate of the Information Agent will be to contact holders of Rights and to outline the steps of the Offering, including the steps required to exercise the Rights as set forth in this short form prospectus, and recommend that Rightsholders consult with their investment dealer or broker if they have any inquiries with respect to whether or not they should exercise their Rights. The Information Agent will not, in any circumstance, provide any investment advice to holders of Rights. The Information Agent will receive customary compensation for its services from the Company.

Questions and requests for assistance relating to the Offering may be directed to the Information Agent. Please see the back page of this short form prospectus for the contact details of the Information Agent.

Delivery of Rights by Intermediaries

Rights delivered to brokers, dealers or other intermediaries may not be delivered by those intermediaries to beneficial Shareholders who are resident in Ineligible Jurisdictions. Intermediaries receiving Rights which would otherwise be deliverable to residents of Ineligible Jurisdictions should deliver those Rights to the Subscription Agent.

Rights Certificates

Common Shares Held in Registered Form

For all Rightsholders with an address of record in an Eligible Jurisdiction whose Common Shares are held in registered form, a Rights Certificate representing the total number of Rights to which each such Rightsholder is entitled as at the Record Date will be mailed with a copy of this short form prospectus to each such Rightsholder. In order to exercise the Rights represented by the Rights Certificate, such Rightsholder must complete and deliver the Rights Certificate in accordance with the instructions set out under “How to Complete a Rights Certificate” below. Rights not exercised by the Rights Expiry Time on the Rights Expiry Date will become void and be of no value. All subscriptions for Common Shares made in connection with the Offering will be irrevocable and subscribers will be unable to withdraw their subscriptions for Common Shares once submitted.

Common Shares Held Through CDS

For all Beneficial Rightsholders who hold their Common Shares through a securities broker or dealer, bank or trust company or other CDS Participant with an address of record in an Eligible Jurisdiction in the book based system administered by CDS, a global certificate representing the total number of Rights to which all such Rightsholders as at the Record Date are entitled will be issued in registered form to CDS and will be deposited with CDS at the Commencement Time. The Company expects that each Beneficial Rightsholder will receive a confirmation of the number of Rights issued to him or her from his or her CDS Participant in accordance with the practices and procedures of that CDS Participant. CDS will be responsible for establishing and maintaining the book-entry accounts for CDS Participants holding Rights.

Neither the Company, the directors or officers of the Company, the Managing Dealer, or the Subscription Agent will have any liability for: (i) the records maintained by CDS or CDS Participants relating to the securities offered herein or the book-entry accounts maintained by them; (ii) maintaining, supervising or reviewing any records relating to such securities; or (iii) any advice or representations made or given by CDS or CDS Participants with respect to the rules and regulations of CDS or any action to be taken by CDS or CDS Participants.

The ability of a person having an interest in Rights held through a CDS Participant to pledge such interest or otherwise take action with respect to such interest (other than through a CDS Participant) may be limited due to the lack of a physical certificate.

Beneficial Rightsholders who hold their Common Shares through a CDS Participant must arrange purchases and transfers of Common Shares and Rights through their CDS Participant. It is anticipated by the Company that each such Beneficial Rightsholder will receive a customer confirmation of issuance or purchase, as applicable, from the CDS Participant through which such Right is issued or such Common Share is purchased in accordance with the practices and policies of such CDS Participant.

How to Complete a Rights Certificate

To Subscribe For Common Shares Pursuant to the Basic Subscription Right — Form 1

The maximum number of Rights that may be exercised pursuant to the Basic Subscription Right is shown in the box on the upper right hand corner on the face page of the Rights Certificate.

In order to subscribe for Common Shares, a holder of a Rights Certificate must complete and sign Form 1 on the Rights Certificate in accordance with the instructions thereon and deliver the completed and signed Rights Certificate, together with the full payment for the number of Common Shares subscribed for, to the Applicable Subscription Office in the manner described in this short form prospectus on or before the Rights Expiry Time on the Rights Expiry Date. See “Basic Subscription Right” above.

The method of delivery is at the discretion and risk of the Rightsholder and delivery to the Subscription Agent will only be effective when the Rights Certificate and payment is actually received by the Subscription Agent at the Applicable Subscription Office. Rights Certificates and payments received after the Rights Expiry Time on the Rights Expiry Date will not be accepted.

A Rightsholder who completes Form 1 so as to exercise some but not all of the Rights represented by a Rights Certificate will be deemed to have elected not to exercise the balance of the Rights represented thereby unless the Subscription Agent is otherwise specifically advised by such Rightsholder at the time the Rights Certificate is surrendered that the Rights are to be transferred to a third party or are to be retained by the Rightsholder.

Payment for the number of Common Shares subscribed for at the Subscription Price must be made in Canadian funds by certified cheque, bank draft or money order payable to the order of “Computershare Investor Services Inc.”. Under no circumstances will interest accrue or be paid by the Company or the Subscription Agent on any consideration received in connection with the exercise of Rights.

A Rightsholder unsure how to subscribe should contact the Information Agent.

To Subscribe for Common Shares Pursuant to the Additional Subscription Privilege — Form 2

Complete and sign Form 2 of the Rights Certificate only if you wish to participate in the Additional Subscription Privilege. See “Additional Subscription Privilege” above.

To Sell or Transfer Rights — Form 3

Subject to certain restrictions discussed below, Rightsholders who do not wish to exercise their Rights may sell or transfer their Rights through the facilities of the TSXV while the Rights are listed or through other investment channels, such as investment dealers and brokers or privately, at the expense of the Rightsholder. Rightsholders may elect to exercise only a part of their Rights and dispose of the remainder of them.

In order to transfer Rights, a Rightsholder must complete and sign Form 3 on the Rights Certificate, have the signature guaranteed by a Canadian Schedule I chartered bank or a member of the acceptable Medallion Signature Guarantee Program, including a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) and deliver the Rights Certificate to the purchaser (the “Transferee”). Members of these programs are usually a member of a recognized stock exchange in Canada or a member of the Investment Industry Regulatory Organization of Canada. The signature of the Transferee on any one or more of the forms on the Rights Certificate must correspond exactly with the name of the Transferee shown on Form 3. It is not necessary for the Transferee to obtain a new Rights Certificate to exercise the Rights, however, the signature of the Transferee on any one or more of the forms must correspond in every particular way with the name of the Transferee shown on Form 3. If Form 3 is properly completed, then the Company and the Subscription Agent will treat the Transferee as the absolute owner of the Rights represented by the Rights Certificate for all purposes and will not be affected by any notice to the contrary.

The Rights may be transferred only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act, which will permit the resale of the Rights by persons through the facilities of the TSXV, provided that the offer is not made to a person in the United States, neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and no “directed selling efforts”, as that term is defined in Regulation S, are conducted in the United States in connection with the resale. Certain additional conditions are applicable to the Company’s “affiliates”, as that term is defined under the U.S. Securities Act. In order to enforce this resale restriction, U.S. holders of Rights may be required to provide a certification or other evidence satisfactory to the Company to the effect that such sale is being made outside the United States in accordance with Regulation S.

The transfer of the Rights or the Common Shares issuable on exercise of the Rights to or within the European Economic Area is restricted. See “Ineligible Holders and Approved Eligible Holders” above.

To Divide or Combine Rights Certificates — Form 4

A Rights Certificate may be divided, exchanged or combined with another Rights Certificate by completing and signing Form 4 on the Rights Certificate(s) and delivering such Rights Certificate(s) to the Subscription Agent at the Applicable Subscription Office in the manner specified herein in time for the new Rights Certificate(s) to be issued and used before the Rights Expiry Date. The Subscription Agent will then issue a new Rights Certificate in such denominations (totaling the same number of Rights as represented by the Rights Certificates being divided or combined) as are required by the Rightsholder. Rights Certificates need not be endorsed if the new Rights Certificate(s) is issued in the same name.

If a Rightsholder has any questions with respect to the proper exercise of Rights, such holder should contact the Subscription Agent at (800) 564-6253 or the Information Agent, Kingsdale Shareholder Services at (877) 657-5859. Please see the back page of this prospectus for further contact details pertaining to the Information Agent.

Payment

Enclose payment in Canadian funds by certified cheque, bank draft or money order payable to the order of the Subscription Agent. The amount of payment will be $[—] per Common Share subscribed for. Payment must also be included for any Additional Common Shares subscribed for under the Additional Subscription Privilege.

Deposit

Deliver or mail the completed Rights Certificate and payment in the enclosed return envelope addressed to the Subscription Agent so that it is received by the Subscription Agent listed above before the Rights Expiry Time on the Rights Expiry Date. If mailing, registered mail is recommended. Please allow sufficient time to avoid late delivery. The signature on the Rights Certificate must correspond, in every particular, with the name that appears on the face of the Rights Certificate.

Signatures by a trustee, executor, administrator, guardian, attorney, officer of a Company or any person acting in a fiduciary or representative capacity should be accompanied by evidence of authority satisfactory to the Subscription Agent. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any subscription will be determined by the Company in its sole discretion, and any determination by the Company will be final and binding on the Company and its security holders. Upon delivery or mailing of a completed Rights Certificate to the Subscription Agent, the exercise of the Rights and the subscription for Common Shares is irrevocable. The Company reserves the right to reject any subscription if it is not in proper form or if the acceptance thereof or the issuance of Common Shares pursuant thereto could be unlawful. The Company also reserves the right to waive any defect in respect of any particular subscription. Neither the Company nor the Subscription Agent is under any duty to give any notice of any defect or irregularity in any subscription, nor will they be liable for the failure to give any such notice. Any Rightsholder who fails to complete his or her subscription in accordance with the foregoing instructions prior to the Rights Expiry Time on the Rights Expiry Date will forfeit his or her Rights under the Basic Subscription Right and the Additional Subscription Privilege attaching to those Rights.

Registration and Delivery of Certificates

Unless the Subscription Agent is instructed otherwise in writing by a subscriber, Common Shares purchased through the exercise of Rights held by registered Rightsholders will be registered in the name of the person subscribing for those Common Shares and certificates representing the Common Shares will be mailed by ordinary pre paid mail as soon as practicable after the Closing Date to the subscriber at the address appearing on the Rights Certificate.

On the Closing Date, a global certificate representing all the Common Shares subscribed for by Beneficial Rightsholders will be issued in registered form to, and in the name of, CDS or its nominee.

The Subscription Agent will be fully discharged from all responsibility as agent with regard to the funds received when it has forwarded certificates representing Common Shares to the Rightsholders entitled to them and forwarded the proceeds of the Offering to the Company, and in the event of over-subscription exceeding the number of Common Shares available, returned the excess over-subscription funds to the Rightsholders or CDS Participants, as applicable, so entitled. The Closing Date is expected to occur on or about [—], 2014.

Undeliverable Rights

Rights Certificates returned to the Subscription Agent as undeliverable will not be sold by the Subscription Agent and no proceeds of sale will be credited to such Rightsholders.

Sale or Transfer of Rights

Rightsholders with Rights Certificates in registered form in Eligible Jurisdictions within Canada may, instead of exercising their Rights to subscribe for Common Shares, sell their Rights through the facilities of the TSXV or sell or transfer their Rights to any person who is not an Ineligible Holder by completing Form 3 on the Rights Certificate and delivering the Rights Certificate to the Transferee. See “How to Complete a Rights Certificate - To Sell or Transfer Rights - Form 3” above. A permitted Transferee of the Rights of a registered holder of a Rights Certificate may exercise the Rights transferred to such permitted transferee without obtaining a new Rights Certificate. If a Rights Certificate is transferred in blank, the Company and the Subscription Agent may thereafter treat the bearer as the absolute owner of the Rights Certificate for all purposes and neither the Company nor the Subscription Agent will be affected by any notice to the contrary.

Rightsholders holding Rights Certificates through CDS Participants in Canada who wish to sell or transfer their Rights must do so in the same manner in which they sell or transfer Common Shares. See “Rights Certificates – Common Shares Held Through CDS” above.

The Company has filed a Registration Statement on Form F-7 under the U.S. Securities Act with the SEC so that the Common Shares issuable upon the exercise of the Rights will generally not be subject to transfer restrictions in the United States. However, the Rights may be transferred only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act, which will permit the resale of the Rights by persons through the facilities of the TSXV, provided that the offer is not made to a person in the United States, neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and no “directed selling efforts”, as that term is defined in Regulation S, are conducted in the United States in connection with the resale. Certain additional conditions are applicable to “affiliates” of the Company, as that term is defined under the U.S. Securities Act. In order to enforce this resale restriction, U.S. holders of Rights may be required to provide a certification or other evidence satisfactory to the Company to the effect that such sale is being made outside the United States in accordance with Regulation S. See “How to Complete the Rights Certificate” above.

The transfer of the Rights or the Common Shares issuable on exercise of the Rights to or within the European Economic Area is restricted. See “Ineligible Holders and Approved Eligible Holders - European Economic Area” above.

Dividing or Combining Rights Certificates

A Rights Certificate may be divided, exchanged or combined. See “How to Complete a Rights Certificate To Divide or Combine Rights Certificates - Form 4” above.

Reservation of Common Shares

The Company will, at all times, reserve sufficient unissued Common Shares as will permit the exercise of all the outstanding Rights for Common Shares during the period beginning at the Commencement Time and ending on the Rights Expiry Date at the Rights Expiry Time.

Intention of Insiders to Exercise Rights

Crest has agreed, subject to certain terms, conditions and limitations set out in the Equity Backstop Agreement, to exercise its Basic Subscription Right and Additional Subscription Privilege. See “Equity Backstop”. Paulson & Co. Inc., the Company’s second largest shareholder, which currently holds approximately 11% of the issued and outstanding Common Shares has indicated to the Company that it intends to exercise some or all of its Rights to purchase Common Shares under the Basic Subscription Right. The Company believes that the directors and officers of the Company who own Common Shares intend to exercise some or all of their Rights to purchase Common Shares under the Basic Subscription Right. See “Details of the Offering - Intention of Insiders to Exercise Rights”. This reflects the intentions of such insiders as of the date of this short form prospectus to the extent such intentions are reasonably known to the Company, however such insiders may alter their intentions before the Rights Expiry Time on the Rights Expiry Date. No assurance can be given that the respective insiders will subscribe for Common Shares.

Dilution to Existing Shareholders

If a Shareholder wishes to retain that holder’s current percentage ownership in the Company then, assuming that all Rights issued pursuant to this Offering are exercised, the Shareholder should fully exercise the Rights issued to that Shareholder under the Offering to subscribe for and purchase Common Shares. If a Shareholder does not exercise all of the Rights issued to that Shareholder pursuant to the Basic Subscription Right, or elects to sell or transfer those Rights, that holder’s current percentage ownership in the Company will be diluted by the issuance of Common Shares upon the exercise of Rights by other Shareholders.

No Fractional Common Shares

The Company will not issue fractional Common Shares upon the exercise of the Rights. Where the exercise of Rights would appear to entitle a holder of Rights to fractional Common Shares, the holder’s entitlement will be reduced to the next lowest whole number of Common Shares without any payment therefor. See “Description of Common Shares” for a summary of the material attributes and characteristics of the Common Shares.

CONDITIONS

The Common Shares are listed on the TSXV and accordingly the Company is subject to the TSXV rules and policies. The TSXV has incorporated MI 61-101 into TSXV Policy 5.9. Accordingly, WesternZagros is subject to MI 61-101 adopted by the securities regulators in the provinces of Ontario and Quebec, as amended or varied by the TSXV rules and policies.

MI 61-101 is intended to regulate certain transactions to ensure equality of treatment among securityholders, generally requiring enhanced disclosure, approval by a majority of securityholders excluding interested or related parties, independent valuations and, in certain instances, approval and oversight of the transaction by a special committee of independent directors. The protections of MI 61-101 generally apply to “related party transactions” (as such term is defined in MI 61-101) between a corporation and a “related party” (as such term is defined in MI 61-101) of the corporation as a consequence of which the corporation issues a security to the related party.

In light of Crest’s ownership of approximately 19.7% of the issued and outstanding Common Shares, Crest is a “related party” of the Company as defined in MI 61-101 and the proposed Equity Backstop and subsequent issuance of Equity Backstop Preferred Shares pursuant to the Private Placement is a “related party transaction” for the purposes of MI 61-101 because it involves a transaction between the Company and a person that is a “related party” to the Company, being Crest, pursuant to which the Company shall issue securities of the Company to such “related party”. Accordingly, the Equity Backstop and the Private Placement are thereby subject to the formal valuation and minority approval requirements of MI 61-101 unless an exemption is available from such requirements. Despite the fact that the Equity Backstop and Private Placement are a “related party transaction”, WesternZagros is not required to obtain a formal valuation under MI 61-101 as it qualifies for the exemption to the formal valuation requirement set out in Section 5.5(b) of MI 61-101, since no securities of the Company are listed on “specified markets” set forth in MI 61-101. The TSXV is the only market upon which the Company’s Common Shares are listed and the TSXV is not a “specified market” for the purposes of MI 61-101.

Since the Equity Backstop and Private Placement constitute a “related party transaction”, MI 61-101 requires that the resolution to be put before Shareholders (the “Private Placement Resolution”) at the Meeting for the purpose of approving the Equity Backstop and the Private Placement be approved by a majority of the minority of Shareholders. In determining minority approval for a related party transaction, WesternZagros is required to exclude the votes attached to Common Shares that, to the knowledge of WesternZagros and its directors and officers after reasonable inquiry, are beneficially owned or over which control or direction is exercised by all “interested parties” and their “related parties” and “joint actors” (all as defined in MI 61-101). Crest is considered to be an interested party and thereby excluded for the purposes of determining minority approval under MI 61-101 as it is a party to the Equity Backstop and Private Placement.

The Offering is conditional upon Shareholder approval of the Private Placement Resolution. A special meeting of Shareholders for such purpose is scheduled to be held on October 1, 2014, prior to filing the short form final prospectus for the Offering. In the event Shareholders fail to duly pass the Private Placement Resolution, the Offering may not proceed.

Offering

The Offering fits within the definition set out in Section 5.1(k) of MI 61-101, and accordingly, is not considered a “related party transaction” for the purposes of MI 61-101.

Debt Facility

The Debt Facility is a “related party transaction” for the purposes of MI 61-101 because it is a transaction where the Company will borrow money pursuant to a credit facility entered into with a person that is a “related party” to the Company, being Crest. Accordingly, under MI 61-101, the Debt Facility is subject to the formal minority approval requirements of MI 61-101 unless an exemption is available from such requirements. WesternZagros is not required to obtain minority approval for the Debt Facility as it qualifies for the exemption to the minority approval requirement set out in Section 5.7(1)(f) of MI 61-101. Specifically, the Debt Facility is being made available to the Company by Crest on reasonable commercial terms that are not less advantageous to the Company than if the Debt Facility were obtained from a person dealing at arm’s length with the Company, and the Debt Facility, or each advance under the Debt Facility, as the case may be, is not (A) convertible, directly or indirectly, into equity or voting securities of the Company or a subsidiary entity of the Company, or otherwise participating in nature, or (B) repayable as to principal or interest, directly or indirectly, in equity or voting securities of the Company or a subsidiary entity of the Company.

EFFECT ON CONVERTIBLE NOTES

The Company has issued and outstanding $100 million principal amount of Convertible Notes with a current conversion price of $1.45 per Common Share. As a consequence of the Offering and in accordance with the note indenture dated June 18, 2013 governing the terms of the Convertible Notes if the Subscription Price is less than 95% of the Current Market Price (as defined in the Note Indenture) on the Record Date, the conversion price of the Convertible Notes will be adjusted immediately after the Record Date so that it shall equal the price determined by multiplying $1.45 by a fraction, of which the numerator shall be the total number of Common Shares outstanding on the Record Date plus a number of Common Shares equal to the quotient obtained by dividing the aggregate Subscription Price under the Offering by the Current Market Price per Common Share, and of which the denominator shall be the total number of Common Shares outstanding on the Record Date plus the total number of additional Common Shares offered for subscription pursuant to the Rights. To the extent that any Rights are not exercised by the Rights Expiry Time, the conversion price of the Convertible Notes will be re-adjusted to the conversion price which would then be in effect if only the number of Common Shares actually issued upon the exercise of the Rights were included in the foregoing fraction. Assuming that there is no change in the outstanding Common Shares or the Current Market Price between the date of this short form prospectus and the Record Date and that all of the Rights are exercised, the conversion price of the Convertible Notes will be adjusted downward to $[—] per Common Share and the number of Common Shares issuable upon conversion of the Convertible Notes will be [—] Common Shares for each $1,000 principal amount of Convertible Notes (up from 689.6552 Common Shares). The exact adjustments to the conversion price and number of Common Shares issuable upon conversion of the Convertible Notes will not be known until the Rights Expiry Time and will not be effective until closing of the Offering.

DESCRIPTION OF COMMON SHARES

Each Common Share entitles the holder thereof to one vote at meetings of Shareholders, to receive dividends if, as and when declared by the Board and to receive pro rata the remaining property and assets of WesternZagros upon its dissolution or winding-up, subject to the rights of the Class A Preferred Shares and any other shares having priority over the Common Shares. As at September 3, 2014, there were 476,620,510 Common Shares issued and outstanding.

DESCRIPTION OF CLASS A PREFERRED SHARES, SERIES 1

The articles of the Company will be amended on or prior to the Closing Date to create the Class A Preferred Shares, Series 1. The Class A Preferred Shares, Series 1 will have the rights, restrictions, conditions and limitations set forth below. As at September 3, 2014, there were no Class A Preferred Shares of any series issued and outstanding.

Voting

Holders of Class A Preferred Shares, Series 1 are not, except as required by law, entitled to receive notice of, attend or vote at any meetings of Shareholders.

Dividends

The Class A Preferred Shares, Series 1 shall be entitled to receive dividends, if, as and when declared by the Board in parity with the Common Shares, such dividend to be multiplied by the Conversion Ratio (as defined below), as applicable. If WesternZagros pays any dividend, or makes any other distribution on the Common Shares, then contemporaneously therewith, WesternZagros shall pay an identical dividend or make an identical distribution, on a per share basis, (multiplied by the Conversion Ratio, as applicable) on the Class A Preferred Shares, Series 1 and, likewise, no dividend or distribution shall be paid or made on the Class A Preferred Shares, Series 1 (except in the case of an involuntary liquidation event, as described below) unless WesternZagros pays an identical dividend or makes an identical distribution, on a per share basis, on the Common Shares.

Conversion into Common Shares

A holder of Class A Preferred Shares, Series 1 shall have the right, at such holder’s option and at no additional cost to such holder, to convert all, or any, of such holder’s Class A Preferred Shares, Series 1 into Common Shares on the basis of one Common Share for each Class A Preferred Share, Series 1, subject to adjustment or modification from time to time as contemplated by the Class A Preferred Share, Series 1 provisions (the “Conversion Ratio”), at any time and from time to time, provided that a holder of Class A Preferred Shares, Series 1 shall not have such right to convert any Class A Preferred Shares, Series 1 if, and to the extent, any such conversion and the resulting issuance of Common Shares would result in:

(A) if the Shareholder Rights Plan is in effect at such time, such holder or the transferee, as applicable, becoming the “Beneficial Owner” (within the meaning of the Shareholder Rights Plan) of 20% or more of the outstanding Common Shares or any other shares in the capital of the Company entitled to vote generally in the election of all directors unless the application of the Shareholder Rights Plan has been waived by the Board in accordance with the terms thereof; or

(B) if any securities of WesternZagros are then listed on the TSXV, such holder or the transferee, as applicable, becoming a “Control Person” within the meaning of the rules and policies of the TSXV unless the TSXV has approved such conversion and any conditions precedent of the TSXV to such approval have been satisfied.

If 50% or more of the Common Shares are acquired by a person (or one or more persons acting jointly or in concert) whether by way of takeover bid, consolidation, amalgamation, arrangement, merger, acquisition or other form of business combination (a “Control Acquisition”), then the corresponding pro rata percentage of the then outstanding Class A Preferred Shares, Series 1 in proportion to the percentage of the then outstanding Common Shares being acquired or purchased pursuant to the Control Acquisition shall be, and shall be deemed to be, automatically converted, into the number of shares, cash or other securities or property issued in consideration for the purchase or acquisition of one Common Share, multiplied by the Conversion Ratio, as applicable, pursuant to the Control Acquisition (the “Acquisition Consideration”), without any further action by the Company or the holder of such Class A Preferred Shares, Series 1 and without payment of any additional consideration by such holder. Any conversion of Class A Preferred Shares, Series 1 pursuant to a Control Acquisition shall be deemed to have been made as of the effective time of the Control Acquisition and the rights of the holder of a Class A Preferred Share, Series 1 as the holder thereof shall cease at such time and the holder shall be treated for all purposes as having become the holder of record of the Acquisition Consideration at such time.

Liquidation

In the event of a distribution by the Company of its assets among its shareholders for the purpose of an involuntary liquidation, dissolution or winding-up of WesternZagros, holders of Class A Preferred Shares, Series 1 will be entitled to receive, from the assets of the Company available for distribution, in respect of each Class A Preferred Share, Series 1, in priority to any other classes of shares of the Company (including Common Shares), an amount per Class A Preferred Share, Series 1 equal to the purchase price paid for each Class A Preferred Share, Series 1, together with all dividends on each Class A Preferred Share, Series 1 declared but unpaid as of the effective date of such distribution.

In the event of a distribution by the Company of its assets among its shareholders for the purpose of a voluntary liquidation, dissolution or winding-up of WesternZagros (which includes a sale of all or substantially all of the assets of the Company), holders of Class A Preferred Shares, Series 1 will be entitled to receive, from the assets of the Company available for distribution, in respect of each Class A Preferred Share, Series 1, such distribution in cash, stock and/or property, as applicable, as may be declared and paid on the Common Shares by the Board and as is the same as the type and amount of cash, stock and/or property, as applicable, in respect of each Common Share, multiplied by the Conversion Ratio, as applicable.

Adjustments

Certain adjustments shall be made to the Class A Preferred Shares, Series 1, the Conversion Ratio, the number of Common Shares issuable upon conversion of the Class A Preferred Shares, Series 1 and/or the securities or property to be delivered to the holders upon conversion of the Class A Preferred Shares, Series 1, from time to time, so as to ensure that the rights of the holders of the Class A Preferred Shares, Series 1 are maintained and not adversely affected by certain circumstances affecting the Common Shares, including the following:

(a)	a subdivision, redivision or change of the then outstanding Common Shares into a greater number of Common Shares,

(b)	a consolidation, combination, reduction or change of the then outstanding Common Shares into a lesser number of Common Shares,

(c)	the issuance or distribution of Common Shares to all of the holders of the then outstanding Common Shares by way of stock dividend or otherwise,

(each being a “Common Share Reorganization Transaction”),

(d)	a capital reorganization, reclassification or change of the Common Shares (other than as a result of a Common Share Reorganization Transaction),

(e)	a consolidation, amalgamation, merger, arrangement or other form of business combination of the Company with or into any other person (other than, in connection with a Control Acquisition, any Class A Preferred Shares, Series 1 which are not automatically converted into the Acquisition Consideration) in accordance with the applicable provision of the Articles of the Company,

(f)	a sale, lease or exchange of all or substantially all of the property of the Company to any Person (other than in connection with an Involuntary Liquidation Distribution),

(each being hereinafter referred to as a “Fundamental Change Transaction”), or

(g)	the distribution by the Company to all of the holders of the then outstanding Common Shares of (i) shares of any class or series (whether of the Company or another person) other than Common Shares, (ii) rights, options or warrants to purchase Common Shares (other than options granted pursuant to the provisions of the stock option plan of the Company), (iii) evidences of indebtedness, or (iv) cash (other than by way of a dividend in accordance with the Company’s dividend policy from time to time or in connection with an Involuntary Liquidation Distribution), other securities, property or assets (other than in connection with a Fundamental Change Transaction or in connection with an Involuntary Liquidation Distribution).

CAPITALIZATION OF WESTERNZAGROS

The following table sets forth the capitalization of WesternZagros as at June 30, 2014, both before and after giving effect to the Offering.

	Authorized	As at June 30, 2014 before giving effect to the Offering	As at June 30, 2014 after giving effect to the Offering(1)
Common Shares(2)	unlimited	U.S.$476 million (476,512,345 Common Shares)	U.S.$[—] ([—] Common Shares)
Class A Preferred Shares	unlimited	—	[—]
Class B Preferred Shares	unlimited	—	—
Long Term Debt(3)	U.S.$94 million ($100 million)	U.S.$94 million ($100 million)	U.S.$[—] million ($100 million)

Notes:

(1)	Assumes exercise of all Rights and, therefore, that no Equity Backstop Preferred Shares will be issued pursuant to the Equity Backstop Agreement.
(2)	As at June 30, 2014, WesternZagros had outstanding Options to purchase 24,349,316 Common Shares at an average price of $0.73 per Common Share. Subsequent to June 30, 2014, no Options have been granted and 108,165 Options have been exercised, in addition 210,334 Options have either been cancelled or forfeited since June 30, 2014. Therefore as of the date of this short form prospectus there are 24,030,817 Options to purchase Common Shares outstanding.
(3)	Principal amount of Convertible Notes.
(4)	The articles of the Company will be amended on the Closing Date to reflect the terms of the Class A Preferred Shares, Series 1.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSXV under the symbol “WZR”. The following table sets forth the price ranges and volume traded of Common Shares as reported by the TSXV for the periods indicated.

Period	High	Low	Close	Volume
2013
September	$1.03	$0.86	$0.96	12,036,364
October	$1.03	$0.85	$0.92	22,066,532
November	$1.02	$0.76	$0.84	64,097,340
December	$0.99	$0.77	$0.97	15,031,838
2014
January	$1.12	$0.96	$0.99	26,296,644
February	$1.10	$0.87	$0.90	16,294,238
March	$1.02	$0.80	$0.89	9,579,867
April	$0.95	$0.74	$0.87	12,056,673
May	$1.18	$0.84	$1.15	14,909,746
June	$1.19	$0.91	$1.19	17,032,165
July	$1.28	$1.06	$1.07	10,691,883
August	$1.17	$0.73	$0.85	19,532,650
September (1-2)	$0.90	$0.86	$0.86	212,191

On September 2, 2014, the last trading day on the TSXV prior to the filing of this preliminary short form prospectus, the closing price of the Common Shares on the TSXV was $0.86.

PRIOR SALES

WesternZagros has not issued or sold any Common Shares or securities convertible into Common Shares during the 12 months prior to the date hereof .

USE OF PROCEEDS

The maximum aggregate net equity proceeds to be received by the Company from the Offering are estimated to be approximately $247 million, after deducting the Dealer Manager Fee of $1 million and the estimated expenses of the Offering of approximately $2 million, assuming the exercise of all Rights (including $7.4 million from the exercise of Rights by certain insiders of the Company and assuming no Excluded Holders). The minimum aggregate net proceeds anticipated to be received by the Company from the Offering, after giving effect to the issuance of the Equity Backstop Shares to Crest in accordance with the Equity Backstop Agreement and assuming that no other Rights are exercised, are estimated to be approximately $197.8 million, after deducting the Dealer Manager Fee of $200,000 and the estimated expenses of the Offering of approximately $2 million.

In connection with the Offering, Crest has also agreed to provide the Debt Facility of U.S.$200 million, available in two tranches. The first tranche is for up to U.S.$150 million (“Tranche 1”) and will be available to be drawn on or after October 1, 2015 provided a borrowing notice has been delivered by the Company to Crest no earlier than September 1, 2015. The availability of Tranche 1 will expire if a borrowing notice is not delivered on or before January 1, 2016. The second tranche is for up to U.S.$50 million (“Tranche 2”) and will be available on or after June 1, 2016 provided a borrowing notice has been delivered to Crest no earlier than May 1, 2016. The availability of Tranche 2 will expire if a borrowing notice is not delivered on or before June 1, 2016. Based on the working capital of the Company as at June 30, 2014 and assuming the closing of the Offering (assuming minimum and maximum anticipated net proceeds as detailed below) and the Debt Facility (the “Combined Financial Resources”), the Company estimates having the following capital funding available:

Both Tranche 1 and Tranche 2 will mature and be due on the second year anniversary of the first date they became available (October 1, 2017 and June 1, 2018, respectively). Amounts drawn under Tranche 1 will bear interest at a rate of 12% per annum while amounts drawn under Tranche 2 will bear interest at a rate of 14% per annum, with interest to be paid quarterly, in arrears and in cash. Provided that the amounts under each of Tranche 1 and Tranche 2 remain available but have not yet been drawn by the Company, such undrawn amounts will be subject to a fee commencing upon receipt of the first borrowing notice for each tranche at a rate per annum of 8%, such fee to be paid quarterly in arrears and in cash. Both Tranche 1 and Tranche 2 are unsecured loans.

Estimated Capital funding available,(U.S.$ millions)	Maximum	Minimum
Working capital, (June 30, 2014)	50	50
Anticipated net proceeds of the Offering[1]	227	182
Debt facility: Tranche 1, $150MM, 12%	150	150
Debt facility: Tranche 2, $50MM, 14%	50	50
Combined Financial Resources	477	432

(1)	Converted from Canadian to U.S.$ based on the Bank of Canada nominal noon exchange rate of Canadian $1.00 = U.S.$ 0.92 on September 2, 2014.

The Combined Financial Resources will be used to fund the Company’s allocation of the work program on each of the Kurdamir Block and the Garmian Block and for general and administrative and working capital purposes. The Company’s current business plan anticipates a phased development approach to the PSC Lands based on the results of the previous phases. Commissioning of the subsequent development phases will be predicated on the drilling results of the previous phase and the ability to produce and sell crude oil produced on the PSC Lands during the first phase of development in order to finance future phases and construction of additional processing facilities. The development plans are still subject to final approval by the KRG. The Company’s estimates of the costs associated with the development plans, and timing thereof, are preliminary estimates only, and are subject to change as a result of any changes to the development plans prior to final approval by the KRG, field sizing, final engineering, tendering and any future amendments to the development plans as the respective projects advance. See “WesternZagros Resources Ltd. - Recent Developments - Development Plans” for details.

Based upon the Company’s current estimates of development costs for the PSC Lands, the Combined Financial Resources are currently intended to be used in 2014 and 2015 as follows:

Use of Proceeds, (U.S.$ millions)	2H 2014	2015
Kurdamir Block
Phase 1	30	40
Phase 2 - Contingent	—	80

	30	120

Garmian Block
Phase 1	32	18
Phase 2 - Contingent	—	50
Phase 3 - Contingent	—	40

	32	108

Corporate, administration and interest	15	15
Estimated Total Capital Requirements	77	243
Estimated Phase 1 Capital Requirements	77	73
Estimated Contingent Capital Requirements	—	170

WesternZagros anticipates that the Combined Financial Resources will enable the Company to fund planned capital expenditures through 2015. In addition, the Company has $100 million principal amount of Convertible Notes outstanding, which are due on December 31, 2015 and convertible at a price of $1.45 per Common Share, subject to a downward conversion price adjustment to the extent the final pricing of the Offering is set greater than a 5% discount to the market price at that time. See “Effect on Convertible Notes”. To the extent that any of the Convertible Notes are not converted prior thereto, the Company will also use the Combined Financial Resources to repay the Convertible Notes at their maturity date in 2015. If Crest has not converted its Convertible Notes and the Company has delivered a borrowing notice for Tranche 1 under the Debt Facility, the amount of the maximum commitment for Tranche 1 shall be increased by the total amount due to Crest under the Convertible Notes (equal to $19.8 million). The Company currently plans to meet its longer term financing requirements into 2016 and beyond through operating cash flow, and, if required, through further equity or debt financing. Prevailing market conditions, together with WesternZagros’ business performance, will impact the Company’s ability to arrange such financing.

While management expects to use the net proceeds as stated above, there may be circumstances as described above or that are not known at this time where a reallocation of the net proceeds may be advisable for business reasons that management believes are in the best interest of the Company. The Offering is not subject to any minimum subscription level and there is a risk that the Company may not realize the anticipated minimum net proceeds. See “Risk Factors – Anticipated Proceeds May Not Be Fully Realized”.

DIVIDENDS

WesternZagros has not declared or paid any dividends on its securities since its incorporation. Any decision to pay dividends on the Common Shares or any other outstanding class of shares, from time to time, will be made by the Board on the basis of the Company’s earnings, financial requirements and other conditions existing at such future time. At present, WesternZagros does not anticipate declaring and paying any dividends in the foreseeable future.

PLAN OF DISTRIBUTION

Pursuant to the Dealer Manager Agreement, the Managing Dealer has agreed to provide professional advice in connection with the Offering and has agreed to solicit the exercise of Rights by Rightsholders; however, other than Rightsholders that are resident in certain states and certain institutional Rightsholders to be agreed upon by the Company and the Dealer Manager, the Dealer Manager will not solicit the exercise of Rights by Rightsholders located in the United States (the “Excluded Holders”). The Company has agreed to pay the Dealer Manager Fee of $200,000 plus 0.4% of the proceeds received by the Company from the exercise of Rights (other than Rights exercised by (a) certain insiders of the Company and (b) Excluded Holders) up to $75 million, plus 0.55% of the proceeds received by the Company from the exercise of Rights (other than Rights exercised by (a) certain insiders of the Company and (b) Excluded Holders) in excess of $75 million (collectively, the “Dealer Manager Fee”). The Company has also agreed to pay all expenses reasonably incurred by the Dealer Manager relating to the Offering. Other than legal fees, no costs or expenses will be incurred by the Dealer Manager in excess of $10,000 without the prior approval of the Company. No legal fees will be incurred by the Dealer Manager in excess of $125,000 without the prior approval of the Company. The Dealer Manager’s expenses have been included in the estimated expenses of the Offering of $2 million.

The obligations of the Managing Dealer under the Dealer Manager Agreement may be terminated at the discretion of the Managing Dealer on the basis of its assessment of the financial markets and upon the occurrence of certain stated events.

Each Shareholder on the Record Date will receive one Right for each Common Share held. Every [—] Rights will entitle the holder to acquire one Common Share at the Subscription Price per Common Share. The Subscription Price was determined through negotiation between Crest and the Company and approved by the Board. In accordance with the Equity Backstop Agreement, the Subscription Price will be equal to the lesser of: (a) $0.65 and (b) the simple average of the closing price of the Common Shares on the TSXV for each of the trading days on which there was a closing price during the twenty (20) trading days immediately preceding the date of filing of the Final Prospectus.

The Company has applied to list the Rights and the Common Shares issuable on the exercise of the Rights on the TSXV. Listing will be subject to the Company fulfilling all of the listing requirements of the TSXV.

This short form prospectus qualifies the distribution under applicable Canadian securities laws of the Rights and the Common Shares issuable upon exercise of the Rights (including the Equity Backstop Common Shares) in each province of Canada. This prospectus also covers the offer and sale of the Common Shares issuable upon exercise of the Rights within the United States under the U.S. Securities Act (other than Common Shares to be issued to Crest). The Rights and the Common Shares issuable upon exercise of the Rights may be offered in certain circumstances in the European Economic Area pursuant to an exemption from the Prospectus Directive and in circumstances in which (i) such offer does not constitute an offer to the public and (ii) no obligation arises for the Company to produce a prospectus pursuant to the Prospectus Directive. The Company has not authorized nor does it authorize the making of any offer of the Rights or of the Common Shares issuable on exercise of the Rights through a financial intermediary. Except under the circumstances described herein, neither the Rights, the Common Shares issuable on the exercise of the Rights nor the Equity Backstop Common Shares are qualified under the securities laws of, or being distributed or offered in, any Ineligible Jurisdiction and Rights may not be exercised by or on behalf of an Ineligible Holder who is not an Approved

Eligible Holder. This prospectus is not, and under no circumstances is to be construed as, an offering of any Rights or Common Shares in any Ineligible Jurisdiction or a solicitation therein of an offer to buy any securities save in circumstances permitted in accordance with the laws of any such jurisdiction and as described in this short form prospectus. Rights Certificates will not be sent to Shareholders with addresses of record in any Ineligible Jurisdiction unless such Shareholders are Approved Eligible Holders. Instead, such Ineligible Holders will be sent a letter advising them that their Rights Certificates will be held by the Subscription Agent, who will hold such Rights as agent for the benefit of all such Ineligible Holders. See “Details of the Offering – Ineligible Holders and Approved Eligible Holders”.

EQUITY BACKSTOP

The Company and Crest have entered into an Equity Backstop Agreement dated August 14, 2014 (the “Equity Backstop Agreement”). The following is a summary of the Equity Backstop Agreement.

Pursuant to the Equity Backstop Agreement, Crest has agreed, subject to certain terms and conditions, to: (i) exercise its Basic Subscription Right and Additional Subscription Privilege, if applicable, under the Offering and acquire Common Shares (the “Equity Backstop Common Shares”) to the maximum extent possible provided that such exercise permits Crest to maintain its level of ownership of Common Shares, currently being 19.7% of the issued and outstanding Common Shares, and will not result in Crest owning more than 19.9% of the issued and outstanding Common Shares following such purchase; and (ii) purchase at the Subscription Price that number of Class A Preferred Shares, Series 1 (the “Equity Backstop Preferred Shares”, and together with the Equity Backstop Common Shares, the “Equity Backstop Shares”), via the Private Placement, such that after giving effect to: (a) the purchase of Common Shares subscribed for and taken up by holders of Rights pursuant to the Basic Subscription Right and the Additional Subscription Privilege (including any Equity Backstop Common Shares subscribed for and taken up by Crest pursuant to its Basic Subscription Right and Additional Subscription Privilege, as applicable); and (b) the purchase of the Equity Backstop Preferred Shares, if any, by Crest, the Company will have received an aggregate amount in respect of the issuance of such equity securities that is not less than $200,000,000. Crest has also agreed that, other than in connection with the exercise of its Basic Subscription Right and the Additional Subscription Privilege, if applicable, under the Offering, it will not directly or indirectly, jointly or in concert with any other person propose, offer, negotiate or agree to purchase or otherwise acquire any securities of the Company, including without limitation Rights or Common Shares, until the Closing Date (as hereinafter defined).

The Company and Crest have agreed that the subscription price per Equity Backstop Preferred Share will be priced at the same price at which each Common Share is issuable upon the exercise of Rights to be issued pursuant to the Offering, which shall be the lesser of: (a) $0.65 and (b) the simple average of the closing price of the Common Shares on the TSXV for each of the trading days on which there was a closing price during the twenty (20) trading days immediately preceding the date of filing of the Final Prospectus. Subject to the satisfaction of all of the conditions precedent set forth below or the waiver of any such condition by the appropriate party, the closing of the issuance by the Company and the purchase by Crest of the Equity Backstop Preferred Shares is expected to be completed on the same day as closing occurs under the Basic Subscription Right and Additional Subscription Privilege.

Pursuant to the terms of the Equity Backstop Agreement, Crest has agreed to deposit $200 million in escrow (the “Escrow Amount”) with an escrow agent, whom the parties have agreed will be Computershare Trust Company of Canada (“Computershare”) in accordance with the terms and conditions of an escrow agreement to be entered into among the Company, Crest and Computershare. The Escrow Amount represents the full amount of Crest’s commitment under the Equity Backstop Agreement. Pursuant to the terms of the Equity Backstop Agreement, the Escrow Amount is required to be deposited by Crest with Computershare on the latest of: (a) August 29, 2014; (b) ten business days from the date of execution of the support agreements; and (c) ten business days from the date on which the escrow agreement is executed and all due diligence, including “know-your customer” diligence, has been completed by Computershare.

Conditions to the Equity Backstop

The respective obligations of the Company and Crest to complete the transactions contemplated by the Equity Backstop Agreement are subject to the conditions set forth below which must be satisfied in order to complete the acquisition of the Equity Backstop Shares by Crest.

Mutual Conditions

(a)	The Private Placement Resolution has been approved at the Meeting.

(b)	There shall not be any claims, litigation, investigations or proceedings, including appeals and applications for review, in progress, or to the knowledge of the Company or Crest, pending, commenced or threatened, by any person that have a reasonable likelihood of success in the judgment of Crest and the Company, each acting reasonably, in respect of the Offering or the Private Placement that would be material to the Company on a consolidated basis.

(c)	There will be no inquiry, investigation (whether formal or informal) or other proceeding pending, commenced or threatened by or before any governmental entity, in relation to the Company or any of its subsidiaries, their respective directors or officers or in relation to the Common Shares, the Offering, the Securities (as defined below), the Private Placement or the Equity Backstop Preferred Shares any of which suspends or ceases trading in the Rights or Common Shares or operates to prevent or restrict the lawful distribution of the Rights and the Common Shares issuable upon the exercise of the Rights (including the Equity Backstop Common Shares (collectively, the “Securities”)) or the Equity Backstop Preferred Shares (which suspension, cessation, prevention or restriction, as the case may be, is continuing).

(d)	There shall not be any order issued by a governmental entity pursuant to laws, nor shall there be any change of law, in either case which suspends or ceases trading in the Rights or the Common Shares or operates to prevent or restrict the lawful distribution of the Securities or the Equity Backstop Preferred Shares (which suspension, cessation, prevention or restriction, as the case may be, is continuing).

(e)	The TSXV shall have conditionally approved the Private Placement and the Offering subject to the filing of customary documents with the TSXV.

(f)	Crest and the Company shall have entered into the Loan Agreement and the Investment Agreement Amendment and the Loan Agreement and the Investment Agreement Amendment shall be in full force and effect as at the Closing Date.

(g)	The TSXV shall have conditionally approved the listing of the Rights and the Common Shares issuable upon the exercise of the Rights and of the Common Shares issuable upon conversion from time to time of the Equity Backstop Preferred Shares subject to the filing of customary documents with the TSXV.

The foregoing conditions are for the mutual benefit of the Company and Crest and each such condition may only be waived by mutual written consent.

Crest Conditions

(a)	Other than as permitted in the Equity Backstop Agreement, the terms and conditions of the Offering and the Private Placement shall not have been changed in any material respect.

(b)	No rights or steps have been triggered under the Shareholder Rights Plan as a result of the purchase of the Equity Backstop Shares by Crest in accordance with the terms and conditions of the Equity Backstop Agreement.

(c)	Other than the Private Placement Resolution, no approvals of the holders of Common Shares or Convertible Notes are required.

(d)	No Material Adverse Change (as such term is defined in the Equity Backstop Agreement) shall have occurred since the date of the Equity Backstop Agreement.

(e)	The Loan Agreement is in full force and effect, no “Default” or “Event of Default” (as each term is defined in the Loan Agreement) has occurred and is continuing under the Loan Agreement, and no event requiring the Company to repay the loans has occurred under the Loan Agreement.

(f)	Each of the investment agreement dated August 6, 2012 between the Company and Crest, the Investment Agreement and the Investment Agreement Amendment, is in full force and effect, and the right of Crest to designate directors to the Board as set forth in the investment agreement dated August 6, 2012 between the Company and Crest, the Investment Agreement and the Investment Agreement Amendment, has not been amended or modified in any respect, including by any order.

(g)	Crest shall have received at the closing of the Private Placement a certificate or certificates dated the Closing Date and signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company or such other officers of the Company acceptable to Crest, acting reasonably, in form and content satisfactory to Crest, acting reasonably, addressed to Crest certifying for and on behalf of the Company after having made due enquiry, with respect to the following matters:

(i)	its constating documents;

(ii)	the resolutions of the Board relevant to the approval of the Private Placement, the Offering, the information circular, the Prospectus and the Registration Statement and the signing and filing thereof, the issue and sale of the Securities and the Equity Backstop Preferred Shares and the authorization of the Equity Backstop Agreement and the transactions contemplated therein; and

(iii)	the incumbency and signatures of its relevant authorized signing officers.

(h)	The Company will have made and/or obtained all necessary filings, approvals, orders, rulings and consents of all relevant securities regulatory authorities and other governmental entities required in connection with the Offering, Private Placement, and the purchase of the Equity Backstop Shares by Crest as contemplated by the Equity Backstop Agreement.

(i)	The Offering, Private Placement, and other transactions contemplated by the Equity Backstop Agreement have been conducted in accordance with applicable laws, including securities laws and in accordance with the Equity Backstop Agreement.

(j)	Crest has received a legal opinion dated as of the Closing Date, in a form acceptable to Crest, and its legal counsel, acting reasonably, from Canadian counsel to the Company addressing the matters requested by Crest.

(k)	The TSXV has not imposed any conditions on the transactions contemplated in the Equity Backstop Agreement, including the Offering and the Private Placement, that are not acceptable to Crest, acting reasonably.

(l)	The Company shall have performed or complied with, in all material respects, each of its terms, conditions and covenants contained in the Equity Backstop Agreement and each of its representations and warranties shall be true and correct as of the closing time on the Closing Date with the same force and effect as if made at and as of the Closing Date, and Crest shall have received at the closing of the Private Placement a certificate or certificates dated the Closing Date and signed by the Chief Executive Officer and the Chief Financial Officer of the Company or such other officers of the Company acceptable to Crest, acting reasonably, (on the Company’s behalf and without personal liability) in form and content satisfactory to Crest, acting reasonably, addressed to Crest certifying for and on behalf of the Company after having made due enquiry and after having carefully examined the Prospectus and the Registration Statement including all documents incorporated by reference that:

(i)	since the respective dates as of which information is given in the Final Prospectus, as amended or supplemented by any prospectus amendment, and the Registration Statement there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Company and its subsidiaries on a consolidated basis, other than as disclosed in the Final Prospectus or any prospectus amendment and the Registration Statement;

(ii)	no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Securities, the Equity Backstop Preferred Shares or any other securities of the Company or prohibiting the sale of the Securities or the Equity Backstop Preferred Shares has been issued by any government entity and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened under securities laws or by any governmental entity;

(iii)	no Material Adverse Change has occurred or has been disclosed (if previously undisclosed) at any time since the date of the Equity Backstop Agreement;

(iv)	each of the conditions set forth in Section 8.2 of the Equity Backstop Agreement have been satisfied or waived, and each of the conditions set forth in Section 8.4 of the Equity Backstop Agreement, except those that have been waived in writing by the Company, have been satisfied;

(v)	the Company has duly performed or complied with, in all material respects, all terms, conditions and covenants of the Equity Backstop Agreement on its part to be complied with or to be satisfied by it up until closing of the Offering; and

(vi)	the representations and warranties of the Company contained in the Equity Backstop Agreement are true and correct as of the closing time on the Closing Date with the same force and effect as if made at and as of the Closing Date.

The foregoing conditions are for the exclusive benefit of Crest, and thus the satisfaction of such conditions is determined by Crest in its sole and absolute discretion, any of which may be waived, in whole or in part, by Crest, in its sole and absolute discretion.

WesternZagros Conditions

(a)	The Loan Agreement shall remain in full force and effect and shall not have been terminated, rescinded or modified in any manner adverse to the Company by Crest without the prior written consent of the Company.

(b)	If any Equity Backstop Preferred Shares are issued to Crest in connection with the completion of the transactions contemplated by the Equity Backstop Agreement, the Voting Agreement shall have been executed and remain in full force and effect and shall not have been terminated, rescinded or modified in any manner adverse to the Company by Crest.

(c)	Crest has duly performed or complied with, in all material respects, all terms, conditions and covenants of the Equity Backstop Agreement on its part to be complied with or to be satisfied by it up until Closing; and the Company shall have received a certificate of Crest addressed to the Company and dated as of the Closing Date, signed on behalf of Crest by a senior executive officer of Crest (on Crest’s behalf and without personal liability), confirming the same as at the closing time on the Closing Date and certifying for and on behalf of Crest that each of the conditions set forth in Section 8.2 of the Equity Backstop Agreement have been satisfied or waived, and each of the conditions set forth in Section 8.3 of the Equity Backstop Agreement, except those that have been waived in writing by Crest, have been satisfied.

(d)	The representations and warranties of Crest contained in the Equity Backstop Agreement shall be true and correct as of the closing time on the Closing Date, as though made on and as of the closing time; and the Company shall have received a certificate of Crest addressed to the Company and dated the Closing Date, signed on behalf of Crest by a senior executive officer of Crest (on Crest’s behalf and without personal liability), confirming the same as at the time of closing of the Offering.

The foregoing conditions are for the exclusive benefit of the Company, any of which may be waived, in whole or in part, by the Company, in its sole and absolute discretion.

Covenants

Each of the Company and Crest have given usual and customary covenants for a backstop agreement. The Company has covenanted that, among other things: (a) it will provide notice to Crest of any notice, written demand, request or inquiry received by the Company from any securities commission, the TSXV, the SEC or any other Governmental Entity (as defined in the Equity Backstop Agreement), that relates to the affairs of the Company that may affect the Offering or the Private Placement or that relates to the issuance or threatened issuance by any such person of any order suspending or preventing the use of the final short form prospectus; (b) it will take all action as may be necessary and appropriate so that the Offering, the Private Placement and the issuance and sale of the Equity Backstop Shares will be effected in accordance with applicable securities laws and will consult with Crest and its advisors regarding the manner in which such transactions will be effected and provide copies of any documents related thereto to Crest and its advisors for review; (c) from the date of the Equity Backstop Agreement until the Closing Date, the Company will not issue any Common Shares or securities convertible or exchangeable or exercisable into Common Shares other than pursuant to the exercise of any options and other securities outstanding under the Company’s equity incentive plans, or upon the exercise of any other convertible, exchangeable securities of the Company that were outstanding on the date of the Equity Backstop Agreement or as contemplated in the Equity Backstop Agreement; (d) it will use the net proceeds it receives from the Offering and the Private Placement in the manner and for the purposes disclosed in the final short form prospectus; (e) the Company shall not assert any rights or take any actions under the Shareholder Rights Plan which would or could reasonably be expected to have an adverse effect on Crest or impair Crest’s ability to complete or increase its obligations under the Equity Backstop Agreement, provided that the Company may assert such rights to the extent required by the terms of the Shareholder Rights Plan due to an act or omission of a person other than the Company, Crest or any of their affiliates or any action taken by Crest in breach of the terms of the Equity Backstop Agreement; and (f) other than as may be required to comply with applicable securities laws, the Company shall not amend the terms of the Offering, including for greater certainty any change to the Subscription Price, without the prior written consent of Crest.

In addition, the Company has provided certain non-solicitation covenants in favour of Crest. Such covenants provide that from and after the date of the Equity Backstop Agreement, except as expressly permitted thereby, the Company shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of the Company or any of its subsidiaries (collectively, the “Representatives”):

(a)	solicit, assist, initiate, encourage or otherwise knowingly facilitate any inquiries, proposals, request, offers or expressions of interest regarding any Acquisition Proposal;

(b)	engage in any discussions or negotiations regarding any Acquisition Proposal;

(c)	furnish or provide access to any information concerning the Company, its subsidiaries or their respective businesses, properties or assets to any person in connection with, or that could reasonably be expected to lead to or facilitate, an Acquisition Proposal;

(d)	waive any provisions of or release or terminate any confidentiality or standstill agreement between the Company or any of its subsidiaries and any person relating to an actual or potential Acquisition Proposal, or amend any such agreement or consent to the making of an Acquisition Proposal in accordance with the terms of such agreement;

(e)	withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Crest, the approval or recommendation of the Board (including any committee thereof) of the Equity Backstop Agreement, the Offering or the other transactions contemplated by the Equity Backstop Agreement;

(f)	accept, approve or recommend, or propose publicly to accept, approve or recommend any Acquisition Proposal, or remain neutral with respect to any publicly announced, or otherwise publicly disclosed, Acquisition Proposal, it being understood that remaining neutral with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for a period of no more than five business days will not be considered to be in violation of this section of the Equity Backstop Agreement; or

(g)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal.

In addition the Company has agreed to immediately cease and cause to be terminated any existing discussions or negotiation by it or any of its Representatives with any person regarding an actual or potential Acquisition Proposal, whether or not initiated by the Company. In connection therewith, the Company has agreed to cease to provide any access to information concerning the Company and its subsidiaries, and will promptly request, in accordance with any confidentiality agreement signed with any such person, the return or destruction of any confidential information provided to such person, and use its reasonable commercial efforts to ensure that such requests are complied with.

The Company has further agreed that from and after the date of the Equity Backstop Agreement, the Company shall promptly (and in any event within 24 hours) notify Crest, at first orally and then in writing, of the receipt of any Acquisition Proposal or any request for non-public information relating to the Company, its subsidiaries or their respective assets or for access to the properties, books or records of the Company and its subsidiaries by any person that informs the Company that it is considering making or has made or is reasonably expected to make an Acquisition Proposal (including any amendment to any of the foregoing) (an “Inquiry”). Such notice shall include a description of the terms and conditions of, and the identity of the person making, any such Inquiry. The Company shall also provide a copy of any such Inquiry and such other details relating thereto as Crest may reasonably request. The Company shall keep Crest promptly and fully informed of the status, including any change to the material terms of any such Inquiry, and will respond promptly to all inquiries by Crest with respect thereto.

Notwithstanding the foregoing, the Company may (i) engage in discussions or negotiations regarding an Acquisition Proposal with any person who seeks to initiate such discussions or negotiations; or (ii) provide to such person any information concerning the Company and its subsidiaries that has previously or is concurrently provided to Crest, if and only to the extent that:

(a)	the Company has received an unsolicited bona fide written Acquisition Proposal from such person (in circumstances not involving any breach of Section 10.1 of the Equity Backstop Agreement);

(b)	the Board, after consultation with and based upon the advice of its financial advisors and outside legal counsel, has determined in good faith that such Acquisition Proposal, if consummated in accordance with its terms, is reasonably expected to result in a Superior Proposal;

(c)	the Board, after consultation with and based upon the advice of outside legal counsel, has determined in good faith that the failure to take such action would be a breach of its fiduciary duties;

(d)	the Company has provided to Crest the information required to be provided under Section 10.3 of the Equity Backstop Agreement in respect of such Acquisition Proposal and has promptly notified Crest in writing of the determinations in (b) and (c) above; and

(e)	in the case of (a) above, the Company either (i) has an executed confidentiality agreement containing standstill provisions with such person entered into prior to the date of the Equity Backstop Agreement or (ii) the Company has received from such person an executed confidentiality and standstill agreement after the date of the Equity Backstop Agreement on terms substantially similar to those of the confidentiality agreement dated July 2, 2012 between the Company and Crest (as amended by letter agreement dated March 6, 2013 and by letter agreement dated September 4, 2013) in respect of confidentiality provisions and section 7.2 of the Investment Agreement in respect of the standstill provisions (whether or not, in the case of the standstill provisions, such provisions in the Investment Agreement are currently effective).

The Board may: (i) accept, approve or recommend an Acquisition Proposal; or (ii) approve the entering into of any agreement (“Proposed Agreement”) providing for an Acquisition Proposal (other than a confidentiality agreement contemplated by (e) above), if and only to the extent that:

(a)	the Company has received an unsolicited bona fide written Acquisition Proposal from a person (in circumstances not involving any breach of Section 10.1 of the Equity Backstop Agreement);

(b)	the Board, after consultation with and based upon the advice of its financial advisors and outside legal counsel, has determined in good faith that such Acquisition Proposal constitutes a Superior Proposal;

(c)	the Board, after consultation with and based upon the advice of outside legal counsel, has determined in good faith that the failure to take such action would be a breach of its fiduciary duties;

(d)	the Board has provided to Crest the information required to be provided under Section 10.3 of the Equity Backstop Agreement in respect of such Acquisition Proposal and has promptly notified Crest in writing of the determinations in (b) and (c) above;

(e)	a period of at least seven business days has elapsed following the date on which all of the information and notifications referred to in (d) above were received by Crest, and if Crest has proposed to revise the terms of the transactions contemplated by the Equity Backstop Agreement in accordance with Section 10.6 of the Equity Backstop Agreement (as described below), the Board has again made the determinations in (b) and (c) above taking into account such proposed revisions to the transactions contemplated by the Equity Backstop Agreement; and

(f)	if the Company proposes to enter into a Proposed Agreement with respect to a Superior Proposal after complying with Section 10.5 of the Equity Backstop Agreement, the Company concurrently terminates the Equity Backstop Agreement pursuant to Section 11.2(c) thereof.

Each successive modification of any Acquisition Proposal (including the waiver of any material condition thereof) shall constitute a new Acquisition Proposal for purposes of Section 10.5 of the Equity Backstop Agreement. Nothing in Section 10.5 of the Equity Backstop Agreement, and no action taken by the Board pursuant thereto, shall permit the Company to enter into any agreement providing for any transaction contemplated by an Acquisition Proposal for as long as the Equity Backstop Agreement remains in effect. Nothing in the Equity Backstop Agreement shall prevent the Board from responding through a directors’ circular or otherwise as required by applicable securities laws to an Acquisition Proposal that it determines is not a Superior Proposal.

In the Equity Backstop Agreement the Company has acknowledged and agreed that, during the seven business day period referred to in Section 10.5(e) of the Equity Backstop Agreement, or such longer period as the Company may approve for such purpose, Crest shall have the opportunity, but not the obligation, to propose to amend the terms of the transactions contemplated by the Equity Backstop Agreement and the Company shall cooperate with Crest with respect thereto, including engaging in good faith negotiations with Crest to enable Crest to make such adjustments to the terms and conditions of the transactions contemplated by the Equity Backstop Agreement that Crest deems appropriate and as would enable Crest to proceed with the transactions contemplated thereunder on such adjusted terms. The Board will review any proposal by Crest to amend the terms of the transactions contemplated by the Equity Backstop Agreement in order to determine in good faith, after consultation with and based upon the advice of its financial advisors and outside legal counsel, whether Crest’s proposal to amend the terms of the transactions contemplated by the Equity Backstop Agreement would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the terms of the transactions contemplated by the Equity Backstop Agreement.

Termination

Either of the Company or Crest, without any liability on its part, may terminate and cancel its obligations under the Equity Backstop Agreement if any of the mutual conditions described above are not satisfied on or before 6:00 p.m. (Calgary time) on December 15, 2014 (the “Outside Date”).

The Company will also be entitled to terminate and cancel its obligations under the Equity Backstop Agreement, without any liability on its part, if Crest is in default of its obligations under the Equity Backstop Agreement and following receipt by Crest from the Company of written notice of the existence of such default, fails to remedy such breach on or before the Outside Date or if any of the Company’s closing conditions (as described above under the heading “WesternZagros Conditions”) have not been satisfied on or before the Closing Date.

The Company may terminate and cancel its obligations under the Equity Backstop Agreement, without any liability on its part, prior to the Rights commencing trading on the TSXV, if the Board accepts, approves or recommends a Superior Proposal in compliance with Section 10.5 of the Equity Backstop Agreement provided that the Company has not breached any of its covenants, agreements or obligations under Article 10 of the Equity Backstop Agreement and has not breached, in any material respect, any of its covenants, agreements or obligations elsewhere in the Equity Backstop Agreement, provided that for greater certainty, any such breach that facilitates or makes a Superior Proposal more likely shall be deemed to be material for the purposes of the foregoing.

Crest will also be entitled to terminate and cancel its obligations under the Equity Backstop Agreement if: (a) the Company is in default of its obligations under the Equity Backstop Agreement and, following receipt from Crest of notice of the existence of such default, fails to remedy such breach on or before the Outside Date; (b) if any of the Company’s closing conditions (as described above) have not been satisfied on or before the Closing Date; (c) any Material Adverse Change occurs at any time following the execution of the Equity Backstop Agreement; (d) the Company fails to obtain conditional approval from the TSXV to the listing of the Rights, the Common Shares issuable on the exercise thereof, the Equity Backstop Common Shares and of the Private Placement on the terms set forth in the Equity Backstop Agreement, at least two days prior to the date named as the Record Date in the Final Prospectus, subject only to documents to be delivered following Closing; (e) the Common Shares or the Rights (other than, in the case of the Rights, following the Rights Expiry Time) are de-listed or suspended or halted for a period greater than two business days for any reason by the TSXV at any time period prior to the closing of the Offering; (f) the Offering is otherwise terminated or cancelled or the closing of the Private Placement has not occurred on or before the Outside Date; (g) at any time prior to the Closing, the Company has entered into any written or oral agreement with any person or persons acting jointly or in concert (other than the Purchaser) relating to any direct or indirect sale, lease, license, mortgage, hypothecation, pledge, transfer or other disposition, farm-out, alliance or joint venture (including any other agreement or arrangement having the same economic effect as a sale of assets), in a single transaction or a series of related transactions, of any assets of the Company or any of its subsidiaries or any of the voting, equity or other securities of any of the Company’s subsidiaries (or rights or interests therein or thereto), other than a Permitted Disposition; (h) there occurs any nationalization, expropriation, compulsory sale, change of Law or similar event undertaken or imposed by any governmental entity in Kurdistan that prevents or materially and adversely impairs the Company or any of its subsidiaries from being able to own, operate, or exercise rights or perform duties in respect of, either or both of the Kurdamir PSC and Garmian PSC or either or both of the Kurdamir Block or the Garmian Block; or (i) either or both of the Kurdamir PSC and Garmian PSC are amended, modified or terminated in a manner that has a material and adverse effect on any of the Interests.

The Equity Backstop Agreement provides that if: (a) the Equity Backstop Agreement is terminated pursuant to Section 11.2(c) of the Equity Backstop Agreement; or (b) except where the Termination Fee (as hereinafter defined) has previously been paid, an Acquisition Proposal is made or publicly announced or otherwise publicly disclosed prior to the termination of the Equity Backstop Agreement and such Acquisition Proposal is consummated within six months from the exercise by Crest or the Company of their respective termination rights under Sections 11.1, 11.3(a), 11.3(b) or 11.3(f) of the Equity Backstop Agreement, or a definitive agreement with respect to such Acquisition Proposal is entered into or the Board recommends such Acquisition Proposal within such six month period, which in either case is consummated (a “Termination Fee Event”) the Company shall pay Crest a termination fee of $4 million (the “Termination Fee”).

Effect of the Offering on the Shareholdings of Crest

Crest currently owns 93,998,437 Common Shares, representing approximately 19.7% of the outstanding Common Shares. The Offering and the transactions contemplated by the Equity Backstop Agreement, including the issuance of Class A Preferred Shares, Series 1 to Crest on a private placement basis, will not trigger the provisions of the Shareholder Rights Plan. If Crest and all other holders of Rights exercise their Rights in full, Crest will continue to hold approximately 19.7% of the outstanding Common Shares following completion of the Offering. If none of the holders of Rights (other than Crest, exercising in full) exercise their Rights and the Common Shares are purchased by Crest pursuant to the Equity Backstop Agreement, Crest will own approximately 19.9% of the outstanding Common Shares following completion of the Offering.

Crest also holds $19,800,000 principal amount of 4.00% convertible senior unsecured notes of the Company (“Convertible Notes”) which are convertible into an additional 13,655,172 Common Shares of the Company at a conversion price of $1.45 per Common Share, before giving effect to the anti-dilution adjustment to the conversion price as a result of the Offering. As a consequence of the Offering and in accordance with the note indenture dated June 18, 2013 between the Company and Computershare governing the terms of the Convertible Notes (the “Note Indenture”), the conversion price of the Convertible Notes may be adjusted immediately after the Record Date. Any such required adjustments will be made in accordance with the terms and conditions of the Note Indenture. A downward adjustment in the conversion price of the Convertible Notes will increase the number of Common Shares that Crest is entitled to receive upon conversion thereof. See “Effect on Convertible Notes”.

The maximum number of Common Shares that may be purchased by Crest under the Offering may not exceed 19.9% of the then issued and outstanding Common Shares (post-Offering) and the balance purchased by Crest pursuant to the Equity Backstop will be Class A Preferred Shares, Series 1. If upon the exercise of the Rights, the holdings of Crest would, in aggregate, exceed 19.9% of the then issued and outstanding Common Shares, the Company will complete the Private Placement of Equity Backstop Preferred Shares to Crest for that number of Common Shares that would otherwise have been issued on an exercise of Rights but for the application of the 19.9% limitation. The Equity Backstop Preferred Shares are intended to be equivalent to the Common Shares other than in respect of voting rights and certain rights upon the liquidation or winding up of the Company. The Equity Backstop Preferred Shares will be issued to Crest on a private placement basis and will be issued at a price equal to the Subscription Price.

Crest is not engaged as an underwriter in connection with the Offering and has not been involved in the preparation of, or performed any review of, this short form prospectus in the capacity of an underwriter.

RISK FACTORS

An investment in the Rights offered hereunder or Common Shares issuable upon exercise of the Rights should be considered speculative due to various factors, including the nature of the industry in which the Company operates, the present state of development of its business and the foreign jurisdiction in which it carries on business. Risk factors relating to WesternZagros are discussed in the AIF and Annual MD&A, each of which is incorporated by reference in this short form prospectus. These risk factors, together with all of the other information included or incorporated by reference in this short form prospectus, should be carefully reviewed and considered by an investor before a decision is made to invest in the Rights offered hereunder or Common Shares issuable upon exercise of the Rights. Such risks may not be the only risks facing WesternZagros. Additional risks not currently known may also negatively impact WesternZagros’s business operations and results of operations. In addition to such risk factors, investors should consider the following additional risks related to the Offering:

Volatility of Market Price of Common Shares

The market price of the Common Shares may be volatile and may decline below the Subscription Price. The volatility may affect the ability of holders to sell the Rights and/or Common Shares at an advantageous price. Market price fluctuations in the Common Shares may be due to WesternZagros’s operating results failing to meet the expectations of securities analysts or investors in any quarter, downward revision in securities analysts’ estimates, governmental regulatory action, adverse change in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by WesternZagros or its competitors, along with a variety of additional factors, including, without limitation, those set forth under “Forward-Looking Statements”.

To the extent that Rightsholders that exercise Rights sell the Common Shares underlying such Rights, the market price of the Common Shares may decrease due to the additional selling pressure in the market. The risk of dilution from issuances of Common Shares underlying the Rights may cause Shareholders to sell their Common Shares, which may have a material adverse impact on the Company and its share price. Any downward pressure on the price of Common Shares caused by the sale of Common Shares underlying the Rights could encourage short sales by third parties. In a short sale, a prospective seller borrows Common Shares from a Shareholder or broker and sells the borrowed Common Shares. The prospective seller hopes that the Common Share price will decline, at which time the seller can purchase Common Shares at a lower price for delivery back to the lender. The seller profits when the Common Share price declines because it is purchasing Common Shares at a price lower than the sale price of the borrowed Common Shares. Such sales could place downward pressure on the price of the Common Shares by increasing the number of Common Shares being sold, which may have a material adverse impact on the Company and its share price.

Use of Proceeds

Management of WesternZagros will have discretion in how it uses the net proceeds received from the Offering. While the Company currently anticipates that it will use the net proceeds from the Offering as described under “Use of Proceeds”, management of WesternZagros may re-allocate the net proceeds as it determines is necessary.

Shareholders May Suffer Significant Dilution

If a Shareholder does not exercise all of its Rights pursuant to the Basic Subscription Right, the Shareholder’s current ownership percentage in the Company will be diluted by the issuance of Common Shares upon the exercise of Rights by other Shareholders, which dilution may be significant. Shareholders should be aware that Crest has agreed to exercise its Rights under the Basic Subscription Right and Additional Subscription Privilege, if any, pursuant to the Equity Backstop Agreement in order to purchase the number of Equity Backstop Common Shares that will enable it to maintain its current percentage ownership of the outstanding Common Shares. See “Equity Backstop”. The completion of the Offering may also result in the triggering of the anti-dilution adjustments to the conversion price of the $100 million principal amount of Convertible Notes. See “Effect on Convertible Notes”.

Even if a Shareholder elects to sell its unexercised Rights or if its Rights are sold on its behalf, the consideration it receives may not be sufficient to compensate it fully for the dilution of its current ownership percentage in the Company that will be caused as a result of the exercise of Rights by other Shareholders.

Anticipated Proceeds May Not Be Fully Realized

The Offering is not subject to any minimum subscription level. Since Crest is only obligated to purchase up to $200 million of Equity Backstop Shares, if no other Rights are exercised, only the minimum proceeds of the Offering will be realized. See “Use of Proceeds”. In addition, Crest’s obligation to purchase the Equity Backstop Shares is subject to the satisfaction of a number of conditions by the Closing Date (which must occur on or before December 15, 2014). See “Equity Backstop”.

The Equity Backstop being provided by Crest in connection with the Offering is conditional upon, among other things, receipt of all necessary approvals from securities regulatory authorities and the shareholders of the Company. In the event the Company is unable to receive all such necessary approvals on a timely basis, Crest will not be obligated to provide the Equity Backstop and the Offering may not proceed. In addition, if any of the other conditions set forth in the Equity Backstop Agreement with Crest are not satisfied on a timely basis or other termination events under such agreement occur, Crest will not be obligated to provide the Equity Backstop and the related Debt Facility and the Offering may not proceed. If the conditions to Crest’s obligation to purchase the Equity Backstop Shares are not satisfied, or the Equity Backstop Agreement is terminated in accordance with its terms and Crest does not purchase the Equity Backstop Shares, the Offering may not be fully subscribed and even the anticipated minimum proceeds from the Equity Backstop may not be fully realized. The receipt of net proceeds from the Offering in an amount less than the anticipated proceeds may have a material adverse effect on the Company’s ability to fund its allocation of the upcoming work program on its existing blocks and, as a result, the Company may be required to raise further funds in the near term through the issuance of Common Shares or the issuance of debt instruments or other securities convertible into Common Shares. The Company cannot predict the size of future issuances of Common Shares or the issuance of debt instruments or other securities convertible into Common Shares or the effect, if any, that future issuances and sales of the Company’s securities will have on the market price of the Common Shares.

Trading Market for Rights

There is currently no market through which the Rights may be sold and purchasers may not be able to resell the Rights issued under this short form prospectus. This may affect the pricing of the Rights in the secondary market, the transparency and availability of trading prices, the liquidity of the Rights, and the extent of issuer regulation. Although the Company expects that the Rights will be listed on the TSXV, the Company cannot provide any assurance that the Rights will be so listed, an active or any trading market in the Rights will develop or that the Rights can be sold on the TSXV at any time.

Once the Rights have commenced trading on the TSXV, the Company will be required to proceed with the Offering absent exceptional circumstances. However, if the Offering were not to proceed for any reason, although any subscription payments paid in connection with the exercise of Rights would be returned promptly to subscribers by the Subscription Agent without interest or deduction, all outstanding Rights would cease to be exercisable for Common Shares and would lose all of their value. In such circumstances, any person who had purchased Rights in the market would lose the entire purchase price paid to acquire such Rights.

The Subscription Price Does Not Necessarily Reflect the Company’s Value; Exercise of Rights is Irrevocable

The Subscription Price was determined by the Company and Crest in connection with the negotiation of the Equity Backstop Agreement. The Company’s objective in agreeing on the Subscription Price was to encourage all holders of Rights to exercise their Rights. The Subscription Price does not bear any relationship to the book value of the Company’s assets, operations, cash flows, losses, financial condition or any other established criteria for value. After the date of this short form prospectus, the Common Shares will trade at prices above, below or equal to the Subscription Price. The exercise of Rights may not be revoked even if there is a decline in the price of the Common Shares prior to the Rights Expiry Time.

Rightsholders are Responsible for Accuracy and Completeness of Subscriptions within Set Time Limits

Rightsholders who wish to purchase Common Shares in this Offering must act promptly to ensure that all required forms and payments are actually received by the Subscription Agent or the CDS Participant holding the subscriber’s Rights prior to the Rights Expiry Time on the Rights Expiry Date. If a Rightsholder fails to complete and sign the required subscription forms, sends an incorrect payment amount or otherwise fails to follow the subscription procedures that apply to the transaction in question, the Subscription Agent or the CDS Participant may, depending on the circumstances, reject a subscription or accept it to the extent of the payment received. None of the Company, the Subscription Agent, the Managing Dealer or the CDS Participant undertakes to contact a Rightsholder concerning, or attempt to correct, an incomplete or incorrect payment or subscription form. The Company has the sole discretion to determine whether a subscription properly follows subscription procedures.

Conditionality of the Offering

The Offering is conditional upon, among other things, Shareholder approval of the Private Placement Resolution at the Meeting of Shareholders scheduled to be held on October 1, 2014, prior to filing the short form (final) prospectus for the Offering. In the event Shareholders fail to duly pass the Private Placement Resolution, the Offering may not proceed. Failure to complete the Offering may have an adverse effect on the Company’s business, financial condition and results of operations.

Shareholder Rights Plan

Investors are cautioned that, depending on the proportions of Common Shares ultimately issued pursuant to the Offering, it may be possible for an investor to acquire 20% or more of the outstanding Common Shares of the Company and thereby trigger the Company’s Shareholder Rights Plan. Under such circumstances, the rights under the Shareholder Rights Plan will become exercisable, and will, upon exercise, permit the purchase of Common Shares at a substantial discount to the market price by all other Shareholders. A triggering of the Shareholder Rights Plan may have detrimental consequences for the investor and for the Company. The Offering and the transactions contemplated by the Equity Backstop Agreement, including the issuance of Class A Preferred Shares, Series 1 to Crest on a private placement basis, will not trigger the provisions of the Shareholder Rights Plan. By the terms of the Equity Backstop Agreement, Crest will not pass this threshold as it will receive Equity Backstop Preferred Shares if Crest’s percentage ownership of Common Shares has reached 19.9% and it remains obligated to purchase additional Equity Backstop Shares to fulfill its Equity Backstop commitment. Under Section 5.1 of the Shareholder Rights Plan, the Board has discretion to waive any triggering of the Shareholder Rights Plan if inadvertently triggered, provided that the investor reduces its beneficial ownership of Common Shares below 20%.

There May Be Adverse U.S. Federal Income Tax Consequences to U.S. Shareholders if the Company is or Becomes a “Passive Foreign Investment Company” (“PFIC”) Under the U.S. Internal Revenue Code.

U.S. Holders (as defined under the heading “Certain U.S. Federal Income Tax Considerations”) should be aware that they could be subject to certain adverse U.S. federal income tax consequences in the event that the Company is classified as a PFIC for U.S. federal income tax purposes. U.S. Holders should carefully read “Certain U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules” for more information and consult their own tax advisors regarding the likelihood and consequences of the Company being treated as a PFIC for U.S. federal income tax purposes, including the advisability of any elections that may help mitigate the tax consequences to a U.S. Holder if the Company is a PFIC.

There is no assurance that the Kurdistan Region of Iraq will not be impacted by the actions of ISIS

If ISIS were to engage in attacks or were to occupy areas within the Kurdistan Region, it could result in the Company and its joint venture partners losing operating control over, and the right to extract and sell hydrocarbons from, either the Garmian Block or the Kurdamir Block or in delays in operations, additional costs for increased security and difficulty in attracting/retaining qualified service companies and related personnel, which could materially adversely impact the Company’s business, financial condition and results of operations and prospects.

There is uncertainty relating to the payment mechanism for oil exported from the Kurdistan Region by the KRG

During 2014, the KRG began to export and sell oil shipments to global markets through Turkey via oil tanker from the port at Ceyhan. The Government of Iraq opposes unilateral exports by the KRG and has made public statements that it will take action against any company that facilitates sales of exports by the KRG. The Government of Iraq also has pending arbitration against Turkey at the International Chamber of Commerce in relation to such exports.

The payment mechanism for oil exported and sold directly by the KRG is still developing and the payment mechanism relating to the contractor’s entitlements of such exports is not yet established. Therefore, there is uncertainty relating to the amount and timing for receipt of any proceeds in regards to contractor’s entitlements under the terms of the PSCs for any oil that is delivered for export and sale by the KRG. The ultimate outcome of the uncertainties pertaining to the KRG’s direct sale of oil exports and the resolution and timing and development of the related payment mechanism for such sales could have an adverse impact on the Company’s financial condition.

Ability to execute development program may be hindered; reliance on operators

WesternZagros’s development programs in the Kurdistan Region of Iraq involve the need to obtain approvals from the relevant authorities, which may require conditions to be satisfied or the exercise of discretion by those authorities. It may not be possible for such conditions to be satisfied and discretion may be exercised in a manner adverse to WesternZagros.

In addition, Talisman currently operates the Kurdamir Block and, pursuant to the terms of the Garmian PSC, while WesternZagros currently operates the Garmian Block during 2014, Gazprom Neft will operate the Garmian Block from January 1, 2015 onwards. To the extent that WesternZagros is not the operator of its oil and gas properties, it will have limited ability to exercise discretion or control over the operation of those properties or their associated costs. WesternZagros’s return on such properties could therefore depend upon a number of factors that may be outside of its control, including but not limited to, the timing and amount of capital expenditure, the operator’s expertise and timeline for developing discoveries and any unexpected delays or increased costs, all of which could have a negative impact on the Company’s financial condition.

The foregoing risk factors and those contained in the AIF and otherwise incorporated by reference into this short form prospectus, together with all of the other information included or incorporated by reference in this short form prospectus, should be carefully reviewed and considered by an investor before a decision is made to invest in the Rights offered hereunder or Common Shares issuable upon the exercise of Rights. Such risks may not be the only risks facing WesternZagros. Additional risks not currently known may also negatively impact WesternZagros’s business operations and results of operations.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Norton Rose Fulbright Canada LLP, counsel to the Company, the following summary describes as of the date hereof the principal Canadian federal income tax considerations generally applicable to a Shareholder who receives Rights pursuant to this Offering in his, her or its capacity as a Shareholder. This summary is applicable only to a Shareholder who, for purposes of the Tax Act and at all relevant times, acquires and holds as beneficial owner his, her or its Rights and any Common Shares acquired on exercise of Rights as capital property and deals at arm’s length with and is not affiliated with the Company (a “Holder”).

Rights and Common Shares will generally be considered to be capital property to a Holder unless such Rights and/or Common Shares, as the case may be, are held by the Holder in the course of carrying on a business or were acquired in one or more transactions considered to be an adventure or concern in the nature of trade.

Certain Holders who are resident in Canada for the purposes of the Tax Act and who hold Common Shares that do not otherwise qualify as capital property may in certain circumstances make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Common Shares and every “Canadian security” (as defined in the Tax Act) owned by such Holder deemed to be capital property. Rights will not be Canadian securities for this purpose and therefore will not be deemed to be capital property under subsection 39(4) of the Tax Act. Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available and/or advisable in their particular circumstances.

This summary is not applicable to a Holder: (i) that is a “specified financial institution” for the purposes of the Tax Act; (ii) that is a “financial institution” for the purposes of the mark-to-market rules in the Tax Act; (iii) an interest in which is or would constitute a “tax shelter investment” for the purposes of the Tax Act; (iv) whose “functional currency” for the purposes of the Tax Act is the currency of a country other than Canada; or (v) that has entered into a derivative forward agreement for purposes of the Tax Act in respect of Rights or Common Shares to be acquired on exercise of Rights. Such Holders should consult their own tax advisors with respect to their own circumstances.

This summary is based on the provisions of the Tax Act and the regulations thereunder in force on the date hereof and counsel’s understanding of the current administrative policies and assessing practices of the CRA published in writing and publicly available prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all such Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action or changes in the administrative policies and assessing practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations which may differ from those described in this summary.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Holders should consult their own tax advisors having regard to their own particular circumstances.

Residents of Canada

This portion of the summary is generally applicable to a Resident Holder.

Pursuant to the terms of this Offering, a Resident Holder that is an Ineligible Holder will not be entitled to exercise Rights but will instead be entitled to proceeds (if any) received on the disposition of such Rights by the Subscription Agent.

Receipt of Rights

Generally, no amount will be required to be included in computing the income of a Resident Holder as a consequence of receiving Rights under this Offering. The cost to a Resident Holder of a Right received under this Offering will be nil and such cost will be averaged with the adjusted cost base of each other Right held by the Resident Holder as capital property (including any identical rights acquired otherwise than pursuant to this Offering) for the purpose of determining the Resident Holder’s adjusted cost base of each Right.

Exercise of Rights

A Resident Holder will not realize a gain or loss upon the exercise of a Right to acquire a Common Share. Where Rights are exercised, the Resident Holder’s aggregate cost of the Common Shares acquired thereby will be equal to the aggregate amount of the Subscription Price and the Resident Holder’s adjusted cost base (if any) of the Rights so exercised.

A Resident Holder’s adjusted cost base of a Common Share will be determined by averaging the cost of such Common Share with the adjusted cost base of all other Common Shares held by the Resident Holder as capital property.

Expiry of Rights

The expiry or termination of an unexercised Right will result in a capital loss to a Resident Holder equal to the adjusted cost base, if any, of the Right immediately before its expiry or termination. Any such capital loss will be subject to the treatment described below under “Taxation of Capital Gains and Capital Losses”.

Disposition of Rights and Common Shares

A disposition of a Right (including a disposition of a Right by the Subscription Agent on behalf of a Resident Holder that is an Ineligible Holder) or Common Share by a Resident Holder (other than, in the case of a Common Share, a disposition to the Company and, in the case of a Right, a disposition pursuant to the exercise or expiry of a Right), will generally result in the Resident Holder realizing a capital gain (or a capital loss) to the extent that the proceeds of disposition received, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the Right or Common Share, as the case may be, immediately before the disposition.

The tax treatment of capital gains and capital losses is discussed in greater detail below under “Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

Generally, one-half of a capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in the Resident Holder’s income for the year and one-half of a capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in that year (subject to and in accordance with rules contained in the Tax Act). Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

A Resident Holder that, throughout the relevant taxation year, is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax of 6 2⁄3% on its “aggregate investment income” (as defined in the Tax Act), including any taxable capital gains.

If the Resident Holder is a corporation, the amount of any capital loss otherwise realized on a disposition or deemed disposition of a Common Share may be reduced by the amount of dividends received or deemed to have been received by it on such share (and, in certain circumstances a share exchanged for such share) to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns such a share or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns any such share. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Dividends on Common Shares

Dividends received or deemed to be received on Common Shares in a taxation year by a Resident Holder who is an individual (other than certain trusts) will be included in the individual’s income for that year and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations. Dividends received on Common Shares by a Resident Holder who is an individual will generally be eligible for an enhanced gross-up and dividend tax credit if the Company designates such dividends to be “eligible dividends” in accordance with the provisions of the Tax Act.

Dividends received or deemed to be received on Common Shares in a taxation year by a Resident Holder that is a corporation will be included in the Resident Holder’s income for that year and will generally be deductible in computing such Resident Holder’s taxable income. A Resident Holder that was, at any time in a taxation year, a “private corporation” as defined in the Tax Act, or a corporation controlled, whether by reason of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), generally will be liable to pay a refundable tax of 33 1⁄3% under Part IV of the Tax Act on any dividends received or deemed to be received on Common Shares in that year to the extent that such dividends are deductible in computing the Resident Holder’s taxable income for that year.

Non-Residents of Canada

This portion of the summary is generally applicable to a Non-Resident Holder. Special considerations, which are not discussed in this summary, may apply to a Holder that is an insurer that carries on an insurance business in Canada and elsewhere. Such Holders should consult their own adviser.

Pursuant to the terms of this Offering, a Non-Resident Holder that is an Ineligible Holder will not be entitled to exercise Rights but will instead be entitled to proceeds (if any) received on the disposition of such Rights by the Subscription Agent.

Receipt of Rights

The issuance of Rights to a Non-Resident Holder will not be subject to Canadian withholding tax and generally no other tax will be payable under the Tax Act by a Non-Resident Holder in respect of the receipt of Rights.

Exercise of Rights

The exercise of Rights by a Non-Resident Holder will not constitute a disposition of Rights for purposes of the Tax Act and, consequently, no gain or loss will be realized by the Non-Resident Holder upon the exercise of the Rights.

Expiry of Rights

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of the expiry or termination of an unexercised Right.

Disposition of Rights and Common Shares

A Non-Resident Holder will generally not be subject to tax under the Tax Act in respect of any capital gain, and will not be able to deduct the allowable portion of any capital loss, realized on a disposition of Rights (including a disposition of a Right by the Subscription Agent on behalf of a Non-Resident Holder that is an Ineligible Holder) or Common Shares unless the Rights and/or Common Shares disposed of constitute “taxable Canadian property” of the Non-Resident Holder and, in respect of any capital gain, the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

Provided the Common Shares are listed on a designated stock exchange (which includes the TSXV), Rights and Common Shares will generally not constitute taxable Canadian property of a Non-Resident Holder at any particular time unless at any time during the 60-month period immediately preceding such particular time: (a) 25% or more of the issued shares of any class or series of the capital stock of the Company were owned by one or any combination of (i) the Non-Resident Holder, (ii) persons not dealing at arm’s length with the Non-Resident Holder, or (iii) pursuant to Proposed Amendments, partnerships in which the Non-Resident Holder or a person not dealing at arm’s length with the Non-Resident Holder held a membership interest directly or indirectly through one or more partnerships; and (b) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties, timber resource properties or an option in respect of, an interest in, or for civil law a right in, any such property, whether or not such property exists.

Notwithstanding the foregoing, in certain circumstances Rights and/or Common Shares could be taxable Canadian property by virtue of deeming rules in the Tax Act. Where Rights and/or Common Shares constitute “taxable Canadian property” of a Non-Resident Holder and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention, a capital gain (or a capital loss) realized on the disposition or deemed disposition of Rights and/or Common Shares will generally be subject to the same Canadian federal income tax consequences discussed above applicable to a Resident Holder under “Residents of Canada - Taxation of Capital Gains and Capital Losses”.

Dividends on Common Shares

Dividends paid or credited, or deemed under the Tax Act to be paid or credited, on Common Shares to a Non-Resident Holder will generally be subject to Canadian withholding tax at the rate of 25%, unless the rate is reduced under the provisions of an income tax treaty or convention between Canada and the country where the Non-Resident Holder is resident. Where the Non-Resident Holder is a resident of the United States for the purposes of, and is entitled to benefits under, the Canada-United States Income Tax Convention, (1980) and is the beneficial owner of the dividends, the rate of Canadian withholding tax applicable to dividends is generally reduced to 15%.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax consequences generally applicable to U.S. Holders (as defined below) of the receipt, exercise, expiration and disposition of Rights received pursuant to the Offering and the ownership and disposition of Common Shares acquired on the exercise of such Rights. This summary addresses only holders who hold the Rights and Common Shares as “capital assets” (generally, assets held for investment purposes).

The following summary does not purport to address all U.S. federal income tax consequences that may be relevant to a U.S. Holder as a result of the receipt, exercise, expiration and disposition of Rights received pursuant to the Offering or the ownership and disposition of Common Shares acquired on the exercise of such Rights, nor does it take into account the specific circumstances of any particular holder, some of which may be subject to special tax rules (including, but not limited to, tax-exempt organizations (including private foundations), banks or other financial institutions, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, U.S. expatriates, holders subject to the alternative minimum tax, partnerships and other pass-through entities and investors in such entities, persons that own or are treated as owning (or owned or are treated as having owned) 10% or more of the Company’s voting stock, controlled foreign corporations, passive foreign investment companies, persons that hold a Right or Common Share as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction, and U.S. Holders whose functional currency is not the U.S. dollar).

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, administrative pronouncements and rulings of the United States Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. Except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. This summary does not describe any state, local or non-U.S. tax law considerations, or any aspect of U.S. federal tax law other than income taxation (e.g., estate or gift tax). U.S. Holders should consult their own tax advisors regarding such matters.

No legal opinion from U.S. legal counsel or ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the receipt, exercise, expiration and disposition of Rights received pursuant to the Offering or the ownership and disposition of Common Shares acquired on the exercise of such Rights. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

As used in this summary, a “U.S. Holder” is a beneficial owner of Rights or Common Shares, as applicable, that is (i) a citizen or individual resident of the United States as determined for U.S. federal income tax purposes, (ii) a corporation (or an entity taxable as a corporation) created or organized under the law of the United States, any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax without regard to its source, or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has an election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The tax treatment of a partner in a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) may depend on both the partnership’s and the partner’s status and the activities of the partnership. Partnerships (or other entities or arrangements classified as a partnership for U.S. federal income tax purposes) that are beneficial owners of Rights or Common Shares, and their partners and other owners, should consult their own tax advisors regarding the tax consequences of the receipt, exercise, expiration and disposition of Rights received pursuant to the Offering and to the ownership and disposition of Common Shares acquired on the exercise of such Rights.

This summary is of a general nature only. It is not intended to constitute, and should not be construed to constitute, legal or tax advice to any particular holder. U.S. Holders should consult their own tax advisors as to the tax considerations applicable to them in their particular circumstances.

Taxation of Rights

Receipt, Exercise, and Expiration of Rights

A U.S. Holder should not recognize any gain or loss for U.S. federal income tax purposes as a result of the receipt, exercise, or expiration of Rights.

If the fair market value of Rights when received by a U.S. Holder is less than 15% of the fair market value of the Common Shares with respect to which such Rights are received, the Rights will have no basis unless the U.S. Holder affirmatively elects to allocate its adjusted tax basis in its Common Shares between its Common Shares and the Rights received in proportion to their relative fair market values (as determined on the date the Rights are received). A U.S. Holder must make this election in its timely filed U.S. federal income tax return for the taxable year in which the Rights are received and once made, the election is irrevocable. If, at the time of receipt, the fair market value of the Rights is 15% or more of the fair market value of the Common Shares with respect to which the Rights are received, a U.S. Holder’s adjusted tax basis in its Common Shares must be allocated between its Common Shares and the Rights received in proportion to their relative fair market values (as determined on the date Rights are received). Any tax basis allocated to Rights under these rules will be allocated back to the Common Shares if the Rights expire unexercised.

A U.S. Holder generally will not realize gain or loss on the exercise of a Right. A U.S. Holder’s tax basis in a Common Share acquired upon the exercise of a Right will be equal to its adjusted tax basis in the Right plus the U.S. dollar value exercise price determined at the spot rate on the date of exercise. The holding period of a Common Share acquired upon the exercise of a Right will begin with and include the date of exercise. If a U.S. Holder receives the Rights pursuant to the Offering and such Rights expire, the U.S. Holder generally will not recognize gain or loss. In addition, any tax basis allocated to Rights under the rules described in the preceding paragraph would be allocated back to the Common Shares such that the tax bases of such Common Shares would be the same as they were prior to the distribution of the Rights.

Sale, Exchange, or Other Disposition of Rights

Subject to the PFIC rules discussed below, a U.S. Holder will recognize capital gain or loss on the sale or other taxable disposition of Rights in an amount equal to the difference between the U.S. Holder’s tax basis in the Rights, if any, and the U.S. dollar value of the amount realized from the sale or other disposition. Any such gain will generally be U.S. source gain for U.S. foreign tax credit purposes. A U.S. Holder’s holding period in the Rights will include its holding period in the Common Shares with respect to which the Rights were distributed. If the U.S. Holder’s holding period for the Rights exceeds one year, any gain or loss will be long-term capital gain or loss. The deductibility of capital losses may be subject to limitations.

The amount realized on a sale or other disposition of a Right for an amount in a currency other than the U.S. dollar (a “foreign currency”) will be the U.S. dollar value of this amount on the date of sale or disposition (or in the case of cash basis and electing accrual basis taxpayers, the settlement date, provided that the Rights are traded on an established securities market). On the settlement date, the U.S. Holder will recognize U.S. source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference, if any, between the U.S. dollar value of the amount received based on the exchange rate in effect on the date of sale or other disposition and the settlement date. However, in the case of Rights traded on an established securities market that are sold by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), the amount realized will be based on the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognized at that time. If an accrual basis U.S. Holder makes the election described above, it must be applied consistently from year to year and cannot be revoked without the consent of the IRS.

If any Canadian taxes are imposed upon a gain from the sale or other disposition of a Right by a U.S. Holder, foreign tax credits may not be available with respect to such Canadian taxes. U.S. Holders should consult their own tax advisors regarding the potential imposition of any Canadian taxes on any gain and the related U.S. federal income tax consequences.

Taxation of Common Shares

Distributions on Common Shares

In general, subject to the PFIC rules discussed below, the gross amount of any distribution made to a U.S. Holder on Common Shares (including amounts withheld to pay Canadian withholding taxes) will constitute a dividend for U.S. federal income tax purposes to the extent paid out of the Company’s current or accumulated earnings and profits, as determined for United States federal income tax purposes. To the extent the amount of such distribution exceeds the Company’s current and accumulated earnings and profits, it will be treated first as a nontaxable return of capital to the extent of such U.S. Holder’s tax basis in such Common Shares and thereafter will be treated as gain from the sale or exchange of such Common Shares. The Company does not intend to calculate its earnings and profits under U.S. federal income tax rules. Accordingly, U.S. Holders should expect that a distribution generally will be treated as a dividend for United States federal income tax purposes. Each U.S. Holder should consult its own tax advisor regarding the tax treatment of any distribution.

The amount of any dividend paid to a U.S. Holder in Canadian dollars (including amounts withheld to pay Canadian withholding taxes) will be includible in income in a U.S. dollar amount by reference to the exchange rate between the U.S. dollar and the Canadian dollar in effect on the date of receipt of such dividend by the U.S. Holder, regardless of whether such Canadian dollars are in fact converted into U.S. dollars. If the Canadian dollars so received are converted into U.S. dollars on the date of receipt, such U.S. Holder generally would not be required to recognize foreign currency gain or loss in respect of the dividend income. If the Canadian dollars so received are not converted into U.S. dollars on the date of receipt, such U.S. Holder generally will have a tax basis in such Canadian dollars equal to the U.S. dollar value of such Canadian dollars on the date of receipt. Such tax basis will be used to measure gain or loss from a subsequent conversion or other disposition of the Canadian dollars. Any gain or loss on a subsequent conversion or other taxable disposition of such Canadian dollars generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes.

Subject to the PFIC rules discussed below, distributions on Common Shares to certain non-corporate U.S. Holder that are treated as dividends may be taxed at preferential rates. Such dividends will not be eligible for the “dividends received” deduction ordinarily allowed to corporate shareholders with respect to dividends received from U.S. corporations.

Distributions on Common Shares that are treated as dividends generally will constitute income from sources outside the United States and generally will be categorized for U.S. foreign tax credit purposes as “passive category income”. A U.S. Holder may be eligible to elect to claim a U.S. foreign tax credit against its U.S. federal income tax liability, subject to applicable limitations and holding period requirements, for Canadian tax withheld, if any, from distributions received in respect of the Common Shares. A U.S. Holder that does not elect to claim a U.S. foreign tax credit may instead claim a deduction for Canadian tax withheld, but only for a taxable year in which the U.S. Holder elects to do so with respect to all non-U.S. income taxes paid or accrued in such taxable year. The rules relating to U.S. foreign tax credits are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale, Exchange or other Taxable Disposition of Common Shares

A U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes upon the sale, exchange or other taxable disposition of the Common Shares equal to the difference, if any, between the amount realized on the sale, exchange or other taxable disposition and such U.S. Holder’s adjusted tax basis in its Common Shares. Subject to the PFIC rules discussed below, such gain or loss will be capital gain or loss and will be long term capital gain (currently taxable at a reduced rate for non-corporate U.S. Holders) or loss if, on the date of the sale, exchange or other taxable disposition, the Common Shares have been held by such U.S. Holder for more than one year. The deductibility of capital losses is subject to limitations. Such gain or loss generally will be sourced within the United States for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Rules

Certain adverse U.S. federal income tax rules could apply to U.S. Holders owning stock of a PFIC. Under proposed U.S. Treasury regulations, if a U.S. Holder has an option, warrant, or other right to acquire stock of a PFIC (such as the Rights), such option, warrant or right is considered to be PFIC stock subject to the rules discussed below. In addition, under the proposed U.S. Treasury Regulations, the holding period for a Common Share acquired on the exercise of a Right will begin on the date a U.S. Holder acquires the Rights. This could impact the availability of any otherwise available election with respect to a Common Share acquired on the exercise of a Right. Thus, a U.S. Holder will have to account for Rights and Common Shares under the PFIC rules and any applicable election differently. Each U.S. Holder should consult its own tax advisor regarding the application of such rules.

If finalized in their current form, these proposed U.S. Treasury regulations would be effective for transactions occurring on or after April 1, 1992. Because the proposed U.S. Treasury regulations have not yet been adopted in final form, they are not currently effective, and there is no assurance that they will be adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final U.S. Treasury regulations, taxpayers may apply reasonable interpretations of the Code provisions applicable to PFICs and that it considers the rules set forth in the proposed U.S. Treasury regulations to be reasonable interpretations of those Code provisions. The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of U.S. Treasury regulations which in many instances have not been promulgated and which, when promulgated, may have retroactive effect. U.S. Holders should consult their own tax advisors about the potential applicability of the proposed U.S. Treasury regulations.

A non-U.S. corporation will be considered a PFIC for any taxable year in which (1) 75% or more of its gross income is “passive income” under the PFIC rules or (2) 50% or more of the average quarterly value of its assets produce (or are held for the production of) “passive income.” For this purpose, “passive income” generally includes interest, dividends, rents, royalties and certain gains from the sale of stock and securities and certain gains from commodities transactions. Active business gains arising from the sale of commodities, however, generally are excluded from passive income. Moreover, for purposes of determining if the non-U.S. corporation is a PFIC, if the non-U.S. corporation owns, directly or indirectly, at least 25%, by value, of the shares of another corporation, it will be treated as if it holds directly its proportionate share of the assets and receives directly its proportionate share of the income of such other corporation. If a corporation is treated as a PFIC with respect to a U.S. Holder for any taxable year, the corporation will continue to be treated as a PFIC with respect to that U.S. Holder in all succeeding taxable years, regardless of whether the corporation continues to meet the PFIC requirements in such years, unless certain elections are made.

The determination as to whether a non-U.S. corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the income, expenses and assets of the non-U.S. corporation from time to time and the nature of the corporation’s activities. Based on current business plans and financial expectations, the Company expects to be classified as a PFIC for the 2014 taxable year and may be a PFIC in future tax years. However, the Company’s actual PFIC status for the current or any future taxable year is uncertain and cannot be determined until after the end of such taxable year.

If the Company is classified as a PFIC, a U.S. Holder that does not make the election described below would be required to report any gain on the disposition of any Common Shares and, under the proposed U.S. Treasury Regulations, any Rights, as ordinary income, rather than as capital gain, and to compute the tax liability on such gain and any “Excess Distribution” (as defined below) received in respect of the Common Shares as if such items had been earned ratably over each day in the U.S. Holder’s holding period (or a portion thereof) for the Common Shares or Rights, as applicable. The amounts allocated to the taxable year during which the gain is realized or distribution is made, and to any taxable years in such U.S. Holder’s holding period that are before the first taxable year in which the Company is treated as a PFIC with respect to the U.S. Holder, would be included in the U.S. Holder’s gross income as ordinary income for the taxable year of the gain or distribution. The amount allocated to each other taxable year would be taxed as ordinary income in the taxable year during which the gain is realized or distribution is made at the highest tax rate in effect for the U.S. Holder in that other taxable year and would be subject to an interest charge as if the income tax liabilities had been due with respect to each such prior year. For purposes of these rules, gifts, exchanges pursuant to corporate reorganizations, and use of the Common Shares or Rights as security for a loan may be treated as a taxable disposition of the Common Shares or Rights, as the case may be. An “Excess Distribution” is the amount by which distributions during a taxable year in respect of a Common Share exceed 125% of the average amount of distributions in respect thereof during the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period for the Common Shares).

Certain additional adverse tax rules will apply to a U.S. Holder for any taxable year in which the Company is treated as a PFIC with respect to such U.S. Holder and any subsidiary of the Company is also treated as a PFIC (a “Subsidiary PFIC”). In such a case, the U.S. Holder will generally be deemed to own its proportionate interest (by value) in any Subsidiary PFIC and be subject to the PFIC rules described above with respect to the Subsidiary PFIC regardless of such U.S. Holder’s percentage ownership in the Company.

The PFIC tax rules outlined above would not apply if a U.S. Holder elected to treat the Company as a “qualified electing fund” or “QEF”. U.S. Holders should consult their tax advisors as to the availability and consequences of such an election. Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC or, in certain cases, QEF inclusions.

The Company expects to provide U.S. Holders, upon request, with the information that is necessary to make a QEF election. If a U.S. Holder were eligible for and timely made a QEF election, such U.S. Holder would include in income each year for which the Company is a PFIC (and be subject to current U.S. federal income tax on) such U.S. Holder’s pro rata share of our ordinary earnings, as ordinary income, and net capital gains, as long-term capital gain, for the Company’s taxable year that ends with or within such U.S. Holder’s taxable year, regardless of whether such amounts are actually distributed. Any such ordinary income would not be eligible for the favorable rates applicable to qualified dividend income. If a U.S. Holder is corporation it will not be eligible for a dividends received reduction in respect of such income or gain. A U.S. Holder’s adjusted tax basis in Common Shares would be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed would result in a corresponding reduction in your adjusted tax basis in our Common Shares and would not be taxed again. A U.S. Holder would not, however, be entitled to a deduction for its pro rata share of any losses that the Company incurred with respect to any year. In certain cases in which the Company did not distribute all of its earnings in a taxable year, such U.S. Holder might also be permitted to elect to defer payment of some or all of the taxes on the Company’s income, subject to an interest charge on the deferred amount. U.S. Holders would generally recognize capital gain or loss on the sale, exchange or other disposition of Common Shares.

U.S. Holders would generally make a QEF election with respect to the first year during which the Company were at any time a PFIC by filing one copy of IRS Form 8621 with such U.S. Holders’ U.S. federal income tax return. The QEF election is made on a shareholder by shareholder basis and can only be revoked with the consent of the IRS. Because the holding period of Common Shares acquired pursuant to the exercise of Rights would begin at the time the Rights are received, a US Holder may not be able to make a QEF Election for the first taxable year in which it is treated as holding such Common Shares. US Holders should consult their own tax advisors regarding making a QEF election and possible elections to avoid unfavourable consequences of making elections that are not effective for the first year of a holders holding period.

A U.S. Holder could also avoid certain of the PFIC tax rules described above if the U.S. Holder made a timely and effective election to mark the Common Shares to market (a “Mark-to-Market Election”), provided the Common Shares are treated as regularly traded on a qualified exchange or other market within the meaning of the applicable U.S. Treasury regulations. However, a U.S. Holder will not be permitted to make a Mark-to-Market Election with respect to a Subsidiary PFIC.

U.S. Holders should consult their own tax advisors regarding the tax consequences that would arise if the Company is treated as a PFIC for any year, any applicable information reporting requirements and the availability of any elections that may help mitigate the tax consequences to a U.S. Holder if the Company is a PFIC.

Additional Tax on Passive Income

U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% additional tax on unearned income, including, among other things, interest on the Debentures, and capital gains from the sale or other taxable disposition of, the Rights or Debentures, subject to certain limitations and exceptions. U.S. Holders are urged to consult their own tax advisors regarding the possible implications of the additional tax on investment income described above.

U.S. Information Reporting and Backup Withholding

Under U.S. federal income tax law and regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. Penalties for failure to file certain of these information returns are substantial. U.S. return disclosure obligations (and related penalties for failure to disclose) have also been imposed on U.S. individuals that hold certain specified foreign financial assets in excess of US$50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also may include the Rights and Common Shares. U.S. Holders should consult with their own tax advisors regarding the application of the information reporting rules.

Dividends on Common Shares and proceeds from the sale or other disposition of Rights or Common Shares that are paid in the United States or by a U.S.-related financial intermediary will be subject to U.S. information reporting rules, unless a U.S. Holder is a corporation or other exempt recipient. In addition, payments that are subject to information reporting may be subject to backup withholding if a U.S. Holder fails to provide its taxpayer identification number, fails to certify that such number is correct, fails to certify that such U.S. Holder is not subject to backup withholding, or otherwise fails to comply with the applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules are available to be credited against a U.S. Holder’s U.S. federal income tax liability and may be refunded to the extent they exceed such liability, provided the required information is provided to the IRS in a timely manner.

ELIGIBILITY FOR INVESTMENT

In the opinion of Norton Rose Fulbright Canada LLP, counsel to the Company, the Rights and Common Shares, if issued on the date hereof, would be as of the date hereof, qualified investments under the Tax Act for trusts governed by Registered Plans, provided that in the case of Rights, the Company is not an annuitant, a beneficiary, an employer nor a subscriber under, nor a holder of the Registered Plan and deals at arm’s length with any such person.

Notwithstanding that Rights and Common Shares may be qualified investments for a trust governed by a RRSP, RRIF or a TFSA, the annuitant under a RRSP or RRIF or the holder of a TFSA may be subject to a penalty tax if such Rights and/or Common Shares are a “prohibited investment” for the RRSP, RRIF or TFSA for purposes of the Tax Act. Rights and Common Shares will generally not, as of the date hereof, be a “prohibited investment” for trusts governed by a TFSA, RRSP, or RRIF unless the holder of the TFSA or the annuitant under the RRSP or RRIF, as applicable, (i) does not deal at arm’s length with the Company for purposes of the Tax Act, or (ii) has a “significant interest” as defined in the Tax Act in the Company.

Holders should consult their own tax advisors regarding their particular circumstances.

INTEREST OF EXPERTS

Certain legal matters relating to the Offering and Equity Backstop will be passed upon by Norton Rose Fulbright Canada LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP, in respect of United States matters, on behalf of WesternZagros. As at the date hereof, Norton Rose Fulbright Canada LLP and its partners and associates, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding securities of WesternZagros and its associates and affiliates. Lianne Tysowski, a partner of Norton Rose Fulbright Canada LLP, is the Corporate Secretary of WesternZagros.

PricewaterhouseCoopers LLP, the auditor of WesternZagros, has confirmed that it is independent with respect to WesternZagros within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

Resource estimates contained in certain documents incorporated by reference in this short form prospectus have been audited in reports prepared by Sproule. As at the date hereof, to the knowledge of WesternZagros, neither Sproule nor its officers beneficially own, directly or indirectly, any of the securities of WesternZagros.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

In an offering of rights, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial securities legislation, to the price at which the right is offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon exercise of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages or consult with a legal advisor.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the Registration Statement of which this short form prospectus forms a part: (a) the Equity Backstop Agreement; (b) the AIF; (c) the Annual Financial Statements; (d) the Annual MD&A; (e) the Interim Financial Statements; (f) the Interim MD&A; (g) the 2013 Information Circular; (h) the 2014 Information Circular; (i) the February Material Change Report; (j) the March Material Change Report; (k) the September Material Change Report; (l) the Consent of PricewaterhouseCoopers LLP; (m) the Consent of Norton Rose Fulbright Canada LLP; (n) the Consent of Sproule International Limited; and (o) powers of attorney.

CERTIFICATE OF WESTERNZAGROS RESOURCES LTD.

Dated: September 3, 2014

This short form prospectus (which includes the marketing materials included or incorporated by reference), together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada.

By: (Signed) “M. Simon Hatfield” Chief Executive Officer	By: (Signed) “Gregory C. Stevenson” Chief Financial Officer

On Behalf of the Board of Directors

By: (Signed) “Fred J. Dyment” Director	By: (Signed) “David J. Boone” Director

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CERTIFICATE OF THE MANAGING DEALER

Dated: September 3, 2014

To the best of our knowledge, information and belief, this short form prospectus (which includes the marketing materials included or incorporated by reference), together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada.

FIRSTENERGY CAPITAL CORP.

By: (Signed) “Robyn Hemminger”

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Any questions and requests for assistance may be directed to the Information Agent:

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario

M5X 1E2

North American Toll Free Phone:

1-877-657-5859

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

EXHIBITS

Exhibit Number	Description

1.1	Equity Backstop Agreement dated August 14, 2014, by and among the Registrant and Crest Energy International LLC.

2.1	The Registrant’s annual information form for the year ended December 31, 2013, dated March 13, 2014.

2.2	The Registrant’s audited financial statements as at and for the years ended December 31, 2013 and 2012, together with the notes thereto and the independent auditor’s report thereon.

2.3	The Registrant’s management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2013.

2.4	The Registrant’s interim financial statements for the three and six months ended June 30, 2014 and 2013.

2.5	The Registrant’s management’s discussion and analysis of financial condition and results of operations for the six months ended June 30, 2014.

2.6	The Registrant’s management information circular dated as of April 14, 2014, relating to the annual meeting of shareholders of the Registrant held on June 4, 2014.

2.7	The Registrant’s material change report, dated February 13, 2014.

2.8	The Registrant’s material change report, dated March 21, 2014.

2.9	The Registrant’s amended and restated material change report, dated September 2, 2014.

2.10	Excerpt from management’s discussion and analysis of financial condition and results of operations for the three months ended March 31, 2014.

2.11	The Registrant’s management information circular dated April 15, 2013, relating to the annual meeting of shareholders of the Registrant held on June 6, 2013.

3.1	Consent of PricewaterhouseCoopers LLP.

3.2	Consent of Norton Rose Fulbright Canada LLP.

3.3	Consent of Sproule International Limited.

4.1	Powers of Attorney (included on the signature page of this Registration Statement).

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-7 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Alberta, Canada on September 3, 2014.

WESTERNZAGROS RESOURCES LTD.

By:	/s/ Greg Stevenson
Name: Greg Stevenson
Title: Chief Financial Officer

POWERS OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Simon Hatfield and Greg Stevenson, and each of them, either of whom may act without the joinder of the other, the true and lawful attorney-in-fact and agent of the undersigned, with full power of substitution and resubstitution, to execute in the name, place and stead of the undersigned, in any and all such capacities, any and all amendments (including post-effective amendments) to this Registration Statement, and all instruments necessary or in connection therewith, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the United States Securities and Exchange Commission, and hereby grants to each such attorney-in-fact and agent, each acting alone, full power and authority to do and perform in the name and on behalf of the undersigned each and every act and thing whatsoever necessary or advisable to be done, as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by or on behalf of the following persons in the capacities indicated, on September 3, 2014.

Signature	Title

/s/ Simon Hatfield Simon Hatfield	Chief Executive Officer and Director (Principal Executive Officer)

/s/ Greg Stevenson Greg Stevenson	Chief Financial Officer (Principal Financial and Principal Accounting Officer)

/s/ Fred Dyment Fred Dyment	Chairman and Director

/s/ David Boone David Boone	Director

/s/ John Frangos John Frangos	Director

/s/ James Houck James Houck	Director

/s/ Randall Oliphant Randall Oliphant	Director

/s/ William Wallace William Wallace	Director

/s/ John Howland John Howland	Director

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the undersigned certifies that it is the duly authorized United States representative of the Registrant and has duly signed this Registration Statement in the City of Newark, State of New Jersey, on September 3, 2014.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Managing Director

INDEX TO EXHIBITS

Exhibit Number	Description

1.1	Equity Backstop Agreement dated August 14, 2014, by and among the Registrant and Crest Energy International LLC.

2.1	The Registrant’s annual information form for the year ended December 31, 2013, dated March 13, 2014.

2.2	The Registrant’s audited financial statements as at and for the years ended December 31, 2013 and 2012, together with the notes thereto and the independent auditor’s report thereon.

2.3	The Registrant’s management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2013.

2.4	The Registrant’s interim financial statements for the three and six months ended June 30, 2014 and 2013.

2.5	The Registrant’s management’s discussion and analysis of financial condition and results of operations for the six months ended June 30, 2014.

2.6	The Registrant’s management information circular dated as of April 14, 2014, relating to the annual meeting of shareholders of the Registrant held on June 4, 2014.

2.7	The Registrant’s material change report, dated February 13, 2014.

2.8	The Registrant’s material change report, dated March 21, 2014.

2.9	The Registrant’s amended and restated material change report, dated September 2, 2014.

2.10	Excerpt from management’s discussion and analysis of financial condition and results of operations for the three months ended March 31, 2014.

2.11	The Registrant’s management information circular dated April 15, 2013, relating to the annual meeting of shareholders of the Registrant held on June 6, 2013.

3.1	Consent of PricewaterhouseCoopers LLP.

3.2	Consent of Norton Rose Fulbright Canada LLP.

3.3	Consent of Sproule International Limited.

4.1	Powers of Attorney (included on the signature page of this Registration Statement).